PK Petro Kazakhstan
BRANCHING OUT
2003 Annual Report

Company overview

PetroKazakhstan Inc. (“PetroKazakhstan”, the “Corporation” or the “Company”) is a vertically integrated, international energy company celebrating its seventh year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

As of January 1, 2004, PetroKazakhstan’s proved plus probable reserve base has been independently assessed at 490.0 million barrels of oil and 32.6 billion cubic feet of gas.

PetroKazakhstan has one class of shares that are listed in Canada, the United States, the United Kingdom and Germany.

NOTICE OF SHAREHOLDERS’ MEETING

The Annual and Special General Meeting of Shareholders will be held at 11:00 a.m. on Tuesday, May 4, 2004 at the Hyatt Regency Calgary on Stephen Avenue Walk, 700 Centre Street S.E., Calgary, Alberta, Canada.

All shareholders are encouraged to attend and participate in the meeting. Those unable to attend should vote by proxy.

The terms used throughout our Annual Report are defined, and summarized on the inside of the back cover.

All numbers are in United States dollars unless otherwise indicated.

Highlights	2
President’s message	4
Kazakhstan	10
Operations review	15
Managements’s discussion & analysis	31
Corporate governance	54
Financial section	FS1

The phrase branching out sums up our accomplishments during the year and our ambitions for the future. We are proud to report that we are continuing to grow our Company in many ways.

2003 Highlights & achievements

Achievements

•   record financial results
•   record production, 11.4% increase compared to 2002
•   startup of the KAM pipeline and Dzhusaly rail loading terminal
•   completed construction of the Gas Utilization Project
•   ongoing exploration success at North Nurali
•   acquisition of additional exploration acreage
•   increased shipments of crude oil to China
•   started shipments through the CPC pipeline in October
•   started shipments of crude oil to the Tehran refinery in Iran
•   completed debt refinancing
•   PetroKazakhstan’s common shares listed on the London Stock Exchange

FINANCIAL AND OPERATING HIGHLIGHTS
Years ended December 31
(EXPRESSED IN MILLIONS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

	2003	2002	2001

FINANCIAL
Net Income	317.5	162.6	169.3
Per share (basic) ($)	4.06	2.01	2.12
Cash Flow	399.9	216.8	200.3
Per share (basic) ($)	5.12	2.68	2.51
EBITDA	590.5	343.6	291.5
Capital Expenditures	203.2	140.1	110.2
Total Assets	1,025.6	696.7	575.9
Shareholders’ Equity	577.9	272.5	132.1
Shares Outstanding at December 31	77,920,226	78,956,875	80,103,784
Number of Employees at December 31	2,610	3,306	4,058

OPERATING
Production (bopd)	151,349	135,842	100,877
Reserves (proved plus probable) (mmbbls)*	490.0	518.3	512.3

* as of January 1 of the following year

Operating Achievements

•   increased production by 11.4%
•   start-up of the KAM pipeline and Dzhusaly rail loading terminal
•   operating costs of $1.19/bbl

2004 Objectives

•   fully utilizing new transportation routes to international markets
•   increasing production and reserves through development and acquisitions in Kazakhstan
•   using western technology in the exploration and development of the South Turgai basin
•   continuing to improve the yield of the Shymkent refinery
•   operating the Gas Utilization Project
•   completing the railcar acquisition program

Production	Reserves	Cash flow
(mbopd)	(mmbbls) (as of Jan. 1 of the following year)	(millions of U.S. dollars)

2003 Production	2003 Reserves	2003 Cash flow

A Message from Mr. Bernard Isautier, President and Chief Executive Officer

2003 will be characterized as a year of branching out for the Corporation. Our Company was focused on growing production, expanding exploration, opening new export routes, increasing the yield and energy efficiency of the refinery, building stronger relationships in Kazakhstan and expanding our worldwide shareholder base.

We achieved record financial performance, record production, exploration success, continued unit cost reductions and greatly enhanced leverage in the export marketplace due to the opening of no less than three new marketing export routes.

NAME CHANGE AND RECOGNITION

In an effort to define more clearly what the Company does and where, a corporate name change was implemented on June 2, 2003. The Company’s name was changed to PetroKazakhstan Inc. from Hurricane Hydrocarbons Ltd. This rebranding was implemented across the group and was well received in Kazakhstan by the public at large, by our employees and by the international investment community.

Also, in an effort to increase our international shareholder base, our Company was listed on the London Stock Exchange on October 16, 2003.

RESERVE GROWTH

As of January 1, 2004 our reserves were independently determined to be 490.0 million barrels (mmbbls) of oil and 32.6 billion cubic feet (bcf) of gas by McDaniel & Associates Consultants Ltd., on a proved plus probable basis, and using escalating prices discounted at 10% they were valued at over $3.0 billion before tax. Due to the implementation of a more stringent Canadian standard of reserves definition and recognition as set out in National Instrument 51-101 (Standards of Disclosure for Oil and Natural Gas activities), total proved plus probable reserves decreased marginally by 28.3 mmbbls relative to January 1, 2003. Although eligible for an exemption from these new standards, we complied with the new policy as we have always sought to provide the highest level of disclosure to our shareholders.

As part of its reserve growth strategy, in addition to acquiring new exploration licenses and increasing its exploration activity, the Company is looking actively at potential acquisitions of existing reserves, when such acquisitions can add shareholder value.

QUARTERLY DIVIDEND POLICY

In early 2004, the Company introduced a regular quarterly dividend. This policy follows recent trends of our peer group. The quarterly dividend is C$0.15 per share which will be paid on May 3, 2004 to shareholders of record on April 16, 2004. This regular dividend will not materially reduce the ability of the Company to maintain cash reserves for potential acquisition opportunities and to return surplus funds to shareholder, if appropriate, through special distributions or share buy-backs.

On October 16, 2003, Mr. Bernard Isautier appears as a featured guest on CNBC Europe.

RECORD RESULTS

Our record results for 2003 derived from high oil prices, increased production, reduced costs and additional refinery contributions. Key points were:

•   Average production increased by 11.4% over that of 2002 to 151,349 bopd.
•   Cash flow reached $399.9 million, an increase of 84.5% over 2002.
•   Net income was $317.5 million, the best in Company history.

TRANSPORTATION COSTS

Reducing transportation costs continues to be a very important priority. We completed construction of our 177 kilometre (km) Kyzylkiya, Aryskum and Maibulak (KAM) pipeline and were fully operational in June 2003. This pipeline reduces 1,300 km of pipeline and rail transportation movement for crude oil exports, which are sent west to the Black Sea. In such cases, transportation cost savings of approximately $2.00/barrel (bbl) shipped are being realized.

Crude oil exports by rail to the Tehran refinery in Iran via a swap arrangement at the Persian Gulf were initiated successfully in late 2003 and are expected to lead to further development in the future.

In 2002, we were cautiously optimistic that we would be able to gain access to the Caspian Pipeline Consortium (CPC) pipeline. In 2003 this was achieved. In October 2003, we began moving crude produced by Turgai Petroleum (Turgai), our joint venture with Lukoil. The current contractual maximum for oil via CPC is 31,800 bopd gross (1.5 million tonnes per year), which we will achieve in 2004.

Sales to China increased in volumes and a shorter route through the Atasu terminal was established.

Oil exports via CPC, Iran and China are expected to result in further transportation cost savings.

In order to better control key logistics, the Company increased its fleet of controlled railcars through leases or purchases. Turgai purchased 600 railcars for shipments to CPC. Our capital budget for 2004 provides for the purchase of up to 1,000 additional railcars.

UPSTREAM OPERATIONS

We have taken the position that production increases in 2004 will be managed to maximize the financial return on exports. As such, this may result from time to time, in operating at less than the full technical capacity of the fields. Additionally, as production levels in the past have been influenced by external factors, we believe that average production for 2004 could vary in the range of 160,000 to 175,000 bopd. Using the mean of this range, our production target for 2004 is 167,500 bopd. This represents a 10.7% increase in production versus 2003. This will be accomplished through the continued exploitation of our existing fields and the development of our exploration and appraisal success in 2003.

In 2004, we will also be designing the first phase of an Enhanced Oil Recovery (EOR) project at our Kumkol fields as a means of increasing our production and reserve base.

From an exploration and production perspective, PetroKazakhstan now has land interests of approximately two million acres (8,000 km2) in the South Turgai basin, where we operate, and continues to look for additional land opportunities. The South Turgai basin has been identified as having reserve potential in the billions of barrels. To date we have been successful in proving up new exploration concepts which have led to new field discoveries on our exploration acreage and we will continue to drill exploration wells to find additional potential.

Challenges are a natural part of the oil business in emerging countries. I am happy to say that our dedicated team of professionals successfully rose to the task.

DOWNSTREAM OPERATIONS

The product slate of the refinery continued to be enhanced. The startup of the Vacuum Distillation Unit (VDU) in January 2004 is expected to lead to a lower yield of heavy fuel oil (mazut). Subject to market conditions, the mazut yield could be reduced from the current 32% of crude feedstock to as low as 14%. Additional energy improvements were identified which led to a 36% decrease in the overall operating cost of the refinery in 2003 as compared to 2002.

HEALTH, SAFETY AND ENVIRONMENT

In 2003, PetroKazakhstan completed the construction of a 55-megawatt power plant located at the Kumkol field. Commissioning of this plant began in the fourth quarter of 2003. This plant will significantly reduce emissions by utilizing associated gas produced from the Kumkol fields and will provide a reliable source of electricity for our field operations. A second natural gas project at our joint venture field at Akshabulak is planned, which when completed, will provide natural gas to the Kyzylorda region.

We are dedicated and committed to improving safety. Our safety record continues to improve in 2003 as reported incidents were reduced in our Upstream operations by 65% from 20 in 2002 to 7 in 2003 and we had no lost time accidents at our refinery in 2003 compared to four in 2002. We will continue to seek further reductions in our Upstream operations in 2004.

FINANCING

Two new financing agreements totaling $350 million were completed in early 2003. The first was a $225 million term facility (of which $190 million was drawn), which has a four year maturity and was underwritten by a consortium of European banks. The second was a $125 million seven–year Eurobond. These facilities have resulted in lower borrowing costs and have enhanced our financial flexibility by extending our average debt profile.

LOOKING FORWARD

PetroKazakhstan’s strategy for continued growth and success for 2004 and beyond will be to focus on:

•   Fully utilizing new transportation routes to international markets.
•   Increasing production and reserves through development and acquisitions in Kazakhstan.
•   Using western technology in the exploration and development of the South Turgai basin.
•   Continuing to improve the yield of the Shymkent refinery.
•   Further utilizing associated gas production.
•   Completing the railcar acquisition program.

PEOPLE BEHIND THE RESULTS

Challenges are a natural part of the oil business in emerging countries. I am happy to say that our dedicated team of professionals successfully rose to the task. Our people continued to work hard and to reach new levels of professional excellence. Having reached various company milestones, we’ve set ourselves additional objectives to strive for as the Company continues to pursue new opportunities for growth and value creation.

On behalf of the Board of Directors, I extend my sincerest appreciation to all of our employees for their hard work and contribution.

Respectfully submitted on behalf of the Board of Directors,

(signed)

BERNARD F. ISAUTIER

President and Chief Executive Officer

President’s questions and answers

Q	How would you summarize the major events of 2003 for PetroKazakhstan?

A
2003 was a year for branching out in corporate activities. In addition to growing production, a large amount of time and effort was dedicated to expanding exploration, developing new export options for crude oil, improving Downstream margins by developing exports of refined products, and optimizing the Company’s overall operations.

Q	What differential reduction were you able to achieve in 2003?

A
Over the course of 2003, we were very pleased to be able to reduce our corporate differential by $1.85/bbl, from $14.89/bbl in the first quarter of 2003 to $13.04/bbl in the fourth quarter of 2003. This saving was due to the use of our newly constructed KAM pipeline, sales via Aktau and to Uzbekistan as well as the benefit of sales to China via the Atasu terminal.

Q	Will you be able to continue realizing further cost reductions in 2004 as you did in 2003?

A
Yes, we anticipate further cost reductions in 2004. Transportation cost reductions will be one of our major ongoing initiatives in 2004. Increasing crude oil exports to China via Atasu, movements to Iran and movements via the CPC pipeline as well as other optimizations will result in further cost reductions. Cost reductions will result from the full commissioning of our 55-megawatt power plant at Kumkol. Additional efficiencies at our Shymkent refinery, namely the start up of our VDU and boiler house will lead to more value added products, higher netbacks and lower energy requirements.

Q	Has the corporate name change been embraced by the investment community and the government of Kazakhstan?

A
We believe so. In conversations with government officials and the investment community our corporate name change has been received favourably and we have been able to achieve our objective of explicitly telling people what we do and where.

Q	Why was PetroKazakhstan’s common stock listed on the London Stock Exchange in 2003 given that you are already listed in Canada, the United States and Germany?

A
Over the last few years we have worked hard to raise the profile of our Company in North America, which has occured. By listing on the London Stock Exchange we hope to be able to access the European emerging market funds and expand our shareholder base.

Q	You announced a regular dividend policy in early 2004, why?

A
The question of how we were going to distribute efficiently the cash which we were generating has been raised by shareholders for quite some time. While we continue to focus on acquisitions as a means of growth and other options such as share buybacks and debt repayment as methods of cash usage, we felt that a regular dividend policy would attract other investors and would signal to the investment community that we have become a mature and well established company.

Q	Given your stock price appreciation in 2003, is PetroKazakhstan still an attractive investment?

A
We would say yes. Seventy-eight percent of PetroKazakhstan’s 2003 production came from only fourty-four percent of its reserve base. This means that there are still many opportunities from our current reserve base to grow production. Secondly, with the acquisition of new exploration land acreage and the confirmation of new exploration concepts, which have led to new field discoveries, there is a good possibility that additional new fields may be discovered through exploration drilling. Thirdly, given the build-up in our cash reserves, we are also focused on asset acquisitions of production and reserves. Finally, given our portfolio of low cost Upstream projects which yield above average rates of return to our shareholders, we believe our Company is still an attractive investment.

PetroKazakhstan’s vision is to become a recognized leader in the international oil and gas industry...

Q	What is the current situation regarding PetroKazakhstan’s oil exports via the CPC Pipeline?

A
The Company is involved in a joint venture project with Lukoil at the Kumkol North field called Turgai Petroleum (Turgai). Lukoil, via its affiliation with LukArco, is an equity interest owner in the CPC pipeline. Through this affiliation we have been successful in gaining access to the CPC pipeline. Production from Turgai has been contractually designated as oil for shipment via the CPC pipeline. The maximum contractual volume that can be moved is 31,800 bopd (1.5 million tonnes per year). As of year end 2003, movements of 25,000 bopd were being realized. The expectation is that the maximum contractual volume will be achieved in 2004. We are also having ongoing discussions with other equity owners to obtain shipping rights.

Q	How have political events in Russia impacted PetroKazakhstan or Kazakhstan?

A
While political events in Russia have not directly impacted PetroKazakhstan’s operations, Russian energy policies can have an impact on Kazakhstan, particularly on the refined products market. We monitor refined product prices in Russia with the objective of ensuring that our refined product prices are competitive with any Russian product that finds its way into Kazakhstan.

Q	How would you characterize PetroKazakhstan’s current relationship with the government of Kazakhstan?

A
PetroKazakhstan has been operating in Kazakhstan for seven years. In this period of time, Kazakhstan has been recognized as a market economy by Europe and the United States, has undergone many structural changes and has continued to implement various levels of departmental reform. With a country as young as Kazakhstan that is undergoing such changes, implementing detailed rules of law and having trained government personnel in place to implement those rules, is challenging. While all levels of government are becoming more familiar with these reforms, there still does exist a difference of interpretation in the application of the new laws. We have ongoing dialogue with government bodies and continue to work cooperatively on issues or disputes which arise.

Q	Looking ahead into 2004 and beyond, what challenges or problems do you worry about?

A
The challenge of operating in Kazakhstan is that there are still many opportunities which are not being realized. This is normal for a young country continuing on its path of free enterprise and market economy practices. Significant amounts of time must be spent in negotiations with officials at various levels to obtain the approvals and support needed to carry out these opportunities.

Q	What is PetroKazakhstan trying to achieve over the next three years?

A
We expect to be focused on further increases in production and reserves and cost reductions, especially transportation costs. We will continue to develop our Downstream operations and will hope to have established another area of operation in Kazakhstan to support our further growth.

Q	Has your vision for PetroKazakhstan changed over the last year?

A
No, it hasn’t. PetroKazakhstan’s vision is to become a recognized leader in the international oil and gas industry within the former Soviet Union; to be a leader recognized by its ability to create shareholder value, to operate in a professional manner and to be recognized in Kazakhstan as a model corporate citizen.

Kazakhstan

Kazakhstan is a land of vast steppes and majestic mountains that lies within Central Asia. It is bordered by the Caspian Sea to the west, Russia to the north, China to the east and the countries of Turkmenistan, Uzbekistan and Kyrgyzstan to the south.

The official state language of Kazakhstan is Kazakh. As a Republic, Kazakhstan has a President as the Head of State. The leader of the government is the Prime Minister. The Prime Minister, the individual Ministers and oblast Akims (regional governors) are all appointed by the President. The Government of Kazakhstan functions with an upper and lower house – the upper house being the Senate and the lower house being the Majhalis. Kazakhstan’s next presidential elections are scheduled for 2006. According to government statistics, Kazakhstan’s population as of the end of 2003 totaled approximately 14.95 million people, 57% living in the urban areas with the remaining 43% living in the rural areas.

In 2003 Kazakhstan celebrated its 12th anniversary of independence. Throughout its development, the country has been focused on a gradual shift to liberal economic policies resulting in high economic growth. In terms of economic development, Kazakhstan has forged well ahead of most former Soviet Union countries.

VAST NATURAL RESOURCES

Kazakhstan is the world’s ninth largest country covering an area of 2.7 million km2 and contains vast amounts of untapped mineral wealth and oil and gas reserves. It is roughly one quarter the size of Canada (10.0 million km2) or approximately 30% of the size of the United States (9.4 million km2). This huge untapped resource base has drawn immense foreign investment interest to Kazakhstan. Since independence, Kazakhstan has attracted over $24.5 billion in foreign investment of which a large proportion has been in the oil and gas sector.

Virtually every major international oil and gas company is investing capital in Kazakhstan. This includes companies from North America such as ExxonMobil, ChevronTexaco, and Phillips to European based companies such as Shell, Total, Agip, ENI and British Gas to Far East and Russian companies such as Inpex, Chinese National Petroleum Corporation, Sinopec, Lukoil and Rosneft. Recently, Japan, given its growing consumption of crude oil and its complete dependence on imported oil to feed that demand, expressed interest in Kazakhstan’s resource base and has begun to review additional investments in the country.

Current investment contracts total over $100 billion spanning the next 25 years. New exploration activity coupled with the use of western based technology will result in additional commitments leading to continued rapid development. Kazakhstan is quickly taking its place in the world as a modern nation, despite it being a relatively new sovereign state.

An international consortium of investors plans to start commercial development of Kazakhstan’s Kashagan oil deposit, one of the largest deposits discovered in the world in the last 30 years. Kashagan reserve estimates currently range from 10 to 12 billion barrels.

With discoveries of this nature, Kazakhstan’s oil production continues to increase. Oil production in 2004 is expected to increase by 20% compared to 1.1 million barrels of oil per day (mmbopd) in 2003 and 0.9 mmbopd in 2002. Current Government of Kazakhstan projections target oil production reaching 2.0 mmbopd by the year 2010.

PetroKazakhstan continues to be a major contributor to social and charitable organizations in Kazakhstan.

NOW A RECOGNIZED MARKET ECONOMY

Ongoing economic reform and continued political stability were the main focus for Kazakhstan in 2003. Ongoing privatization and the expansion of its securities market continued. 2003 was a year of low inflation, a budget surplus, a stable currency and low unemployment. Continued strength in international oil prices positively affected the country. Kazakhstan’s sovereign debt rating, Baa3 as determined by Moody’s, is investment grade. Moody’s also grants this rating a stable outlook. The Government of Kazakhstan continues to participate in regular dialogue with the Foreign Investor’s Council, the American Chamber of Commerce, the European Business Association of Kazakhstan, the Kazakhstan Petroleum Association and the Mining Association of Kazakhstan as a means in keeping abreast of the issues facing the investment community.

Kazakhstan’s economic indicators for 2003 continued to display impressive growth. In 2003, gross domestic product (GDP) grew by 9.2% versus 9.5% achieved in 2002. This was partly due to strong oil prices and rising volumes of metals and oil exports. Looking forward to 2004, the government is projecting GDP growth of approximately 7.0%.

SOLID ECONOMIC PERFORMANCE

Kazakhstan continued to have a strong foreign trade surplus. Its chief exports consisted of ferrous and non-ferrous metals, minerals and oil, chemical products, equipment, forestry and wood produce, textiles, leather and fur. In 2003, its foreign trade totaled $4.6 billion versus $3.2 billion in 2002 while its foreign trade surplus was $2.1 billion versus $2.2 billion in 2002 and $1.3 billion recorded in 2001. As of the end of 2003, Kazakhstan’s aggregate national debt stood at $4.8 billion versus $3.7 billion as of the end of 2002. Inflation continued to be low in 2003, 6.8% versus 6.6% in 2002 with projections of 5% to 7% for 2004. Bank deposits grew from $3.2 billion in 2002 to $5.3 billion in 2003. The unemployment rate in Kazakhstan dropped from 10.4% in 2001 to 9.4% for 2002 and to 9.1% in 2003. Kazakhstan’s national currency, the Tenge, remained strong in 2003, trading at an average rate of 149.5 Tenge to the U.S. $. This compares to the 2002 average rate of 153.5 Tenge to the U.S. $ and the 2001 average rate of 146.7 Tenge to the U. S. $.

WORLD RECOGNITION

Kazakhstan is working towards accession to the World Trade Organization by late 2005, early 2006. The Kazakh Government has confirmed its strong political will to continue in its adherence to principles of market economy and trade liberalization in order to meet these projected dates.

Currently, more than seventy embassies and representative offices of international organizations are accredited with Kazakhstan. Kazakhstan is a member of many international agencies including the United Nations (UN), North Atlantic Treaty Organization (NATO) Cooperation Council and financial institutions such as the International Monetary Fund (IMF) and the European Bank of Reconstruction and Development (EBRD).

PETROKAZAKHSTAN AND KAZAKHSTAN

PetroKazakhstan continues to be a major contributor to social and charitable organizations in Kazakhstan. Through a well-established network of community involvement we have provided in excess of $35 million in sponsorship and charitable donations since 1997. We work closely with the local government authorities in identifying, developing and sponsoring educational initiatives, orphanages, medical institutions and sporting and cultural projects. We focus our financial assistance on children, the elderly, war veterans, the disabled and underprivileged. PetroKazakhstan organized and has financially supported the Arai Sunrise youth camp in the Kyzylorda Oblast (base of operations for PetroKazakhstan Kumkol Resources (PKKR)) since 1997. This camp has been attended by thousands of children of employees as well as children living in the Kyzylorda Oblast. PKKR has also been the official sponsor of Kaisar FC, the local football team in Kyzylorda, for seven years. PetroKazakhstan Oil Products (PKOP) sponsors an orphanage in the South Kazakhstan Oblast that supports and cares for 300 children. Our pilot pharmaceutical project launched in 2001, the first of its kind in the country, is progressing well. Elderly and pensioners who would not otherwise be able to afford vital medicines, receive them free, or at a reduced cost, subsidized by PetroKazakhstan.

Moscow
RUSSIA
BELARUS
UKRAINE
Brody
KAZAKHSTAN
PetroKazakhstan Operations
Astana
Atasu
Karakoin
Almaty
Bishkek
Shymkent
Tashkent
Shagyr
Dushanbe
Kyzylorda
Dzhusaly
Aralsk
Kenkiyak
Karachaganak
Aktobe
Tengiz Oil Field
Aral Sea
CPC Pipeline
Black Sea
Tbilisi
Baku
Caspian Sea
BTC Pipeline
AZERBAIJAN
TURKMENISTAN
UZBEKISTAN
KYRGYZSTAN
TAJIKISTAN
CHINA
Ashgabat
Tehran
IRAN
AFGHANISTAN
PAKISTAN
TURKEY
SYRIA
LEBANON
ISRAEL
JORDAN
IRAQ
KUWAIT
SAUDI ARABIA
QATAR
U.A.E.
OMAN
EGYPT
Mediterranean Sea
Red Sea
Persian Gulf
Gulf of Oman
Arabian Sea
Existing Pipeline
Proposed Pipeline
Railroad
Capital Cities
Proposed Railroad
Refineries
1 Atyrau
2 Pavlodar
3 Shymkent
4 Esfahan
5 Tehran
6 Tabriz
7 Batumi
8 Krasnodar
9 Baku
10 Samara
11 Orsk
12 Omsk
13 Karamay
14 Urumqi
15 Dushanzi
16 Bukhara
17 Chardzhou
18 Odessa
19 Kherson
20 Kremenchug
21 Lisichansk
22 Karshi
23 Fergana
24 Dzalal Abad
Rail Terminals
1 Atyrau
2 Orsk
3 Shymkent/Tekesu
4 Pavlodar
5 Druzhba
6 Dzhusaly
7 Atasu
8 Shagyr
9 Pakhta
10 Tehran
Tanker Terminals
1 Bandar Abbas
2 Ganaveh/Kharg Is.
3 Ceyhan
4 Batumi
5 Novorossiisk
6 Feodosia
7 Odessa
8 Baku
9 Makhachkala
10 Atyrau
11 Aktau
12 Kuryk
13 Turkmenbashi
14 Neka
15 Bandar Khomeini
Kilometres
0 200 400 600 800 1000
Miles
0 100 200 300 400 500 600

Operations review

Principal fields

Our fields are located in the 80,000 km² South Turgai basin in south central Kazakhstan.

KAZAKHSTAN
64°
65°
66°
46°
MAIBULAK
KAM
ARYSKUM
KYZYLKIYA
KAM Pipeline
(16" x 177 km)
To Dzhusaly
KUMKOL NORTH
EAST KUMKOL
NORTH NURALI
KUMKOL SOUTH
SOUTH KUMKOL
Double 20" and 28" oil pipeline to Karakoin Injection then to Shymkent Refinery
NURALI
AKSAI
AKSHABULAK
KAZGERMUNAI
COMPANY FIELDS
% of OWNERSHIP
50%
100%
Exploration License
Existing Pipeline

Operations overview

PetroKazakhstan has interests in eleven fields, seven of which are producing through permanent facilities, three of which are on test production for appraisal and one field is awaiting finalization of its production license.

All of PetroKazakhstan’s exploration and production operations are located in the 80,000 km2 South Turgai basin in south central Kazakhstan. PetroKazakhstan has interests in eleven fields, seven of which are producing through permanent facilities, three of which are on test production for appraisal and one field is awaiting finalization of its production license. PetroKazakhstan holds working interests in three exploration licenses covering a total of over 1.5 million acres (6,172 km2), one of which is a farm–in for a 75% interest pending government approval.

As of January 1, 2004, proved reserves were estimated at 348.5 mmbbls of oil and 26.4 bcf of natural gas with a present value of future pre-tax cash flows of $2.3 billion using a 10% discount rate. Proved plus probable reserves were 490.0 mmbbls of oil and 32.6 bcf of gas, with a present value, discounted at 10%, of over $3.0 billion. During PetroKazakhstan’s tenure in Kazakhstan our reserve portfolio has grown by 170 mmbbls in the proved plus probable category net of producton of 247 mmbbls.

Average daily oil production increased 11.4% to 151,349 bopd in 2003 from 135,842 bopd in 2002. Annual production over the past six years increased from 19.6 mmbbls to 55.2 mmbbls or 23% compounded annually.

PetroKazakhstan’s refining activities involve the operation of the Shymkent refinery and the marketing of the refined products it produces. All crude oil from the Upstream operations that is not exported is either processed through our refinery at Shymkent, which has a throughput capacity of approximately 140,000 bopd or used to meet our royalty obligations. In 2003, the Shymkent refinery operated at 60% capacity versus 53% capacity in 2002.

COMPETITIVE STRENGTHS

PetroKazakhstan enjoys the following principal competitive strengths:

Integrated operations. We are a vertically integrated oil company with exploration, development, production, refining and marketing capabilities. We believe that these capabilities result in:

•	a greater ability to maximize profit from our crude oil production in response to market demand by adjusting the balance between exports and domestic sales in Kazakhstan.
•	a greater ability to enhance the quality of our products and the efficiency of our operations.

Optimal field characteristics. Our fields generally have productive zones at relatively shallow depths ranging from 760 to 1,830m with some of our newly drilled wells with productive zones ranging from 2,300m to 3,550m. Our reservoirs have high porosity and high levels of permeability. Our reservoirs produce light, sweet crude at 37° to 44° American Petroleum Institute (API) gravity with a sulphur content of less than 0.4%. These favourable field characteristics enable us to develop our fields and produce and refine our crude oil at low cost.

Pipeline and transportation connection between our oil fields and our refinery with sufficient capacity. The Kumkol Central Processing Facility (CPF) located at South Kumkol and other production facilities which have been phased in over the last two years have a total fluid handling capacity of over 300,000 (barrels of fluid per day (bfpd).

Substantial unutilized capacity in the Government controlled central pipeline still exists. This combination of facilities and pipelines allows for continued production growth and the development of additional reserves without the need for new transportation infrastructure. In addition, the KAM pipeline, commissioned in June 2003, provides an alternative transportation route directly to our Dzhusaly rail loading terminal which we use mainly for exporting oil.

Excess refining capacity. The excess capacity at our Shymkent refinery provides significant flexibility in our choosing between selling crude oil or refined products as we increase our production and develop new reserves.

Market leadership in a major market. The Shymkent refinery is the only refinery located in the southern region of Kazakhstan, which is the most densely populated area of Kazakhstan. We have a network of sales, storage and distribution outlets in the principal centres of the region to market our refined products. We have achieved a leading market position in the Kazakhstani domestic market, which positions us well to capitalize on growth and any other improvements in the Kazakhstani economy.

Western technology and management techniques combined with Kazakh content and experience. We have blended western technology and management techniques with Kazakhstani content and expertise to modernize our operational infrastructure in Kazakhstan and maximize its efficiency. As an example, the use of western techniques in reservoir exploitation and locally procured equipment and knowledge has led to cost effective reserve increases and optimized production.

In 2003, approximately 51% of crude oil sales went to export markets

BUSINESS STRATEGY

The primary elements of our strategy are to:

Explore undeveloped properties. Beginning early 2002, our exploration program has been primarily focused on accessing deeper stratigraphic prospects. We have been successful in proving up these concepts and in discovering the North Nurali field.

Capitalize on development opportunities. As of January 1, 2004, our proved undeveloped reserves are estimated to be 145.4 mmbbls. We intend to bring these proved undeveloped reserves into production in a timely, efficient and profitable manner.

Fully exploit our reserves. As of January 1, 2004, our proved, probable and possible reserves as determined by our independent reservoir engineering consultants totaled 725.2 mmbbls. We intend to focus on the complete reserve base and continue to develop and bring more reserves into the proved category.

Seek selective acquisition opportunities. As part of our strategy to increase reserves and production, we are pursuing opportunities to acquire additional reserves from third parties. Our acquisition strategy has focused on acreage and assets, both producing and of exploration potential, within the vicinity of our current oil fields and throughout Kazakhstan.

Increase our oil transportation alternatives in order to reduce transportation costs and increase export opportunities.

In 2003, approximately 51% of crude oil sales went to export markets, up marginally versus 2002 and 2001. Though we have been successful in reducing transportation costs to these markets, they still remain our single largest cost of operations.

As many of the modes of transportation for crude oil and refined products are controlled by Government entities and other third parties and few alternative modes currently exist, we continue to seek ways in which to diversify transportation options in order to increase competition and thereby lower our costs. In this regard, we have undertaken various initiatives, including:

•	commissioning of the KAM pipeline in June 2003 linking the KAM fields and our other fields to the railway at Dzhusaly.
•	opening a number of new export routes, such as to Iran, Kumkol – Atasu route to China, direct sales to the Fergana refinery in Uzbekistan and the movement of Turgai crude via the CPC pipeline.
•	optimizing the use of existing export routes, such as China, Turkmenbashi – Batumi and Aktau – Batumi.
•	continuing to increase the use of non-free carrier (non-FCA) agreement sales (for which title to crude oil passes outside Kazakhstan).
•
pursuing opportunities to improve our logistical infrastructure by upgrading loading and storage facilities and securing access to a railcar fleet to lower the cost of and ensure the availability of rail transportation. In 2003, 600 railcars were purchased through Turgai. Additional railcar purchases are planned in 2004.

•	continuing to expand a specialized transportation and trading team for our Upstream and Downstream operations.

We also expect to pursue actively access to other pipelines, including the Baku-Tbilisi-Ceyhan (BTC) pipeline and the newly announced Atasu – Alashankou/Dushanzi pipeline to China.

Improve performance of the Shymkent refinery. Areas of improvement have been identified in the refinery’s operations. We have been implementing projects designed to increase product quality and production yields at the Shymkent refinery and to improve the refinery’s product mix, by:

•
upgrading the refinery’s secondary process capacity in order to reduce the output of lower margin products, such as mazut, and increasing the output of higher margin products, such as gasoline and jet fuel.

•	refurbishing and re-commissioning a Vacuum Gas Oil distillation unit to reduce production of lower margin products.
•	implementing new processes to increase energy efficiencies in order to reduce refining costs.

Reduce overhead and operating costs. Overlaps in the operations of our principal operating subsidiaries, PKKR and PKOP, have been essentially eliminated by establishing a joint marketing team. We have divested non-core activities and intend to continue to outsource many service activities that we currently perform to support our Upstream and Downstream operations.

Effectively exploit natural gas reserves. In late 2003, we commissioned a gas utilization project (GUP) designed to reduce the flaring of gas produced from our Kumkol fields and the consequential release of pollutants into the environment. This plant will provide us with a more reliable and lower cost power source for our field operations, power for the Shymkent refinery through swaps, and the opportunity to sell power to third parties.

Upstream

The Kumkol field was discovered in 1984 and has been producing since 1990. We are producing from eight horizons, in the Cretaceous and Jurassic formations, located at depths less than 1,400 m.

PROPERTY REVIEW

Kumkol South

The Kumkol field was discovered in 1984 and has been producing since 1990. We are producing from eight horizons, in the Cretaceous and Jurassic formations, located at depths less than 1,400 m. The crude oil is sweet and light, 42 degree API. The field is divided into two operating areas, Kumkol South and Kumkol North.

New production and water injection facilities commissioned over the last two years have enhanced the pressure support for the Kumkol reservoirs and has allowed us to increase our production of fluids from the reservoir. Production facilities now handle over 300,000 bfpd. Previously acquired three dimensional (3D) seismic over the entire Kumkol field is being incorporated in the next phase of reserves exploitation of this maturing field.

PetroKazakhstan has evaluated the potential for EOR in its producing fields. A hydrocarbon miscible flood scheme utilizing excess produced gas is expected to improve reserve recovery factors. Phase one of this EOR project is being designed in 2004 for one of the Kumkol fields.

South Kumkol

The South Kumkol field was discovered in 1992 and has been producing since 1997. Production increased by 31% in 2003 as a result of water injection and through the optimization of artificial lift pumps. EOR is being evaluated for South Kumkol.

The KAM fields were connected to a rail loading facility to the south west at Dzhusaly by our 177 km, 16-inch oil pipeline, commissioned in June 2003.

Kyzylkiya

The Kyzylkiya field was discovered in 1988. Production, which commenced in August 2000, is from the Cretaceous and Jurassic formations at depths less than 1,600 m.

3D seismic has been acquired over the entire field. Production facilities, an all-weather road and other infrastructure projects have been completed creating easy access to the Kumkol field located approximately 55 km to the east.

The KAM fields were connected to a rail loading facility to the south west at Dzhusaly by our 177 km, 16-inch oil pipeline commissioned in June 2003. This facility, which includes pumping stations and a rail loading system, is capable of transporting 140,000 bopd. The development of this field is approximately 70% complete. Newly discovered areas to the North (see Kolzhan) will require further work to exploit the area. We have applied for additional acreage adjacent to this field.

Aryskum

The Aryskum field was discovered in 1988 and has been on test production over the past three years from Cretaceous horizons at 1,200 m. 3D seismic was acquired over the entire field in 2002. Full development of the field continued in 2003 with the drilling of six wells. Newly designed production facilities have been completed and will be installed in 2004 along with a gas conservation plant for gas re-injection into the reservoir gas cap. In 2004, an exploration well will be drilled to 4,500 m in the Aryskum production license area to explore a deep prospect. Field development was 33% complete at year end.

3D seismic survey acquired over the entire East Kumkol field confirmed that the field extends into the Kumkol North (Turgai) license area.

Maibulak

The Maibulak field was discovered in 1988 with four productive zones in the Jurassic formation identified at depths of less than 1,400 m. Test production crude has been trucked along the new road to Aryskum, some 40 km south east of Maibulak. 3D seismic surveys have been conducted over the entire field. Three development wells were drilled in 2003 along with the installation of water injection facilities.

East Kumkol

* Items are at 100% or gross working interest
** Subject to variation on settlement

East Kumkol has been in an appraisal testing phase. 3D seismic survey acquired over the entire field confirmed that the field extends into the Kumkol North (Turgai) license area. PetroKazakhstan and Turgai have developed joint venture agreements, a joint development plan and production agreements for approval by the authorities. The field is currently not producing pending finalization of the development and production plan and necessary authority approvals.

Discovered in 2002, just 15 kms west of the Kumkol field, North Nurali has proved to be a success in the Company’s exploration of new concept leads in the South Turgai Basin.

North Nurali

Discovered in 2002, just 15 kms west of the Kumkol field, North Nurali has proved to be a success in the Company’s exploration of new concept leads in the South Turgai Basin. A total of seven wells have been drilled by PetroKazakhstan on this field to depths ranging from 2,300 m to 3,550 m. Two wells have flowed naturally but the tighter reservoir zones have required hydraulic fracture stimulation.

Subsequently, individual well production rates of up to 1,500 bopd have been obtained. We intend to acquire additional seismic and drill two more appraisal wells in 2004. In addition, most wells will be put on long term test production to enable satisfactory reserves evaluation and to fund ongoing field development expenditures.

Kumkol North

* Items are at 100% or gross working interest

Turgai operates Kumkol North, which is owned equally between PetroKazakhstan and Lukoil Overseas Ltd. Production and ancillary support facilities are provided by PetroKazakhstan as the operator of Kumkol South on a fee basis. The crude is commingled after a metering station at the field’s border, and then processed at the CPF.

In 2003 Turgai commenced deliveries of crude oil through the CPC pipeline system. All other crude not destined for CPC is marketed by PetroKazakhstan on Turgai’s behalf. In 2003, 27 wells were drilled and a further 22 will be drilled in 2004.

The full field development of Akshabulak has progressed with the acquisition of 3D seismic, development drilling of seven wells in 2003 with the possibility of up to eight more wells in 2004.

Akshabulak

*Items are at 100% or gross working interest

Kazgermunai operates Akshabulak which is owned 50% by PetroKazakhstan, 25% by RWE, 17.5% by EEG and 7.5% by International Finance Corporation (IFC). The Akshabulak field was discovered in 1988 and production began in 1997. Production is currently being transported by pipeline to the Kumkol field where it ties into the Kumkol – Karakoin pipeline. This in turn connects to the central pipeline that delivers oil to the Shymkent refinery. Kazgermunai sells all its crude into the export market.

Full development of the field is still to be accomplished. It was delayed in 2003 by the German joint venture partners, pending assurances from the Government of Kazakhstan on marketing and transportation issues. However, full field development has progressed with the acquisition of 3D seismic, development drilling of seven wells in 2003 with the possibility of up to eight more wells in 2004, the installation of water injection facilities and the start of production facility expansion. In addition, design engineering has been finalized and equipment identified for a gas treatment plant, targeted for completion by year end 2004.

Nurali and Aksai

* Items are at 100% or gross working interest

Nurali and Aksai have the same ownership structure as Akshabulak. The complex geology of the Nurali and Aksai fields has led to a new assessment of the appraisal and development plan. 3D seismic has been acquired and interpreted.

Two wells were drilled and put on test production in 2003. The development will continue in 2004 with the drilling of up to five more wells during the year based on the interim production plan approved by the authorities.

The North Nurali wells have validated the concept of producible hydrocarbons from deep stratigraphic traps.

Well KK34, in the Kolzhan license, drilled to 1,500 m produced light, sweet, oil at a rate of 1,000 bopd.

Exploration – 260 D1 License

The wells identified deeper target sands in stratigraphic traps, unexplored in the basin. Well depths for all the leads range from 2,300 to 4,000 m. The North Nurali wells have validated the concept of producible hydrocarbons from deep stratigraphic traps. Two additional exploration leads were evaluated in 2002 which were dry, East Karavanchi and West Kumkol. These wells have, however, provided essential information on the issue of migration of oil in the western areas of the license.

Extensive exploration and appraisal work continued in 2003 with the acquisition of 3D seismic over the North Nurali field. An additional well was drilled in the Saralyn Graben on the Dongelek prospect, north of the Kumkol field. Although reservoir quality sand was encountered the well was wet. Further work will be carried out in 2004 to evaluate the potential of the Saralyn Graben.

Exploration – License 952 (Kolzhan)

PetroKazakhstan is committed to the continued improvement of health, safety and environment.

Exploration – License 951-D

This farm-in to acquire two separate blocks totaling over one million acres (4,290 km2) is a joint venture with Orient Petroleum. PetroKazakhstan will farm-in through the current exploration program to earn an equity position of 75% and operatorship. There are two exploration wells on this license that previously tested oil. This accumulation will be further assessed in 2004, while the wider exploration potential will be evaluated with additional 2D seismic and further exploration drilling.

GAS UTILIZATION

A 55–megawatt megawatt power plant has been built and fully commissioned in the Kumkol field. This facility uses associated produced gas from the Kumkol South, South Kumkol and Kumkol North fields in three turbines to produce stable electricity for field use. Stable and inexpensive electricity is becoming increasingly important for field use as there is growing power demand from artificial lift pumps and water injection facilities. Excess electricity will be sold under various marketing arrangements to consumers that may include the Shymkent refinery and the city of Kyzylorda. In addition, as a joint venture partner in the Akshabulak fields, PetroKazakhstan is participating in a project to provide natural gas to the Kyzylorda region. The Kumkol field’s EOR project which is currently under consideration has the potential to utilize excess produced gas.

HEALTH, SAFETY AND ENVIRONMENT

PKKR is committed to the continued improvement of health, safety and environment (HS&E). HS&E management and supervisory training was conducted with emphasis on transportation and contractor safety. Upgrading of site emergency response plans was initiated and will be completed in 2004. HS&E meetings were held at all employee levels. HS&E awareness was enhanced through certification and testing of the safety program, which all employees successfully passed. During 2003, we had no lost time accidents in PKKR. Reported incidents decreased dramatically from 20 in 2002 to 7 in 2003.

Safety training continued, especially in the areas of transportation, fire protection and hot work permitting. PKKR continued to improve its contractor safety program through enhanced contract tendering and pre-qualification requirements.

From an environmental perspective, the 55–megawatt power plant at Kumkol was commissioned, which reduces our gas emissions. PKKR implemented various capital projects such as bio-remediation to further protect the environment.

PKKR maintains a close relationship with all local authorities to ensure continuing compliance with Republic of Kazakhstan’s laws and regulations.

Reserves

RESERVES RECONCILIATION BY FIELD

Proved plus probable (millions of barrels)

	Kumkol	Kumkol	South	East	North
	South	North	Kumkol	Kumkol	Nurali	Kyzylkiya	Aryskum	Maibulak	Akshabulak	Nurali	Aksai	Total

Reserves as of Jan 1, 2003	86.5	103.8	47.4	12.1	8.5	42.3	51.3	18.1	130.4	13.9	4.0	518.3
Revisions	4.7	4.5	10.1	(0.4)	4.5	(4.1)	(1.1)	(3.7)	18.8	(3.8)	(2.6)	26.9
Production	(21.4)	(10.9)	(10.9)	–	(0.2)	(2.9)	(2.5)	(0.4)	(5.7)	(0.2)	(0.1)	(55.2)

Reserves as of Jan 1, 2004	69.8	97.4	46.6	11.7	12.8	35.3	47.7	14.0	143.5	9.9	1.3	490.0

RESERVE EVALUATION
Summary of remaining crude oil reserves and present values.

Escalating Price Assumptions
As at January 1, 2004. McDaniel & Associates Consultants Ltd.

Total PetroKazakhstan Interest by Field

Present Worth Value – Unrisked
Reserves	(thousands of U.S. dollars
(mmbbls)	at 10% discount before income tax)

		Proved +				Proved +
Proved	%	Probable	%	Proved	%	Probable	%

Kumkol South	58.4	16.8%	69.8	14.2%	436,510	19.2%	505,518	16.5%
Kumkol North	74.1	21.3%	97.4	19.9%	504,817	22.2%	656,211	21.4%
South Kumkol	39.3	11.3%	46.6	9.5%	282,782	12.5%	324,532	10.6%
East Kumkol	7.9	2.2%	11.7	2.4%	42,362	1.9%	60,500	2.0%
North Nurali	3.8	1.1%	12.8	2.6%	17,089	0.8%	61,072	2.0%
Kyzylkiya	23.1	6.6%	35.3	7.2%	152,970	6.7%	217,308	7.1%
Aryskum	32.8	9.4%	47.7	9.7%	206,632	9.1%	298,276	9.7%
Maibulak	8.1	2.3%	14.0	2.9%	32,322	1.4%	67,753	2.2%
Akshabulak	96.1	27.6%	143.5	29.3%	575,261	25.3%	836,666	27.3%
Nurali	4.6	1.3%	9.9	2.0%	18,832	0.8%	34,357	1.1%
Aksai	0.3	0.1%	1.3	0.3%	1,244	0.1%	2,639	0.1%

Total	348.5	100.0%	490.0	100.0%	2,270,821	100.0%	3,064,832	100.0%

Summary of remaining crude oil reserves and present values.

Escalating Price Assumptions

As at January 1, 2004. McDaniel & Associates Consultants Ltd.

Crude Oil Reserves	Natural Gas Reserves	Present Worth Value – Unrisked
(mmbbls)	(bcf)	(thousands of U.S. dollars)

Property	Company	Property	Company
Gross	Gross *	Gross	Gross *	0.0%	5.0%	10.0%	15.0%	20.0%

Proved producing	300.3	203.1	0.0	0.0	1,816,701	1,611,516	1,454,169	1,329,811	1,229,037
Proved undeveloped	225.2	145.4	39.9	26.4	1,431,931	1,053,369	816,652	658,757	547,737

Total proved	525.5	348.5	39.9	26.4	3,248,632	2,664,885	2,270,821	1,988,568	1,776,774
Probable	219.5	141.5	10.4	6.2	1,545,370	1,076,751	794,011	612,211	488,928

Proved plus probable	745.0	490.0	50.3	32.6	4,794,002	3,741,636	3,064,832	2,600,779	2,265,702
Possible	355.4	235.2

Proved plus probable
plus possible	1,100.4	725.2

*   Company Gross reserves are before royalties.

Constant Price Assumptions

As at January 1, 2004. McDaniel & Associates Consultants Ltd.

Total PetroKazakhstan Interest by Field

					Present Worth Value – Unrisked
	Reserves				(thousands of U.S. dollars
	(mmbbls)				at 10% discount before income tax)

			Proved +				Proved +
	Proved	%	Probable	%	Proved	%	Probable	%

Kumkol South	58.4	16.8%	69.8	14.2%	618,274	19.3%	720,285	16.8%
Kumkol North	74.1	21.3%	97.4	19.9%	696,169	21.8%	891,405	20.8%
South Kumkol	39.3	11.3%	46.6	9.5%	396,146	12.4%	453,815	10.6%
East Kumkol	7.9	2.2%	11.7	2.4%	66,369	2.1%	92,145	2.2%
North Nurali	3.8	1.1%	12.8	2.6%	28,102	0.9%	91,088	2.1%
Kyzylkiya	23.1	6.6%	35.3	7.2%	221,417	6.9%	310,127	7.3%
Aryskum	32.8	9.4%	47.7	9.7%	310,131	9.7%	443,741	10.4%
Maibulak	8.1	2.3%	14.0	2.9%	55,357	1.7%	105,278	2.5%
Akshabulak	96.1	27.6%	143.5	29.3%	769,911	24.1%	1,100,608	25.7%
Nurali	4.6	1.3%	9.9	2.0%	32,268	1.0%	61,988	1.4%
Aksai	0.3	0.1%	1.3	0.3%	2,205	0.1%	6,443	0.2%

Total	348.5	100.0%	490.0	100.0%	3,196,349	100.0%	4,276,923	100.0%

Summary of remaining crude oil reserves and present values.

Constant Price Assumptions

As at January 1, 2004. McDaniel & Associates Consultants Ltd.

Crude Oil Reserves	Natural Gas Reserves	Present Worth Value – Unrisked
(mmbbls)	(bcf)	(thousands of U.S. dollars)

	Property	Company	Property	Company
	Gross	Gross *	Gross	Gross *	0.0%	5.0%	10.0%	15.0%	20.0%

Proved producing	300.3	203.1	0.0	0.0	2,625,321	2,293,354	2,041,475	1,844,427	1,686,317
Proved undeveloped	225.2	145.4	39.9	26.4	1,944,376	1,464,307	1,154,874	943,162	791,181

Total proved	525.5	348.5	39.9	26.4	4,569,697	3,757,661	3,196,349	2,787,589	2,477,498
Probable	219.5	141.5	10.4	6.2	1,994,277	1,431,647	1,080,574	848,130	686,532

Proved plus probable	745.0	490.0	50.3	32.6	6,563,974	5,189,308	4,276,923	3,635,719	3,164,030
Possible	355.4	235.2

Proved plus probable
plus possible	1,100.4	725.2

*   Company Gross reserves are before royalties.

Our undeveloped fields are gaining greater prominence as they are brought on production.

Downstream

As an integrated oil company, the primary source of crude oil feedstock for our Shymkent refinery, continues to be crude oil from our own production.

ACCOMPLISHMENTS

•   Start up of the KAM pipeline and Dzhusaly rail loading terminal.
•   Opened new crude export routes.
•   Further reduction in mazut yield.
•   Start up of Vacuum Distillation Unit in test mode.
•   Improved domestic refined product prices.

BACKGROUND

PetroKazakhstan continues to optimize the balance between our crude oil export business and our domestic and export refined product business.

Our crude oil is exported via pipelines, sea and rail through a variety of diff e rent routes and to a variety of diff e rent destinations and end customers. The quality of our crude oil is recognized by the international market and often trades at a premium to other benchmark crude types.

As an integrated oil company, the primary source of crude oil feedstock for our Shymkent refinery, continues to be crude oil from our own production. The refined product yield includes all of the product types demanded by the market place including different grades of gasoline, diesel, aviation kerosene, Liquified Petroleum Gas (LPG), Vacuum Gas Oil (VGO) and mazut. Our product quality remains exceptionally high as a result of our professional and sophisticated refining process and the extremely high quality of Kumkol crude.

Our refined products are distributed domestically through a network of distribution terminals and through a number of Company owned service stations. Within the domestic market the name of PetroKazakhstan has become synonymous with quality, service and value for money.

The marketing and transportation organization continues to evolve through staff development, improved professional standards, clear communications and the introduction of modern sophisticated computer based marketing and planning tools.

Crude oil logistics

The transfer from FCA deals to direct sales through Free On Board (FOB), Carriage, Insurance and Freight (CIF), Carriage Paid To (CPT), Delivered at Frontier (DAF) and other contract variations has been possible as a result of our greater control and understanding of the entire logistic chain.

Our capacity to ship crude oil for export continued to increase during 2003. Although crude oil export shipments were broadly in line with 2002 due to improving domestic market conditions and weather problems in the early part of the year, we continued to increase the daily volumes shipped and hit a new average daily shipment re c o rd in September 2003 registering 108,400 bopd (14,000 tonnes per day). This, together with the additional capacity generated by the start up of the KAM pipeline and Dzhusaly terminal and the needs of the refinery process gives us the confidence to believe that our logistic system can handle our projected production increases.

The start up of the KAM pipeline produced the level of cost savings previously expected of approximately $2.00/bbl depending on the final destination. The variation in savings between destinations is a result of reduced rail tariffs being applied to certain routes. By the end of 2003, the Dzhusaly terminal was handling 62% of all crude export shipments there b y reducing the dependency on our Tekesu rail terminal located at our refinery.

In addition, we managed to gain access to the Kumkol – Atasu pipeline for crude oil destined for the Chinese market. The Atasu pipeline saves transportation costs to China and further re d u c e s reliance on our Tekesu rail terminal. At its peak in September 2003, the Atasu pipeline accounted for approximately 22% of crude export shipments. Exports to China increased by 500% between 2002 and 2003 and accounted for approximately 21% of 2003 shipments. Trade with China is primarily with the large Chinese refining organizations.

PetroKazakhstan continues to optimize the balance between crude oil exports and our refined product business.

As a result of the combined efforts of PetroKazakhstan and our joint venture partners we were able to start shipping Kumkol crude oil from Dzhusaly via CPC in October 2003. The volumes thro u g h CPC were gradually increased during the last3 months of 2003, reached approximately 25,000 bopd (100,000 tonnes per month) and will reach their contractual maximum of 31,800 bopd (1,500,000 tonnes per year) in 2004.

A crude oil swap arrangement with the Tehran refinery commenced in late December 2003 after the initial modifications to the Rey terminal in Tehran had been completed by the National Iranian Oil Company. It is expected that volumes through this route will grow to their contractual maximum of 21,200 bopd (one million tonnes per year) by mid 2004. The capacity at Rey Terminal will be further increased during the first half of 2004 to ensure t h e re is sufficient spare capacity to handle the fluctuations in railcar arrival.

Sales to the Fergana refinery in Uzbekistan commenced in the first quarter of 2003. These sales were initially made via a trader but in July 2003 were converted to direct sales to the national oil company of Uzbekistan. Although Fergana is the nearest end consumer for our production it has a limited need for crude and t h e re f o re deliveries to this destination re p resent a relatively small percentage of our total deliveries.

In support of our production growth targets and our new routes and logistic developments, the program to acquire railcars dedicated to PetroKazakhstan’s operations continues. Through a combination of purchase and lease the number of railcars dedicated to PetroKazakhstan’s operations stood at over 2,000 at the end of 2003. We are planning to purchase up to 1,000 additional railcars in 2004.

Crude oil trading

World crude oil prices remained at their highest levels for many years while volatility also remained high. The average Brent (the main benchmark crude for Kumkol) for 2003 was $28.83/bbl. The high prices were driven primarily by uncertainties over the situation in Iraq, US inventories and an apparent decision by Organization of Petroleum Exporting (OPEC) to allow prices to remain outside their normal range to maintain revenues in light of the declining U.S.$. The level of volatility is reflected in the spread of prices during the year with a high recorded of $34.73/bbl and a low of $22.88/bbl.

In light of the continuing high market prices and the high level of volatility, management maintained its prudent hedging policy for a portion of our production.

The improvements in our discount to Brent resulting from new routes and customers and the start up of the KAM pipeline and Dzhusaly terminal were offset by increases in national rail and pipeline tariffs. The primary driving forces behind these increases were foreign currency exchange rate fluctuations. We are working directly with various Government agencies to identify the most effective way of determining national transportation tariffs. Buoyant international market prices for crude oil more than compensated for the increase in tariffs leading to increased netbacks, as measured at Kumkol.

Refinery operations and refined product sales

Refinery management measures yield efficiency by eliminating the impact of the volatility of market prices and measures the output of the refinery over time on a fixed price basis to determine the value added by internal process changes and capital investment. This measure showed a consistent improvement throughout the year until the last quarter when the diesel dewaxer was down for 12 days for maintenance. Refinery efficiency continued to i m p rove and the unit cost of refinery production was reduced f rom $0.80/bbl in 2002 to $0.51/bbl in 2003. Further improvements in this area are expected as the new boiler house installation comes into operations in early 2004 which will bring further reductions in the cost of steam.

The production of VGO will add value as it is a highly desirable and high value product for refineries with catalytic cracking processes, and at the same time it reduces the volume of mazut produced.

In December 2003, the Vacuum Distillation Unit (VDU) was prepared for start up in test mode and the first VGO was successfully produced in January 2004 and shipped to the Mediterranean. Alternative destinations are being investigated to determine the most cost effective method of transporting the VGO to market. The production of VGO will add value as it is a highly desirable and high value product for refineries with catalytic cracking processes, and at the same time it reduces the volume of mazut produced. Our mazut, although of a very high quality and with a high demand on the international market, nevertheless re p resents the lowest value product from our refinery. The reduction of mazut production has therefore been a key element of our strategy to improve the refinery. Prior to the start up of the VDU, the mazut yield had been reduced to approximately 32%. As a result of the VDU the mazut yield may be as low as 14%, subject to market conditions.

A linear programming model was installed late in 2003 and is being used to optimize sales between the export and domestic markets, between different export routes and between different refined products. This tool will ensure we are able to take a proactive approach to ensure that we obtain the best value, given the conditions in the market place. Generally, product prices improved throughout 2003 and our pricing position maintained Russian product imports at a more normal level such that they did not disturb domestic market dynamics. During the year, weighted average product prices improved by the equivalent of $3.59/bbl. Although on average for the whole year, crude exports remained more profitable than domestic sales of refined products, the gap between the two was significantly reduced compared to 2002.

Refined product exports remained concentrated on neighbouring states such as Afghanistan, Kyrgyzstan and Tajikistan. We also started examining other export markets. Of significance was a trial cargo of mazut to the Persian Gulf which attracted a higher price than the equivalent Mediterranean price and incurred lower transportation costs.

2004 OBJECTIVES

•   Increase the Tehran oil swap to full capacity.
•   Maximize crude oil exports through the CPC pipeline.
•   Further development of direct sales to China.
•   Complete the railcar acquisition program.
•   Continue to optimize exports from all Turgai Basin producers.
•   Bring the vacuum distillation unit up to full production capacity.
•   Open alternative destinations for vacuum gas oil.
•   Continue working with Government agencies to develop market principles.
•   Bring the new boiler house at the refinery into operation.

Management’s discussion and analysis

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of our operations should be read in conjunction with our consolidated financial statements and notes relating the reto that are included elsewhere in this report. Our financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). This discussion and analysis contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements.

In our MD&A we use certain terms, which are specific to the oil and gas industry, including "netback" and "cash flow". These are non-GAAP terms with cash flow defined as cash generated from operating activities before changes in non-cash working capital and netback is defined within our MD&A.

Except as otherwise required by the context, reference in this MD&A to "our", "we" or "us" refer to the combined business of PetroKazakhstan Inc. and all of its subsidiaries and joint ventures.

All numbers are in U.S.$’s unless otherwise indicated.

OVERVIEW AND STRATEGY

PetroKazakhstan Inc. is an integrated oil company that owns and operates oil and gas production and a refinery in Kazakhstan. We use the term “Upstream” to refer to the exploration for and production of oil and gas from our licenses in the South Turgai Basin, Kazakhstan. We use the term "Downstream" to refer to the operations of our refinery located in Shymkent, Kazakhstan, and the marketing of refined products and the management of the marketing of crude oil for Upstream.

In 2003, we almost doubled our net income and cash flow as compared to 2002. Production increased by 11.4% and we completed and brought into service our Kyzylkiya, Aryskum and Maibulak (KAM) pipeline, which significantly reduced our per unit transportation costs in the last quarter of 2003. Our gas utilization project (GUP), which will enable us to extract liquids and produce electricity for our oil fields was being commissioned at year end, as was our vacuum distillation unit (VDU) at our refinery, which will help improve our refining yields. We have made significant progress in opening new export routes for our crude oil and in addressing our transportation costs.

STRATEGY

PetroKazakhstan strives to be the leading integrated oil and gas company in Central Asia and an exemplary corporate citizen. Our goal is to create superior value for our shareholders and the Republic of Kazakhstan while protecting the health and safety of our people and the environment. The primary elements of our strategy are to:

•	Open new transportation routes to international markets and reduce our transportation costs.
•	Increase our production and reserves through exploration and development of our existing fields and through selective acquisitions in Kazakhstan.
•	Improve the operational performance of our refinery.
•	Control and reduce our overhead and operating costs.
•	Manage our environmental and social responsibilities to ensure that we earn support from all stakeholders for PetroKazakhstan’s growth and operating plans.

HIGHLIGHTS

Years Ended December 31	2003	2002	2001	2003 vs 2002	2002 vs 2001

Net income ( $000' s)	317,488	162,568	169,340	95.3%	(4.0%)
Cash flow ( $000 's)[1]	399,931	216,794	200,349	84.5%	8.2%

Basic net income per share	4.06	2.01	2.12	102.0%	(5.2%)
Basic cash flow per share	5.12	2.68	2.51	91.0%	6.8%

bopd [2]	151,349	135,842	100,877	11.4%	34.7%
Capital expenditures	203,213	140,102	110,207	45.1%	27.1%

[1]	Cash flow: We evaluate our operations based upon our net income and cash flow. Cash flow is a non-GAAP measure that re p resents cash flow from operations before changes in working capital. We consider this to be a key measure as we use this measure to evaluate our ability to generate cash to fund our growth through capital expenditures and our ability to repay debt. The comparable GAAP measure is cash flow from operating activities. The following table reconciles our non-GAAP measure cash flow to the comparable GAAP measure "Cash flow from operating activities".

Years ended December 31 ( $ '000 s)	2003	2002	2001

Cash flow	399,931	216,794	200,349
Changes in non-cash operating working capital items	(60,581)	(37,816)	(48,396)
Cash flow from operating activities	339,350	178,978	151,953

[2]	We report production before royalties as we measure our Upstream operations on this basis, which is consistent with industry practice in Canada.

Analysis of net income and cash flow

Net income in 2003 improved primarily as a result of increases in the prices we received for crude oil and refined products and our higher production levels, partially offset by increases in our per unit transportation expenses, royalties and other taxes, depletion and depreciation and income tax expense. Despite positive improvements in production, sales volumes and crude oil prices, net income in 2002 decreased from 2001 due to higher income tax charges and a sharp decline in refined product prices. Cash flow was affected by the same factors that led to the increase in net income in 2003. Depreciation, which increased by $36.9 million in 2003 and $10.8 million in 2002, reduced net income but had no impact on cash flow, as it is a non-cash item.

NET RETURN PER BARREL

Set forth below are the details of the average net return achieved for export sales and sales derived from the refining of our own crude. These tables show averages across all types of sales contracts, and illustrate the relationship between exports of crude oil versus refining our own crude oil and marketing refined crude oil products.

	Crude Oil	Own Crude Oil
	Exports	Refined and Sold

Year ended December 31, 2003 ($/bbl)
Net sales price achieved	21.32	17.20 *
Transportation costs	(7.21)	(1.09)
Selling costs	(0.19)	(0.71)
Crude utilized in refining	–	(1.04)
Refining cost	–	(0.51)
Royalties and taxes – Downstream	–	(0.40)
General and administrative costs – Downstream	–	(0.66)

Netback at Kumkol**	13.92	12.79
Production cost	(1.19)	(1.19)
Royalties and taxes – Upstream	(1.27)	(1.27)
General and administrative costs – Upstream	(0.59)	(0.59)

Net return per barrel	10.87	9.74

Year ended December 31, 2002 ($/bbl)
Net sales price achieved	17.20	13.81 *
Transportation costs	(5.04)	(0.94)
Selling costs	(0.23)	(0.67)
Crude utilized in refining	–	(0.98)
Refining cost	–	(0.80)
Royalties and taxes – Downstream	–	(0.41)
General and administrative costs – Downstream	–	(0.64)

Netback at Kumkol**	11.93	9.37
Production cost	(1.22)	(1.22)
Royalties and taxes – Upstream	(1.16)	(1.16)
General and administrative costs – Upstream	(0.75)	(0.75)

Net return per barrel	8.80	6.24

Year ended December 31, 2001 ($/bbl)
Net sales price achieved	12.34	16.52 *
Transportation costs	(1.87)	(0.84)
Selling costs	(0.15)	(0.86)
Crude utilized in refining	–	(0.88)
Refining cost	–	(0.78)
Royalties and taxes – Downstream	–	–
General and administrative costs – Downstream	–	(0.68)

Netback at Kumkol**	10.32	12.48
Production cost	(1.12)	(1.12)
Royalties and taxes – Upstream	(0.96)	(0.96)
General and administrative costs – Upstream	(0.76)	(0.76)

Net return per barrel	7.48	9.64

*	Net sales price achieved shown in these tables do not include the price received for purchased refined products resold.

* *	Average Platts Brent or a similar index for each respective year does not reflect our average realized Brent price because of the timing of recognition of sales for financial statement purposes. Financial statement sales revenue is the basis used to determine the net sales price achieved in these tables. Therefore, a comparison of average Platts Brent or similar index to our netback at Kumkol cannot be used to determine our differential.

During 2003, the netback at Kumkol for crude oil exports increased by $1.99 per barrel ($/bbl) compared to 2002 due to an increase in market prices (average Platts Brent was $28.83/bbl compared to $25.02/bbl in 2002) and the transportation cost reductions after the start up of the KAM pipeline. These were partially offset by an increase in pipeline and railway tariffs. The increase in non–free carrier (non–FCA) agreement sales of 90.0%, to 19.40 mmbbls in 2003 versus 10.21 mmbbls in 2002, increased both net sales price achieved and our transportation costs, as our sales point for crude oil, where title is transferred, was closer to the final destination.

The netback at Kumkol for own crude oil refined and sold increased substantially by $3.42/bbl compared to 2002 due to an improvement in yields and higher sales prices. This more than offset the loss in netback of $3.11/bbl between 2002 and 2001 when we suffered from low refined product prices.

We see a very similar pattern in the net return per barrel figures, since Upstream costs and taxes are applied equally to both measures.

KEY PERFORMANCE INDICATORS

We measure the performance of our Upstream and Downstream operations using the following key performance indicators.

Year ended December 31	2003	2002	2001

bopd	151,349	135,842	100,877
Differential* ($/bbl)	14.11	13.97	13.47
Average refined products price ($/bbl)	17.18	13.59	16.64
Production expense ($/bbl)	1.19	1.22	1.12
Refining cost ($/bbl)	0.51	0.80	0.78
General and administrative ($/bbl)	1.25	1.39	1.44
Effective income tax rate	32.7%	37.9%	28.5%

*	Our differential is calculated as the difference between the average Brent price for crude oil export sales received by PetroKazakhstan Kumkol Resources (PKKR) and Turgai Petroleum (Turgai), and our netback at Kumkol. It is the sum of the costs and discounts incurred in order to transport and sell our crude oil to international markets. The sales revenue used in this measure differs from sales revenue in the statement of net income and the net return table for the following reasons.

•	The differential does not include Kazgermunai sales over which we have limited control. Kazgermunai is excluded because the differential is used to measure the performance of our internal marketing group.

•	The differential is calculated using finalized sales transactions. Our financial statements include estimates that may or may not reflect the finalized transactions.

Barrels of oil per day (bopd). See Production and Processing for a discussion of our production.

Differentials. The graph below shows the evolution of our differential over the last three years. Of particular note are the movements between the last quarter of 2002 and the end of 2003.

There was an increase in the differential of $0.91/bbl between the fourth quarter of 2002 and the first quarter of 2003. Although this can be partially explained by an increase in the Kumkol-Tekesu pipeline tariff and rail tariff increases at the beginning of the year, the most significant factor was weather problems preventing us from using the port of Aktau during the first quarter of 2003, leading us to use less attractive routes, particularly the Atyrau-Samara pipeline to Odessa and direct rail to Novorossiisk. These sales increased the average differential for the first quarter of 2003.

In the second quarter of 2003, shipments via less attractive routes had virtually stopped, although a number of sales on these routes were completed in the quarter and affected the average.

During the third quarter of 2003, we began to use and benefit from the KAM pipeline, but very few sales of crude oil for oil transported through the pipeline were completed and included in the quarter. Most of the improvement in this quarter was due to our sales via Aktau and to Uzbekistan.

During the fourth quarter of 2003, our differential dropped to its lowest level for three years, as we began to see a significant contribution from sales through the KAM pipeline, as well as the benefit of sales to China via the Atasu terminal.

Bringing the KAM pipeline into service led to a reduction of approximately 1,300 kilometres (km) in our transportation distance to our western export markets, reducing our costs for those routes by about $2.00/bbl. The KAM pipeline project included a new rail-loading terminal at Dzhusaly in western Kazakhstan and we also commenced using a rail terminal at Atasu to ship oil to China. The addition of these rail terminals increases our export options, reduces our costs and breaks our historic dependency on one export route. All of these actions have led to decreases in our overall crude oil transportation costs. We expect this trend to continue in the future.

Offsetting these items, we have encountered significant increases in rail tariffs in Kazakhstan through rail tariff increases and the fact that rail tariffs in Kazakhstan are linked to the Swiss franc-U.S.$ exchange rate. Also in the fourth quarter of 2003 we incurred substantial demurrage charges and increased crude oil tanker rates of approximately $1.00/bbl for crude oil shipped via the Black Sea, as the Bosphorous Strait connecting the Black Sea to the Mediterranean became congested, because the Turkish government implemented new rules restricting tanker traffic at night. Rising crude oil production in Kazakhstan and Russia has led to increased competition for leased railcars cars, which in turn, has led to higher rental costs. To address this issue, Turgai purchased 600 railcars in November and December of 2003 and we plan to purchase up to 1,000 railcars in 2004. Transportation costs will remain our primary focus in 2004.

Our differential is our single largest expenditure and the management of this cost is our primary objective. To achieve this we have formed a dedicated logistics team, taken control of our export routes by moving away from Free Carrier (FCA) sales, constructed and brought into service our KAM pipeline and have opened up a number of new routes to our export markets and expanded or opened new export markets including China, Iran and Uzbekistan. These initiatives have greatly enhanced our understanding of the dynamics of transportation of crude oil in the region and the underlying costs. In our view, rail tariffs in Kazakhstan are clearly not based on a cost plus system as is common with monopolies regulated by governments and the tariffs for the transportation of crude oil to export markets are used to subsidize the entire rail system in Kazakhstan. We are there f o re actively engaging the government in discussions, hosting conferences and educational seminars to improve all stakeholders' understanding of the issues involved and making representations to the government agencies responsible for setting transportation tariffs.

Average refined products price. Our average refined product prices received in 2003 recovered to $0.54 higher than 2001 prices after the disappointing prices we received in 2002. This was due to improvements in our yield such that we now obtain greater volumes of higher value products for each barrel of crude oil refined. In addition, international crude oil prices influence refined product prices albeit with a time lag, as does economic growth within Kazakhstan. The price of refined products in Russia has a significant impact on the market price in Kazakhstan as products from Russia can move across the border with relative ease and if refined product prices rise above Russian prices, the Kazakhstan market is subject to high levels of imports of refined products from Russia. This factor explains the decline in refined product price in 2002. We have also implemented a strategy whereby we sell directly to the end users of our products rather than through traders. Refined product prices will remain one of our primary areas of focus in 2004.

Production expenses. Production costs per barrel were lower in 2003 compared to 2002. This was mainly due to the benefit of higher production levels with a substantial amount of fixed costs. The increase in 2002 over 2001 was due to increased costs of handling formation water and higher insurance costs.

Refining cost. Refining costs in 2003 were significantly reduced on a per barrel of processed crude basis. This was partly due to the benefit of higher throughput, but was also due to the substantial refinery process improvements that have reduced energy requirements. We have also reduced the per unit cost of purchased steam. 2002 refining costs were a little higher than 2001, primarily due to higher repair and maintenance costs in 2002.

General and administrative expenses. Overall general and administrative expenses on an absolute basis are virtually unchanged in 2003 compared to 2002. On a per unit basis, we have experienced a substantial reduction in general and administrative expenses due to higher volumes produced and refined during 2003. These costs also decreased on a per unit basis between 2002 and 2001, as the higher production and refining rate in 2002 more than offset a rise in the absolute level of cost.

Effective income tax rate. The statutory tax rate in Kazakhstan, where all of our operations are located, is 30%. Our effective tax rate differs due to certain expenses, which cannot be deducted for statutory tax purposes. Our tax rate as a percentage of net income before tax of 32.7% in 2003 decreased from 37.9% in 2002, mainly because we refinanced our debt, increasing the deductibility of our interest expense. The effective income tax rate for 2001 was 28.5% due to the recognition of a deferred tax asset, which arose when we revalued our Upstream tax pools, as provided for in Kazakhstan tax legislation.

Sensitivities

The following table sets forth our estimate of the impact on annual net income and cash flow after tax to changes in our key performance indicators.

		Net income and cash flow
	Change	after tax ($ million	)

Crude oil	$1/bbl in dated Brent	37.5
Differential	$1/bbl change	26.6
Refined products price	$1/bbl in overall average	17.6
Production volume	5%	9.9
Production cost	10%	5.6
General and administrative expenses	10%	3.8
Refining cost	10%	1.4

The variable with the most significant impact on our business is the international Brent oil price. This directly impacts the value of our exports, and has a significant influence on refined product prices.

The differential has an equivalent per barrel impact as Brent on our exports of crude oil, while average refined product prices impact the value obtained for refined products sales.

Production volumes impact our results as we have more or less crude oil to sell or refine.

Changes in our production, general and administrative and refining costs are less significant because these costs represent a relatively low percentage of our total net income.

PRODUCTION AND PROCESSING

Production

Production levels in 2003 were affected by a number of factors unrelated to the technical performance of our fields. These included adverse weather conditions in the Caspian and Black Seas, which reduced producers' ability to export crude oil, restrictions in the transportation system and temporary suspension of production at the Aryskum field in mid-year. The fourth quarter also saw a temporary reduction of production in order to harmonize the operation of certain wells at the border of Kumkol South and Kumkol North fields. Future operating practices have been agreed at the technical level and full production should resume early in 2004.

The following table sets forth our barrels of oil produced per day by field and on a consolidated basis.

Field (bopd)	2003	2002	2001

Kumkol South	58,718	66,726	59,585
Kumkol North	29,746	22,810	15,876
South Kumkol	29,846	22,728	12,968
Kyzylkiya	7,925	6,941	2,973
Aryskum	7,000	4,330	58
Maibulak	1,051	824	750
East Kumkol	–	634	–
North Nurali	464	–	–
Kazgermunai Fields	16,599	10,849	8,667

Total	151,349	135,842	100,877

The following table sets forth the movements in inventory for our Upstream operations for the years ended December 31.

(mmbbls)	2003	2002	2001

Opening inventory of crude oil	2.72	0.70	0.39
Production	55.24	49.58	36.82
Crude oil purchased from third parties	0.03	0.68	–
Crude oil purchased from joint ventures (50%)	0.25	2.92	–
Sales or transfers	(54.53)	(51.08)	(36.47)
Transportation losses	(0.19)	(0.08)	(0.04)
Return of purchased crude	(0.65)	–	–
Closing inventory of crude oil	2.87	2.72	0.70

In 2002, our Upstream operations purchased 2.9 mmbbls of crude oil from Turgai. In 2003, almost all crude oil acquired from Turgai was purchased by our Downstream operations.

Under the terms of an agreement with the company assigned by the government to market royalty-in-kind volumes for 2002 we purchased 0.65 mmbbls of crude oil, which was in our inventory at December 31, 2002. This oil was returned in the first quarter of 2003.

The following table sets out our total crude oil sales and transfers from Upstream operations for the years ended December 31.

	2003		2002		2001
	mmbbls	%	mmbbls	%	mmbbls	%

Crude oil exports	27.99	51.3	25.89	50.7	18.15	49.8
Crude oil transferred to Downstream	18.85	34.6	16.82	32.9	10.83	29.7
Crude oil transferred to
Downstream and exported	–	–	–	–	0.15	0.4
Crude oil transferred to Downstream
by joint ventures (50%)	5.31	9.7	4.39	8.6	4.83	13.2
Crude oil tolled by joint ventures (50%)	0.35	0.7	–	–	–	–
Royalty payments	2.03	3.7	3.48	6.8	1.69	4.7
Crude oil domestic sales	–	–	0.50	1.0	0.82	2.2

Total crude oil sales or transfers	54.53	100.0	51.08	100.0	36.47	100.0

REFINING

The refinery at Shymkent has a total operating capacity of 6.6 million tonnes per year or about 51.1 mmbbls per year. Crude oil feedstock for our refinery is primarily acquired from our Upstream operations, but purchases a re also made from third parties. Feedstock is refined into a number of products, which are generally sold domestically. The refinery also refines crude oil on behalf of third parties for a processing fee. Due to the relatively limited current size of the available market for sales of refined products in Kazakhstan, the refinery operated at 60% capacity or 30.6 mmbbls in 2003, 53% capacity or 27.1 mmbbls in 2002 and 51.5% capacity or 26.3 mmbbls in 2001.

Our total processed volumes were as follows:

(mmbbls)	2003	2002	2001

Feedstock refined into product	30.01	25.77	20.86
Tolled volumes	0.58	1.33	5.46

Total processed volumes*	30.59	27.10	26.32

*   The total processed volumes are used for our per barrel calculations.

The refinery continues to focus on the improvement of yields while minimizing the production of heavier end and lower value products. The production of mazut (heavy fuel oil), a low value product, has been further reduced year-over-year. Mazut yield in 2003 averaged 32.5% versus 35.9% in 2002. This improvement year-over-year was attributable to the refinery’s continued focus on the optimization of refinery processes in its main operating units. When our VDU is brought on stream in early 2004, we expect to see further improvements in our yields in higher value products.

Sources of feedstock supplies for our refinery were as follows:

(mmbbls)	2003	2002	2001

Acquired from PKKR	18.85	16.82	10.98
Purchased from joint ventures (100%)	10.62	8.78	9.66
Tolled by joint ventures (50%)*	0.35	–	–
Purchased from third parties	0.08	–	0.59

Total feedstock acquired	29.90	25.60	21.23

•	50% of volumes tolled by our joint ventures are attributable to our joint venture partners and are not included in our inventory movements and ending inventory.

The movements in our feedstock inventory at our refinery were as follows:

(mmbbls)	2003	2002	2001

Opening inventory of crude oil feedstock	0.20	0.34	0.08
Purchase and acquisition of feedstock	29.90	25.60	21.23
Recoverable feedstock from traps	(0.06)	0.03	0.04
Feedstock sold for export	–	–	(0.15)
Feedstock refined into product	(30.01)	(25.77)	(20.86)

Closing inventory of feedstock	0.03	0.20	0.34

The movement in inventory of refined products was as follows:

(mmtonnes) *	2003	2002	2001

Opening inventory of refined product	0.22	0.20	0.13
Refined product from feedstock	3.64	3.09	2.55
Refined product purchased	0.02	0.09	0.09
Refined product sold	(3.62)	(3.16)	(2.55)
Refined product internal use and yield losses	–	–	(0.02)

Closing inventory of refined product	0.26	0.22	0.20

•	The inventory of products represents a mix of products for which no unique conversion from barrels to tonnes exists. The standard conversion used by us for crude oil is 7.746 barrels to the tonne.

RESULTS OF OPERATIONS

REVENUE

We derive our revenues principally from the sale of crude oil and refined products. To a much lesser extent, we also derive revenue from refining crude oil on behalf of third parties for which we receive processing fees, and production and ancillary support services provided to our joint venture Turgai on a fee basis. Our results are dependent on the levels of our oil production and on prevailing world prices for crude oil and Kazakhstan prices for refined products. Prices for oil and refined products are subject to large fluctuations in response to a variety of factors beyond our control .

We market and sell our crude oil for export under a variety of contracts. Crude production can be sold to third parties within Kazakhstan, normally at rail terminals in Kazakhstan. Under these contracts, called FCA agreements, sales title to the crude oil passes to the buyer at the point of loading the crude into railcars. The price achieved for these export sales is shown net of a differential to the prevailing Brent price at the time of the sale. The differential reflects a number of factors, the most significant of which relates to rail transportation costs. In the following tables included in our MD&A, these sales are shown as "Crude sales sold FCA".

Alternatively, we can sell crude at points closer to a final delivery point. Under this type of sale, where b y contracts are concluded on various alternative bases, including delivery at frontier (DAF), delivered duty unpaid (DDU), cost, insurance and freight (CIF), carriage paid to (CPT) and free on board (FOB), we arrange and assume all of the costs and obligations of transportation. The sales price reflects the Brent price less a differential. As with FCA sales, this differential reflects a number of factors, the most significant being remaining transportation costs to the final delivery point. With this type of sale, title to the crude oil does not pass to the buyer until the crude is loaded into an oil tanker at a port or the railcars pass the borders of Kazakhstan or reach a specific destination point. We do not record the associated revenue until title to the crude oil passes to the buyer. This leads to significant volumes in transit, recorded as inventory. These sales a re shown in the tables as "crude sales sold non-FCA".

We recorded a significant increase in non-FCA sales in 2003 as compared to 2002 (19.40 mmbbls in 2003 versus 10.21 mmbbls in 2002). As at December 31, 2003, approximately 1.9 mmbbls of non-FCA sales were incomplete and hence, included in inventory. The effect of this was to cause an estimated $15.6 million of net income to be deferred into the first quarter of 2004. At the end of 2002 approximately 1.6 mmbbls of non-FCA sales were incomplete and included in inventory. Net income realized in 2003 from these sales was $14.1 million.

Revenue

Year ended December 31	2003	2002	2003 vs 2002%

Crude oil	621,126	481,114	140,012	29.1
Refined products	481,326	332,639	148,687	44.7
Service fees	11,532	9,646	1,886	19.6
Interest income	3,340	1,951	1,389	71.2

Total revenue	1,117,324	825,350	291,974	35.4

Year ended December 31	2002	2001	2002 vs 2001%

Crude oil	481,114	252,981	228,133	90.2
Refined products	332,639	328,958	3,681	1.12
Service fees	9,646	18,631	(8,985)	(48.2)
Interest income	1,951	2,486	(535)	(21.5)

Total revenue	825,350	603,056	222,294	36.9

Crude oil

The table below sets forth the crude oil revenue, volumes sold and net realized prices:

	Quantity	Net Realized
	Sold	Price		Revenue

	(mmbbls)	($/bbl	)	($000’s	)

2003
Crude sales sold FCA	2.89	15.50		44,781
Crude sales sold non-FCA	19.40	23.22		450,542
Kazgermunai export sales	5.70	17.78		101,350
Royalty payments	2.03	12.05		24,453

Total	30.02	20.69		621,126

2002
Crude sales sold FCA	12.74	13.48		171,711
Crude sales sold non-FCA	10.21	22.70		231,766
Kazgermunai export sales	2.94	14.22		41,813
Royalty payments	3.48	9.27		32,247
Crude oil domestic sales	0.50	7.15		3,577

Total	29.87	16.11		481,114

2001
Crude sales sold FCA	15.58	11.34		176,720
Crude sales sold non-FCA	0.39	17.72		6,910
Kazgermunai export sales	2.33	18.16		42,307
Royalty payments	1.69	11.38		19,232
Crude oil domestic sales	0.82	9.53		7,812

Total	20.81	12.16		252,981

Our increase of $140.0 million in crude oil revenue for 2003 compared to 2002 was due to the increase in the average price we receive for our exported crude oil. Our total volumes of crude oil sold were virtually unchanged as our increase in production was processed through our refinery.

We increased our net realized price by $4.58/bbl. We achieved this increase mainly because the average Brent price for the year was $3.81/bbl higher than in to 2002. Additionally, we increased our non-FCA volumes, which obtain a higher price, as the sale is made closer to the final destination of the crude oil by 9.19 mmbbls. Kazgermunai also contributed to the increase because the joint venture increased its crude oil revenue by $59.6 million due to an almost doubling of export volumes and a $3.56 increase in the price received per barrel.

Our increase in crude oil revenue of $228.1 million in 2002 was due to an increase in volumes sold of 9.1 mmbbls or 43.7% and an increase in the price received of $3.95/bbl. The additional 9.1 mmbbls accounted for $146.0 million of the increase and the increase in price accounted for the remaining $82.1 million.

Our increased volumes were mainly due to our increased production. The increase in prices was mainly due to our increase in non-FCA sales as average Brent for the year was relatively unchanged at $25.02/bbl in 2002 versus $24.44/bbl in 2001.

We have significantly increased the percentage of our oil export sales sold through non-FCA contracts in 2003, which were 69.3% in 2003 (39.4% in 2002). By the end of 2003 there were no crude oil sales sold on an FCA basis.

Royalty payment volumes are physical deliveries made quarterly in arrears for all fields with the exception of North Kumkol. The royalty obligation for the fourth quarter of 2002 and first quarter of 2003 was settled in cash, and physical deliveries in 2003 were made for the second and third quarter royalty obligations for 2003. Royalty obligations in 2002, which cover the fourth quarter of 2001 and first nine months of 2002, were made in kind.

Refined products

The table below sets forth the products and related volumes sold for 2003, 2002 and 2001, and the average price obtained and revenue received by product line.

	Tonnes Sold	Average Price	Revenue

		($/tonne)	($000’s)

2003
Gasoline	854,392	205.28	175,386
Diesel	1,239,182	152.48	188,949
Mazut	1,152,042	44.49	51,253
LPG	143,914	109.84	15,808
Jet fuel	216,449	226.20	48,960

Total self refined	3,605,979	133.21	480,356
Resale of purchased refined products	11,106	87.34	970

Total refined product sales	3,617,085	133.07	481,326

2002
Gasoline	785,846	157.78	123,994 *
Diesel	898,003	122.56	110,057 *
Mazut	1,087,564	42.37	46,078
Liquified petroleum gas	108,931	79.35	8,644
Jet fuel	178,695	214.82	38,388

Total self refined	3,059,039	106.95	327,161 *
Resale of purchased refined products	101,023	54.23	5,478

Total refined product sales	3,160,062	105.26	332,639

	Tonnes Sold	Average Price	Revenue

		($/tonne)	($000’s)

2001
Gasoline	548,503	207.54	113,838
Diesel	710,029	178.30	126,600
Mazut	1,045,682	50.00	52,284
LPG	107,079	92.71	9,927
Jet fuel	57,829	231.84	13,407

Total self refined	2,469,122	128.00	316,056
Resale of purchased refined products	83,695	154.15	12,902

Total refined product sales	2,552,817	128.86	328,958

•	We have classified excise taxes on gasoline and diesel for our tolled volumes as royalties and taxes, whereas we previously reduced our sales revenue.

The increase in 2003 of $148.7 million was due to our higher average realized price of $133.07/tonne (compared to $105.26/tonne in 2002) and our higher sales volumes of 3.6 mm tonnes (compared to 3.2 mm tonnes in 2002). We were able to obtain higher prices and volumes for 2003 as compared to 2002, as demand in Kazakhstan increased. We also implemented a strategy of selling direct to end users and the prices in Kazakhstan were lower than in Russia, the alternative supplier.

We increased our refinery throughput in 2003, as we were experiencing interruptions in our ability to export crude oil at the beginning of the year. This led to a 457,000 tonne, or 14.5%, increase in refined product sales. Our average price increase of $27.81/tonne was mainly due to increases in prices received for gasoline and diesel. The price of mazut, which accounted for about 32% of our volume of refined products sold, had a very minor price increase of $2.12/tonne.

Refined product sales volumes in 2002 increased by 607,245 tonnes compared to 2001 because of our increased crude oil production and demand for refined products in Kazakhstan. This increase in volumes was offset by a decline in the average price received (from $128.86/tonne in 2001 to $105.26/tonne in 2002). This decline occurred mainly during the first quarter of 2002 due to pressure on prices from increased Russian imports, and from mazut pricing, as there was an oversupply during the export ban in the heating season from early fall of 2001 to late winter of 2002.

PRODUCTION EXPENSES

Production expenses relate to the cost of producing crude oil in our Upstream operations. Based on the number of barrels of oil produced, these costs were $1.19/bbl in 2003, $1.22/bbl for 2002 and $1.12/bbl barrel for 2001. Production expenses increased by $4.9 million in 2003. The main reason was the 11.4% increase in production volumes, which led to an increase of $3.8 million. The remaining $1.1 million was due to increased costs because of the increasing production of formation water.

The absolute increase between 2002 and 2001 of $19.4 million and the per barrel increase of $0.10 was the result of the increase in production volumes of 12.7 mmbbls or 35% in 2002 and additional maintenance work required due to increasing production of formation water.

ROYALTIES AND TAXES

The following table sets forth the components of royalties and taxes.

($000’s)	2003	2002	2001

Royalties and production bonus	56,234	47,892	35,504
Tax assessments	5,426	5,121	573
Other taxes	20,635	15,701 *	4,946

Royalties and taxes	82,295	68,714 *	41,023

•	We have classified excise taxes on gasoline and diesel for our tolled volumes as royalties and taxes, whereas we previously reduced our sales revenue.

Royalties and production bonus

Royalties are levied at differing rates for each of our oil fields. The table below sets forth the parameters for each field. Royalty terms remain the same throughout the term of the license.

		Annual production
		at which	Effective	Effective	Effective
		maximum royalty	average royalty	average royalty	average royalty
Field	Range	is charged	rate for 2003	rate for 2002	rate for 2001

Kumkol South	3.0 – 15.0%	11.62 mmbbls	10.3%	10.9%	10.4%
Kumkol North	9%	Flat	9.0%	9.0%	9.0%
South Kumkol	10%	Flat	10.0%	10.0%	10.0%
Kyzylkiya	1.5 – 2.5%	24.8 mmbbls*	1.5%	1.5%	1.5%
Aryskum	1.5 – 2.5%	52.7 mmbbls*	1.5%	1.5%	1.5%
Maibulak	3.0 – 6.0%	3.9 mmbbls	3.0%	3.0%	3.0%
Kazgermunai Fields	3.0 – 15.0%	11.62 mmbbls	6.12%	4.5%	4.2%

•   Royalty rate is based upon cumulative life of field production.

Royalties and production bonus for 2003 were $56.2 million, which re p resented an effective overall royalty rate of 8.6% excluding production bonuses of $1.4 million. Royalties and production bonus for 2002 were $47.9 million, an overall royalty rate of 9.0%, after excluding the production bonuses of $4.0 million. The reason for the lower overall royalty rate was that a higher proportion of production came from fields with lower royalty rates.

Royalties and production bonus for 2001 were $35.5 million, which re p resented an effective overall percentage of 9.24%. Our effective overall royalty percentage decreased in 2002 and 2003 as we brought new fields with lower royalty rates on production. The absolute increase in royalties of 35% compared to 2001 was due to the increase in our production volumes.

Our production bonus expense was $1.4 million in 2003, $4.0 million in 2002 and $3.3 million in 2001. These a re production bonuses related to our Kumkol South, South Kumkol and North Kumkol fields. The bonus decreased by $2.4 million in 2003, because we accrue for the bonus as we produce our crude oil, and we paid the final amount for our Kumkol South field in February of 2003 and on our South Kumkol field in October of 2003. We have to pay a further $1.0 million (our 50% share) for North Kumkol when the cumulative production reaches 15,000,000 tonnes (116.2 mmbbls), which we expect to occur in 2005.

Tax assessments

Tax assessments of $5.4 million for 2003 and $5.1 million for 2002 re p resent tax assessments received. See Note 20 to our consolidated financial statements.

Other taxes

The increase in other taxes for 2003 compared to 2002 of $4.9 million included $4.1 million of expensed value added tax (VAT) and various other taxes. Tax legislation amendments introduced at the beginning of 2003 required the expensing of VAT for crude oil purchases made by the refinery. The absolute increase of $10.8 million in other taxes in 2002 included $10.6 million of excise tax on refined products and $0.2 million of various taxes. Excise tax on refined products was recovered through the sales prices for refined products.

TRANSPORTATION

Transportation costs are the costs of shipping crude oil from our Central Processing Facility (CPF) located at South Kumkol to our Shymkent refinery, our rail terminals at Tekesu (adjacent to our refinery), Dzhusaly and the terminal at Atasu for oil destined for China, the costs of trucking crude oil from the KAM fields to the CPF, railway transportation and pipeline costs under non-FCA crude sales contracts and on export of refined products. Transportation costs also include transportation of crude produced by our Kazgermunai joint venture to its export customers.

The pipeline tariff from the CPF to Shymkent depends on the ultimate destination of the crude oil. Effective January 1, 2003, an increase in pipeline tariffs charged for the Kumkol – Shymkent pipeline for crude oil destined for export was authorized by Kazakhstan’s Agency for Regulation of Natural Monopolies and Protection of Competition (ARNM). The official 2003 forecasted tenge-U.S.$ exchange rate is now being used to determine the tariff, as opposed to the previous practice of using actual exchange rates. This led to a 7.8% increase in the pipeline tariffs for crude oil exported through our rail loading terminal at Tekesu.

In 2003, the tariff was $1.52/bbl ($1.41/bbl in 2002 and 2001), while the tariff for crude oil processed at the refinery was $0.82/bbl in 2003 ($0.81/bbl in 2002 and $0.84/bbl in 2001).

The table below sets forth the components of transportation costs.

($000’s)	2003	2002	2001

Pipeline	57,344	56,230	33,396
Kazgermunai transportation	18,675	8,462	8,829
Railway	141,131	93,305	6,255
Other	7,837	5,804	1,757

Total	224,987	163,801	50,237

Pipeline

The increase in pipeline costs of $1.1 million for 2003 compared to 2002 was due to a $2.7 million increase attributable to higher volumes supplied to Downstream for processing (24.51 mmbbls in 2003 compared to 21.21 mmbbls in 2002), $2.5 million due to the increased export tariff to Shymkent ($1.52/bbl in 2003 versus $1.41/bbl in 2002) and a $1.6 million increase in non-FCA pipeline costs ($10.5 million for 2003 compared to $8.9 million for 2002) because of our use of the Atyrau-Samara pipeline for the first six months of 2003. These increases were partially offset by $5.7 million in savings from using our KAM pipeline, when compared to exports of crude oil through our Tekesu rail terminal located in Shymkent.

The absolute increase in pipeline costs in 2002 was due to the increased volumes of crude oil exported in 2002 versus 2001, which attracted a higher tariff. In 2002, export volumes were 25.9 million barrels or 41% higher than for 2001.

Railway

Railway transportation increased by $47.8 million or 51.3% for 2003 compared to 2002 due to our increase in non-FCA sales. Non-FCA sales increased by 90.0% in 2003 compared to 2002 (19.40 mmbbls versus 10.21 mmbbls). Also, the ARNM approved a 6% increase in rail tariffs effective January 1, 2003. Railway transportation increased in 2002 as compared to 2001 due to our increase in non-FCA sales.

Other

Other transportation costs are mainly trucking costs incurred to transport crude oil from the KAM fields to the CPF located at Kumkol. Trucking costs have increased in 2003 to $7.8 million from $5.8 million in 2002 due to the increase in production from our KAM fields (5.8 mmbbls in 2003 compared to 4.4 mmbbls 2002). The Aryskum pumping station, which connects the KAM fields to the KAM pipeline, became operational in November 2003. This will significantly reduce our crude oil trucking costs. The increase other transportation costs in 2002 was in proportion to the increase in production from our KAM fields.

REFINING

Refining costs represent the direct costs related to processing all crude oil including tollers’ volumes at the refinery.

Refining costs for 2003 were $15.5 million ($0.51/bbl) compared to $21.7 million ($0.80/bbl) in 2002. The main reason for the $6.2 million decrease in refining costs was that purchased steam costs were lower as a result of process improvements and equipment upgrades combined with a lower price per unit. With no major t u r n a round in 2003, the refinery’s repairs, maintenance and other expenses were also $1.0 million lower, and $1.0 million of insurance costs were reclassified from refining to general and administrative expenses.

Total refining costs in 2002 increased by $1.1 million from $20.6 million ($0.78/bbl) in 2001. The increase was mainly due to increased repair and maintenance at the refinery in 2002 as part of our ongoing maintenance program. In August of 2002, six refinery workshops, including the transportation, construction and repair workshops each of which has a direct impact on refining costs, became independent from the refinery. Costs of separating these workshops were included in refining costs for 2002.

CRUDE OIL AND REFINED PRODUCT PURCHASES

Crude oil and refined product purchases re p resent the expensed portion of crude oil purchased for the refinery from third parties, as well as refined products purchased for resale. Purchases and sales between our Upstream and Downstream business units are eliminated on consolidation.

Our purchases of crude oil and refined products were as follows:

($000’s)	2003	2002	2001

Crude oil	55,886	69,410	64,373
Refined products	574	3,917	14,415

Total	56,460	73,327	78,788

The purchases of crude oil were mainly made from our joint venture .

SELLING

Selling expenses for crude oil are comprised of customs, quality inspection and costs related to the export of crude oil. Selling expenses for refined products are comprised of the costs of operating the distribution centres for our Downstream operations.

($000’s)	2003	2002	2001

Crude oil	10,494	3,471	5,622
Refined products	16,046	19,782	13,655

Total	26,540	23,253	19,277

The increase in crude oil selling expenses during 2003 compared to 2002 was the direct result of increased export sales volumes related to non-FCA routes, for which all selling costs are borne by us, as well as the increase in Kazgermunai sales and a reclassification of certain crude oil marketing costs to selling from general and administrative expenses.

The decrease in selling expenses on refined products during 2003 was due to the fact that in 2002 Downstream refunded $1.1 million of transportation discounts it had received, as it had not met the throughput obligations under a transportation contract. This contract is no longer in effect. An additional $1.0 million in 2002 was due to one time charges in 2002 including settlement payments and storage charges.

The increase in refined products revenue in 2002 compared to 2001 was attributable to the increase in volumes sold.

GENERAL AND ADMINISTRATIVE

The table below analyzes total general and administrative costs for Upstream, Downstream and Corporate In the case of Upstream and Downstream the general and administrative costs are also reflected on a per barrel basis.

	General and	Per Barrel of Oil
	Administrative	Produced or Processed *

	($000’s)	($/bbl	)

2003
Upstream	32,721	0.59
Downstream	20,285	0.66
Corporate	5,483

Total	58,489

2002
Upstream	37,093	0.75
Downstream	17,216	0.64
Corporate	4,570

Total	58,879

2001
Upstream	28,024	0.76
Downstream	17,906	0.68
Corporate	5,564

Total	51,494

*   Including tollers’ volumes

Upstream expenses decreased by $4.4 million in 2003 due to the reclassification of certain costs relating to crude oil marketing. Downstream general and administrative expenses increased by $3.1 million mainly due to a reclassification of insurance costs of $1.0 million from refining costs, severance payments to employees for the divested business units of $0.9 million and service fees of $1.2 million, paid to the divested business units.

The increase in total general and administrative expenses in 2002 of $7.4 million compared to 2001 was due to increased activity in Upstream operations, including increases in staff, insurance, legal and consulting costs. There was also a change in 2002 in the method of allocating centrally incurred general and administrative costs whereby a higher percentage of costs are allocated to Upstream.

Our Upstream field office is in Kyzylorda, the majority of our Upstream staff is located there, and all related costs are classified as general and administrative as opposed to production expenses.

INTEREST AND FINANCING

The following table sets forth our interest and financing costs and any related amortization of debt issue costs or discounts upon issuance of the debt instrument.

($000’s)	2003	2002	2001

Short-term debt	754	1,470	1,855
Term facility	9,858	4,106	–
9.625% Notes	11,860	–	–
12% Notes	8,718	24,936	8,881
Kazgermunai debt	1,657	3,447	5,960
Term loans	594	332	–
PKOP bonds	2,576	1,514	1,029
Canadian and U.S. Notes	–	–	1,805

Less portion capitalized	(438)	(332)	–

Total	35,579	35,473	19,530

•	Our short-term debt interest expense decreased by $0.7 million due to the repayment of all working capital facilities by the end of 2003.

•	Our term facility interest expense increased by $5.8 million due to the repayment of the previous $60.0 million facility and entering a new $225.0 million facility.

•	Our 9.625% Notes interest expense arose only in 2003 as these notes were issued in February 2003.

•	Our 12% Notes interest expense in 2003 is $8.7 million including $6.6 million of issue costs that were expensed when we redeemed these notes, whereas 2002 includes interest for the entire year.

•	Interest on our Kazgermunai debt decreased by $1.8 million due to an $18.3 million (50%) repayment of a portion of the debt.

•	Interest on our PetroKazakhstan Oil Products (PKOP) bonds increased by $1.1 million due to the issuance of the remaining 115,200 bonds in February 2003.

DEPRECIATION AND DEPLETION

	Depreciation	Depreciation
	& Depletion	& Depletion

	($000’s)	($/bbl	)
2003
Upstream	62,954	1.14
Downstream	18,849	0.62
Corporate	182

Total	81,985

2002
Upstream	31,647	0.64
Downstream	13,347	0.49
Corporate	94

Total	45,088

2001
Upstream	24,116	0.65
Downstream	9,764	0.37
Corporate	374

Total	34,254

•   Downstream includes tollers’ volumes

Upstream depreciation and depletion increased by $31.3 million during 2003 compared to 2002. This increase was mainly due to an increase in the amounts subject to depletion or depreciation as a result of capital expenditures. Our 11.4% increase in production and 10.4% decline in proved producing reserves also increased our depletion charge. Downstream depreciation increased by $5.5 million in 2003 compared to 2002 mainly due to additional depreciation for assets, which were under construction in 2002.

Depreciation and depletion increased by $10.8 million in 2002 compared to 2001. This increase was due to the increase in production as compared to 2001 and capital additions in 2002. The effect of these increases was partly offset by an increase in proved producing reserves.

In accordance with Canadian and United States accounting standards, and to provide comfort that anticipated future revenues are sufficient to cover the capitalized costs of properties, we perform a quarterly "ceiling test". The ceiling test for 2003 demonstrated that future net revenues exceed the carrying value of the Upstream properties under the full cost method of accounting.

UNUSUAL ITEMS

There were no unusual items during the year ended December 2003.

We were named as defendants in a claim filed by a company alleging it was retained under a consulting contract. The arbitration decision was received in 2002 and we accrued and paid $7.1 million for full settlement of the claim. In 2001, we incurred $5.5 million in costs defending against a potential takeover bid.

INCOME TAXES

	2003	2002	2001

Upstream	82,450	72,237	52,713
Downstream	68,632	18,413	9,891
Corporate	4,359	9,845	5,790

Total	155,441	100,495	68,394

The increase in income taxes of $54.9 million in 2003 was mainly the result of the increase in sales volumes and in the price of crude oil and refined products, which led to an increase in income before income taxes of $210.1 million.

The increase in income taxes of $32.1 million in 2002 was a result of the following items:

•	Upstream tax charges had increased due to an increase in sales volumes and in the price of crude oil.
•	$11.3 million due to the recognition of a deferred tax asset in 2001, which reduced 2001 taxes by a corresponding amount.
•	$7.5 million due to the non-deductibility for tax purposes of interest paid on the 12% Notes.
•	$4.5 million due to court decision with respect to the tax rate for South Kumkol.

Kazakhstani income taxes are based upon stabilized tax regimes under the terms of our hydro carbon contracts. The majority of the differences are temporary differences where an expense item is recorded for Canadian generally accepted accounting principles (GAAP) purposes in a diff e rent period than allowed under the terms of our hydrocarbon contracts. The income tax rate is 30%.

The foundation agreement for Kazgermunai provides for a tax on the profits of Kazgermunai with respect to its operations in the Akshabulak, Nurali and Aksai fields. The foundation agreement provides for taxes of:

Range ($ millions)	Income tax rate

Up $20.0	25%
$20.0 – $30.0	30%
$30.0 – $40.0	35%
Over $40.0	40%

Corporate tax expenses are taxes paid by PetroKazakhstan Overseas Services, the company that provides services to the operating subsidiaries in Kazakhstan, and includes the tax impact of non-deductible interest. See Note 17 of the Consolidated Financial Statements for further information pertaining to income taxes.

Excess profits tax has been negotiated with the Kazakhstani government in each hydrocarbon contract with the exception of the Kazgermunai licenses. With respect to the Kumkol South, South Kumkol and KAM fields, we are subject to excess profit tax at rates that vary from 0% to 30% based on the cumulative internal rate of return. With respect to Kumkol North, we are subject to excess profit tax at rates that vary from 0% to 50% based on the cumulative internal rate of return. We have not incurred any excess profit tax with respect to production from any of our fields. We expect to incur excess profit tax in 2004 within our Turgai joint venture .

CAPITAL EXPENDITURES AND COMMITMENTS

The table below sets forth a breakdown of our capital expenditures in 2003, 2002 and 2001.

(000’s)	2003	2002	2001

Upstream
Development wells	56,767	40,489	10,650
Facilities and equipment	92,002	67,884	79,330
Exploration	34,365	23,502	10,279
Downstream
Refinery HS&E	704	773	796
Refinery sustaining	2,571	4,019	5,046
Refinery return projects	15,024	3,364	3,013
Marketing & other	771	71	477
Corporate	1,009	–	616

Total capital expenditure	203,213	140,102	110,207

Less accrued amounts	(6,743)	(3,250)	(7,475)

Total cash capital expenditure	196,470	136,852	102,732

For 2003, facilities and equipment included $35.4 million for KAM pipeline costs (2002 – $27.1 million), $18.4 million GUP costs (2002 – $10.6 million) and $11.2 million purchased for railcars.

In 2004, capital expenditures will be incurred for:

Upstream

•   full development of the Kyzylkiya and Aryskum fields.
•   completion of the development of Kumkol North.
•   initial development of the North Nurali, Nurali and Aksai fields.
•   exploration and appraisal, to include the drilling of seven wells and seismic acquisition.
•   installation of additional production facilities for the Akshabulak field.
•   construction of a gas plant at Akshabulak.
•   commencement of a pilot study for enhanced oil recovery.

Downstream

•   studies and installation of metering equipment for process optimization and safety equipment.

Marketing and transportation

•   the acquisition of 1,000 railcars for transporting of crude oil and refined products.
•   infrastructure upgrades at various storage facilities and transport terminals.

Our 2004 capital budget is $175.4 million, which has been allocated as follows (in $ millions):

Upstream, including joint ventures	110.1
Downstream	16.0
Marketing and transportation	48.7
Corporate	0.6

Total	175.4

Our capital budget for 2004 includes commitments of $6.0 million and $4.0 million respectively, for our new exploration blocks acquired through our Orient farm-in and license #952 acquisition. We have a commitment for construction of a gas plant at Kazgermunai; our 50% share is $11.5 million. These commitments are included in our capital budget. The remainder of our capital budget can be modified, if necessary, to meet changing circumstances. See Note 13 to our consolidated financial statements for a schedule of our required debt repayments for the next five years.

We have operating leases for our premises in Calgary, Alberta and Windsor, England, the impact of which is insignificant.

Capital investments are judged against our internal investment criteria that require that:

•	investments generate a real return of 15%, and additionally.
•	that the present value discounted at 15% of the return from the investment is sufficient to repay the investment plus a 50% premium.
•	the long term real Brent oil price used is $19.00/bbl.

LIQUIDITY

The levels of cash, current assets and current liabilities as at December 31, 2003 and December 31, 2002 a reset forth below.

($000’s)	2003	2002

Cash and cash equivalents	184,660	74,796
Cash flow (for the year ended)	399,931	216,794
Working capital*	151,737	92,541
Net debt**	135,220	233,308
Ratio of cash flow to net debt	3.0	1.0
Ratio of cash flow to fixed charges***	11.2	6.1
Ratio of earnings to fixed charges****	14.3	8.5

*	Working capital is net of cash and short-term debt
**	Net debt includes short-term and long-term debt less cash
***	Fixed charges includes interest expense and preferred dividends before tax
****	Earnings is income before income taxes plus fixed charges

At December 31, 2003, we had $220.1 million of cash including $35.5 million in restricted cash. Our restricted cash includes $25.0 million on deposit in a margin account to support our hedging of crude oil prices for 2005 (as set out in Note 17 to our consolidated financial statements) and $10.5 million in a debt service reserve account re p resenting three months principal and interest on our term facility. The required amount for the debt service reserve account diminishes as the facility is repaid.

We have retained these cash balances as we have been pursuing possible acquisitions for some time and while no agreements have been reached, serious conversations are progressing and are at a sufficiently advanced stage that our view is that cash should be retained for this purpose.

Our net working capital has increased mainly because our accounts receivable have increased. We do not anticipate substantial increases in net working capital. Virtually all crude oil sales are now on a non-FCA basis and this had led to a $17.0 million increase in accounts receivable. We had a $13.1 million increase in VAT recoverable due to the timing expenditures and the recognition of revenue subject to VAT. We had taxes recoverable of $7.6 million relating to a penalty assessed for non-payment of road fund taxes. See Note 20 to our consolidated financial statements. These amounts will be recovered through reducing our cash tax payments in 2004. The increase in the receivable from Turgai is from amounts owed to us for our KAM pipeline and GUP.

In 2004, we plan to fund our capital budget of $175.4 million and required debt repayments of $62.2 million from cash flow. It would require Brent prices of less than $19.00/bbl or an increase in our differential of $6.00/bbl or a combination of factors leading to the same reduction in cash flow, before we would require additional funds to finance our budgeted capital expenditures and required debt repayments.

In Kazakhstan, we have lines of credit available of $72.0 million. We entered into a $225.0 million pre-export term facility on January 2, 2003 and issued $125 million of 9.625% notes. Our debt covenants, as described in Note 13 to our consolidated financial statements will not, in our view, restrict or limit our plans. Our aim is to structure our balance sheet to help weather the periods of volatility our industry experiences. In the current economic climate, opportunities to restructure our debt or lower our effective interest rate may arise. We will evaluate these possibilities in 2004.

RISK ANALYSIS

We operate in a highly competitive industry, the oil and gas industry. We face competition for new licences, qualified staff, markets for our crude oil exports and our refined products.

Key performance indicators

Please refer to the section entitled Key Performance Indicators of our MD&A for a discussion of these indicators and their impact on our business.

Reserves and production

The addition of oil and gas reserves and our ability to develop these reserves is one of the key factors to our success. New exploration acreage must be acquired through acquisitions or obtaining additional licenses. We have been successful over the last year with the addition of license #952 and our agreement to farm-in for a 75% working interest in license #951-D. We are actively pursuing acquisitions while adhering to our investment criteria. We believe we are well positioned to continue to succeed as we have a demonstrated track re c o rd in discovering and developing reserves, continual involvement with the industry in Kazakhstan and with the Government of Kazakhstan and we have the financial capacity to execute transactions. This is a highly competitive process.

Our ability to discover new reserves and develop our reserves is another key to our success. We have introduced and continue to utilize western technology in exploring for and developing reserves. We have the financial capacity to acquire and implement this technology but we compete for the staff and intellectual capacity necessary to fully utilize this technology. We have successfully addressed this through offering competitive compensation and recruiting on a worldwide basis. The recruitment of staff is a highly competitive process.

Evaluation of oil and gas reserves

The process of estimating our oil and gas reserves is complex and requires significant assumptions and decisions in the evaluation of engineering, geological, geophysical and financial information. On an annual basis McDaniel & Associates Consultants Ltd. of Calgary, Alberta, perform an independent evaluation of our reserves. This reserve evaluation may change substantively from year to year as a result of numerous factors, including and not limited to the development and economic conditions, under which we operate our business. As a result, despite all reasonable efforts involved in the process of evaluation, the estimation of our reserves may materially change from period to period.

Taxes

We have been engaged in litigation with respect to tax assessments received for the years 1998 to 2001. We participated in a high level Working Group formed by the Minister of Finance to resolve our disputable issues arising from this litigation and for issues yet to be litigated. We have successfully resolved these issues. See Note 20 to our consolidated financial statements.

We expect to have tax audits for 2002 and 2003 during the second quarter of 2004. The tax assessments could be significant as we experience inconsistent application and interpretation of the tax legislation applicable to each of our hydrocarbon contracts. The tax legislation applicable to each of our hydro carbon contracts is stabilized at the legislation in effect on the date of signing the contract, all of which were signed from 1996 through 1998. As the legislation applicable to our contracts is from five to eight years old, the expertise pertaining to this legislation is diminishing within the tax inspectorate.

Kazakhstan environment and legislation

We have received assessments from the ARNM relating to the sale of refined products in Kazakhstan. The impact of these assessments will be significant, if we do not prevail in our opinion with respect to these assessments.

See Note 20 to our consolidated financial statements.

Financial risks

See Note 20 to our consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

Property, plant and equipment

We follow the full cost method of accounting for oil and gas operations whereby all acquisition, exploration and development expenditures are capitalized. This may lead to the capitalization of costs for which no direct future benefit will be obtained. We perform a ceiling test or cost recovery test on a quarterly basis to assess impairment of the carrying cost of our reserves. The ceiling test is based on a number of estimates. We use our independent reservoir engineer’s estimate of our production from our proved reserves and our year-end prices received, actual costs incurred to produce our reserves and run our operations and our estimated future development costs to develop our proved reserves. All of these estimates are subject to uncertainty.

We use the unit-of-production method for calculating depletion of our oil and gas assets. Our reserve estimates and production volumes have a significant impact on our depletion expense.

Site restoration costs

We provide for our estimated future site restoration, facility disassembling and other abandonment costs using the unit-of-production method. These estimated costs are depleted over the estimated useful life of the related assets and recorded as part of depreciation and depletion expense. These costs are based on the engineering estimates using current rates, existing legislation and industry practices, and therefore, can be impacted by changes in laws, reserve estimate, production rates, number of wells drilled, well depth and geographical conditions. Our site restoration estimate is regularly reviewed and changes in our estimate of site restoration costs could have a material impact.

ADOPTION OF CERTAIN ACCOUNTING STANDARDS

See Note 2 Changes in Accounting Standards and Note 21 Reconciliation of Results from Canadian GAAP to U.S. GAAP to our consolidated financial statements.

QUARTERLY INFORMATION

The table below sets forth selected quarterly information for 2003, 2002 and 2001.

			Net Income ($/share)
($000’s)	Total Revenue	Net Income	Basic	Diluted

2003, Quarter Ended
March 31	248,923	68,224	0.86	0.83
June 30	254,601	68,211	0.87	0.84
September 30	303,152	90,733	1.17	1.12
December 31	310,648	90,320	1.16	1.11

2002, Quarter Ended
March 31	143,331	23,109	0.29	0.28
June 30	177,398	33,808	0.42	0.40
September 30	247,962	60,513	0.74	0.71
December 31	256,659	45,138	0.56	0.54

2001, Quarter Ended
March 31	139,243	55,372	0.69	0.67
June 30	174,849	44,435	0.56	0.54
September 30	160,743	46,490	0.58	0.55
December 31	128,221	23,043	0.29	0.27

Statement of corporate governance practices

The Board of Directors and senior management of the Corporation consider good corporate governance to be central to the effective and efficient operation of the Corporation and its business. The Board of Directors and management are committed not only to satisfying legal and regulatory requirements, but also to developing and maintaining corporate governance practices that reflect evolving best practices standards as appropriate to the Corporation and its business.

The Board of Directors and management have been following developments in corporate governance requirements and best practices standards in both Canada and the United States closely. The Corporation is listed on the New York Stock Exchange (NYSE). Although it is not required to comply with many of the corporate governance listing requirements imposed by the NYSE for domestic listed issuers, the Corporation has aligned its governance practices with those requirements. The Board of Directors and management have reviewed the corporate governance policy (Multilateral Instrument 58-201) released by certain of the Canadian securities regulators for comment in January 2004. To the extent necessary, the Corporation intends to adapt its governance practices to the best practices set out in the final form of that policy.

The 14 corporate governance guidelines set out in the TSX Corporate Governance Policy and a brief discussion of the Corporation’s corporate governance practices with reference to each guideline is set out below.

1. The Board of Directors should explicitly assume responsibility for the stewardship of the Corporation, and specifically for: (a) adoption of a strategic planning process, (b) identification of principal risks and ensuring the implementation of appropriate systems to manage these risks, (c) succession planning, including appointing, training and monitoring senior management, (d) communications policy for the Corporation, and (e) integrity of the Corporation’s internal control and management information systems.

The mandate of the Board of Directors is to manage the business and affairs of the Corporation. Pursuant to this mandate, it has explicitly assumed responsibility for the stewardship of the Corporation and, as part of the overall stewardship responsibility, has assumed the responsibilities described below.

(a)
The Board of Directors provides input to management in the development of the Corporation’s strategic plan, approves that plan and monitors management’s execution of that plan. As part of the Board of Directors’ responsibility for the strategic planning process, the Board of Directors establishes the goals of the business of the Corporation with the input of management and strategies and policies within which the Corporation is managed. Management is required to seek approval of the Board of Directors for material deviations, financial or otherwise, from the approved business goals, strategies and policies.

(b)
It is management’s responsibility to identify the principal risks to the Corporation’s business and to develop strategies to manage those risks. The Board of Directors receives regular reports from management on those risks, the systems in place to manage those risks and the effectiveness of those systems.

(c)
The Board of Directors is responsible for the appointment, appraisal and monitoring of the Corporation’s senior management. The Corporation’s policy is to attract management personnel whose prior experience results in them having been well trained for their responsibilities with the Corporation. The Board of Directors discusses succession issues with the CEO on a regular basis and becomes acquainted with other members of senior management, their experience and skill sets. The Board of Directors encourages senior management to participate in appropriate professional and personal development activities, courses and programs, and supports management’s commitment to the training and development of all permanent employees.

(d)
The Board of Directors oversees the policy of communications by the Corporation with its shareholders and, in conjunction with management, continues to review the Corporation’s approach to communications with its shareholders, regulatory bodies, governments, media and the public.

(e)
The Board of Directors oversees the integrity of the Corporation’s internal control and management information systems, including through reports from management, from the external auditors and fro m the Audit Committee. In addition, a Disclosure Committee, composed of non-director members including financial officers of the Corporation, has been established to assist and advise the Chief Executive Officer and Chief Financial Officer with respect to the Corporation’s internal controls and disclosure of financial information.

2. Majority of directors should be “unrelated” (free from conflicting interest).

The TSX Guidelines provide that the term “unrelated director” means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from share holdings. The Board of Directors consists of eight members, seven of whom are unrelated directors and one of whom is a related dire c t o r.

3. Disclose for each director whether he or she is related, and how that conclusion was reached.

The current Board of Directors is comprised of eight directors, seven of whom are unrelated to management. As the Corporation’s chief executive officer, Bernard F. Isautier is a related director. The remaining directors, Louis W. MacEachern, James B.C. Doak, Askar Alshinbaev, Jacques Lefèvre, Nurlan J. Kapparov, Jan Bonde Nielsen and Jean-Paul Bisnaire have no relationship with the Corporation other than as a director or a security holder and accordingly are all unrelated directors. The Corporation does not have a significant shareholder.

4. Appointment of a committee responsible for appointment/assessment of directors and that is comprised exclusively of outside (i.e., non-management) directors, a majority of whom are unrelated directors.

The Corporate Governance Committee of the Board of Directors, which is comprised entirely of outside and unrelated directors, has been given the responsibility of assessing the effectiveness of the Board of Directors and its individual members as well as the committees of the Board of Directors. In addition, the Corporate Governance Committee has responsibility for identifying prospective nominees for the Board of Directors and recommending them to the Board of Directors and for establishing criteria for Board of Directors membership and retirement there from.

5. Implement a process for assessing the effectiveness of the Board of Directors as a whole and its committees and individual directors.

The Corporate Governance Committee of the Board of Directors assesses, at least annually, the effectiveness of the Board of Directors and the committees of the Board of Directors. The assessments are carried out through one-on-one discussions between the Chair of the Corporate Governance Committee and each individual director. This process does not focus specifically on assessing the effectiveness of individual directors, but it provides an opportunity for each director to provide feedback on the effectiveness of the other directors. The Chair of the Corporate Governance Committee reports on the results of this process to the full Board of Directors.

6. Provide orientation and education programs for new directors.

The directors who joined the Board of Directors most recently were provided with an orientation to the Corporation and education about the Corporation’s business and the environment in which it operates t h rough discussions with the CEO and other members of management and a review of certain corporate records. As new directors join the Board of Directors in the future, they will receive similar orientation and education.

7. Consider the size of the Board of Directors and the impact of the number on the Board of Directors’ effectiveness.

The Corporation’s articles require that the Board of Directors be comprised of three to nine directors. The number of directors is currently set at eight. The Board of Directors is satisfied that this number allows for the balance of skill sets and experience appropriate to the effective discharge of the Board of Directors’ oversight responsibilities.

8. The Board of Directors should review the adequacy and form of the compensation of directors to ensure compensation realistically reflects responsibilities and risks involved.

The Compensation Committee, which is comprised entirely of outside and unrelated directors, regularly reviews the adequacy and form of compensation of directors of the Corporation. Based on a review of the compensation paid to directors of Canadian companies of comparable size and on discussions among the directors, the Board of Directors is satisfied that it realistically reflects the responsibilities and risks involved.

9. Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated, although some committees, such as the executive committee, may include one or more inside directors.

The Board of Directors has established three committees: the Audit Committee, the Compensation Committee and the Corporate Governance Committee. All committees are comprised of outside directors, all of whom are also unrelated directors.

10. The Board of Directors should expressly assume responsibility for, or assign to a committee of directors, the general responsibility for developing the Corporation’s approach to governance issues.

The Corporate Governance Committee has the responsibility of developing the Corporation’s approach to governance issues, and administering the Board of Directors’ relationship with management. This includes responsibility for: (i) assessing, at least annually, the effectiveness of the Board of Directors as a whole and the committees of the Board of Directors, (ii) reviewing annually the mandates of the Board of Directors and its committees and making recommendations for change, (iii) recommending procedures to permit the Board of Directors to function independently from management, (iv) reviewing and, if appropriate, approving requests from directors for the engagement of outside advisors, (v) preparing and maintaining corporate governance policies for the Corporation, and (vi) identifying prospective nominees for the Board of Directors and recommending them to the Board of Directors and establishing criteria for the Board of Directors’ membership and retirement therefrom.

11. The Board of Directors should define limits to management’s responsibilities by developing (a) mandates for the Board of Directors and the Chief Executive Officer of the Corporation and (b) the corporate objectives for which the Chief Executive Officer is responsible.

The Board of Directors is responsible for the overall stewardship of the Corporation and in furtherance there of supervises the officers of the Corporation in their management of the business and affairs of the Corporation and manages the Corporation’s strategic planning process. The Board of Directors has developed mandates and corporate objectives for which the Chief Executive Officer is responsible. The Board of Directors requires the Chief Executive Officer and other management of the Corporation to keep the Board of Directors informed in a timely and candid manner of the progress towards the achievement of the established goals and of any material deviation from such goals and from the Corporation’s strategies and policies as approved by the Board of Directors.

12. Establish procedures to enable the Board of Directors to function independently of management.

The importance of the independence of the Board of Directors from management is fully endorsed by the Corporation and its management. The Board of Directors considers it important to the ability of the CEO to function most effectively in Kazakhstan, that the CEO also be the Chairman of the Board of Directors. The Board of Directors discharges the responsibilities which are central to its oversight function through the Audit, Compensation and Corporate Governance Committees, each of which is comprised entirely of unrelated directors. Well-developed mandates for these committees, position descriptions for the Board of Directors and the CEO, Board of Directors assessment processes and ongoing discussions about effective governance and evolving best practices also support the independence of the Board of Directors from management. In addition to the CEO, each of the other directors are established business persons who are each satisfied that they discharge their responsibilities to the Corporation in an independent-minded way and do not believe that other, more formal procedures are necessary.

13. Establish an audit committee with a specifically defined mandate and direct communication channels with internal and external auditors, with all members being outside directors. The audit committee’s duties should include oversight responsibility for management reporting on internal control and should ensure that management has designed and implemented an effective system of internal control.

The Board of Directors has an Audit Committee, all the members of which are outside directors. The roles and responsibilities of the Audit Committee include responsibility for reviewing and making recommendations to the Board of Directors on (i) financial statements and the related reports of management and external auditors, (ii) accounting and financial reporting procedures and methods, (iii) internal audit procedures and reports, and (iv) matters relating to external auditors, including the appointment and terms of engagement of external auditors and their reports relating to accounting, financial and internal audit matters. The Audit Committee has direct communication channels with the external auditors. The Corporation has an internal audit function.

14. Implement a system to enable an individual director to engage outside advisors at the Corporation’s expense. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board of Directors.

Any member of the Board of Directors may engage an outside advisor at the expense of the Corporation in appropriate circumstances, subject to the approval of the Corporate Governance Committee.

Under National Instrument 54-102, adopted by the Canadian Securities Administrators, a registered holder or beneficial owner of securities of the Corporation who wishes to receive interim financial statements from the Corporation must deliver written request for such material to the Corporation. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed request form, in the addressed envelope provided, to the Corporation. The Corporation will maintain a supplemental mailing list of persons and companies wishing to receive interim financial statements.

Corporate structure

The following diagram shows the principal operating subsidiaries of PetroKazakhstan Inc., their respective jurisdictions of incorporation and the percentage ownership PetroKazakhstan has, directly or indirectly. The Company conducts virtually all of its operations through, and virtually all its assets are held, directly or indirectly, by PKKR, Turgai, Kazgermunai, PKOP and PetroKazakhstan Marketing Ltd.

PetroKazakhstan Inc. (Canada) is our corporate head office that directly or indirectly owns all of the other companies within the PetroKazakhstan group.

PetroKazakhstan Overseas (Cyprus) Limited (Cyprus) is an intermediate holding company.

PetroKazakhstan Kumkol Limited (Cyprus) is an intermediate holding company.

PetroKazakhstan Marketing Limited (Cyprus) is a crude oil marketing subsidiary of the PetroKazakhstan group.

OAO PetroKazakhstan Kumkol Resources (Kazakhstan) is engaged in developing the Kumkol South, South Kumkol, KAM, East Kumkol, North Nurali fields and our exploration blocks.

Kazgermunai LLP (Kazakhstan) is a 50% joint venture with RWE-DEA AG (RWE) (25%), Erdol-Erdgas Gommern GmbH (EEG) (17.5%), and International Finance Corporation (IFC) (7.5%) engaged in developing the Akshabulak, Nurali and Aksai fields.

PetroKazakhstan Finance B.V.(Netherlands), a special purpose entity, is a wholly owned subsidiary of PKKR.

Turgai Petroleum CJSC (Kazakhstan) is a 50% joint venture with Lukoil Overseas Ltd., engaged in developing the North Kumkol field.

Valsera Holdings B.V. (Netherlands) is an intermediate holding company for our refining activities.

OAO PetroKazakhstan Oil Products (Kazakhstan) is the company in which our refining activities take place.

Ascot Petroleum Consulting Ltd. (England) provides management services to companies in the PetroKazakhstan group.

PetroKazakhstan Overseas Services Inc. (Canada and Kazakhstan) supplies international goods and services for PetroKazakhstan’s Kazakhstani operations and provides personnel services to the group.

2003 Financial statements

TABLE OF CONTENTS

Management’s Report	FS2
Independent Auditors’ Report and Comments by Auditor to U.S. Readers on Canada – U.S. Reporting Differences	FS3
Consolidated Financial Statements for the Years Ended December 31, 2003 and 2002
Consolidated Statements of Income and Retained Earnings (Deficit)	FS4
Consolidated Balance Sheets	FS5
Consolidated Statements of Cash Flow	FS6
Notes to the Consolidated Financial Statements	FS7

Management’s report

The accompanying consolidated financial statements and all information in the annual report are the responsibility of management.

The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. The consolidated financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this annual report has been prepared on a basis consistent with that in the consolidated financial statements.

PetroKazakhstan Inc. maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that financial information is relevant, reliable and accurate and that the Corporation’s assets are properly accounted for and adequately safeguarded.

The Audit Committee of the Board of Directors, composed of non-management directors, meets regularly with management, as well as the external auditors, to discuss auditing (external and internal), internal controls, accounting policy and financial reporting matters. The Audit Committee reviews the consolidated financial statements with both management and the independent auditors and reports its finding to the Board of Directors before such statements are approved by the Board .

The consolidated financial statements have been audited by TOO Deloitte & Touche, the independent auditors, in accordance with the generally accepted auditing standards on behalf of the shareholders. TOO Deloitte & Touche have full and free access to the Audit Committee.

(signed)

BERNARD F. ISAUTIER	NICHOLAS H. GAY

President and Chief Executive Officer	Senior Vice President Finance and Chief Financial Officer

February 6, 2004

Independent auditors’ report

To the shareholders of PetroKazakhstan Inc.

We have audited the consolidated balance sheets of PetroKazakhstan Inc. as at December 31, 2003 and 2002 and the consolidated statements of income and retained earnings (deficit), and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are fee of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

(signed)

TOO DELOITTE & TOUCHE

Almaty, Kazakhstan

February 6, 2004

Comments by Auditor to U.S. Readers on Canada – U.S. Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Corporation's consolidated financial statement, such as the changes described in Note 2 to the consolidated financial statements. Our report to the shareholders dated February 6, 2004 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the Auditors' Report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

(signed)

TOO DELOITTE & TOUCHE

Almaty, Kazakhstan

February 6, 2004

Consolidated statements of income and retained earnings (deficit)

Years ended December 31

EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS

	2003	2002	2001

REVENUE
Crude oil	621,126	481,114	252,981
Refined products	481,326	332,639	328,958
Service fee	11,532	9,646	18,631
Interest income	3,340	1,951	2,486

	1,117,324	825,350	603,056

EXPENSES
Production	65,516	60,596	41,231
Royalties and taxes	82,295	68,714	41,023
Transportation	224,987	163,801	50,237
Refining	15,539	21,721	20,562
Crude oil and refined product purchases	56,460	73,327	78,788
Selling	26,540	23,253	19,277
General and administrative	58,489	58,879	51,494
Interest and financing costs	35,579	35,473	19,530
Depletion and depreciation	81,985	45,088	34,254
Foreign exchange (gain) loss	(5,333)	2,233	1,453

	642,057	553,085	357,849

INCOME BEFORE UNUSUAL ITEMS	475,267	272,265	245,207

UNUSUAL ITEMS
Arbitration settlement (Note 20)	–	7,134	–
Defence costs related to potential takeover	–	–	5,546

INCOME BEFORE INCOME TAXES	475,267	265,131	239,661

INCOME TAXES (Note 15)
Current provision	165,379	100,808	79,679
Futureincome tax	(9,938)	(313)	(11,285)

	155,441	100,495	68,394

NET INCOME BEFORE NON-CONTROLLING INTEREST	319,826	164,636	171,267
NON-CONTROLLING INTEREST	2,338	2,068	1,927

NET INCOME	317,488	162,568	169,340

RETAINED EARNINGS (DEFICIT), BEGINNING OF YEAR	78,821	(66,366)	(18,887)
Normal course issuer bid (Note 14)	(11,232)	(17,350)	–
Common share dividends (Note 13)	–	–	(209,168)
Premium on redemption of series 5 warrants (Note 14 e)	–	–	(7,626)
Preferred share dividends	(32)	(31)	(25)

RETAINED EARNINGS (DEFICIT), END OF YEAR	385,045	78,821	(66,366)

BASIC NET INCOME PER SHARE (Note 16)	4.06	2.01	2.12

DILUTED NET INCOME PER SHARE (Note 16)	3.91	1.93	2.02

See accompanying notes to the consolidated financial statements.

Consolidated balance sheets

As at December 31

EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS

	2003	2002

ASSETS
CURRENT
Cash (Note 5)	184,660	74,796
Accounts receivable (Note 6)	150,293	92,431
Inventory (Note 7)	36,920	40,529
Prepaid expenses (Note 8)	44,901	44,594
Current portion of future income tax asset (Note 15)	14,697	9,049

	431,471	261,399
Deferred charges (Note 13)	6,729	5,321
Restricted cash (Note 9)	35,468	–
Futureincome tax asset (Note 15)	24,815	24,529
Property, plant and equipment (Note 10)	527,136	405,479

TOTAL ASSETS	1,025,619	696,728

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 11)	88,422	90,522
Short-term debt (Note 12)	73,225	16,307
Prepayments for crude oil and refined products	6,652	3,540

	168,299	110,369
Long-term debt (Note 13)	246,655	281,797
Provision for future site restoration costs	6,567	4,167
Future income tax liability (Note 15)	13,012	17,015

	434,533	413,348

Non-controlling interest	13,091	10,753
Preferred shares of subsidiary	80	83
COMMITMENTS AND CONTINGENCIES (Note 20)

SHAREHOLDERS’ EQUITY
Share capital (Note 14)	191,695	193,723
Contributed surplus (Notes 2, 14)	1,175	–
Retained earnings	385,045	78,821

	577,915	272,544

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,025,619	696,728

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors:

(signed)
BERNARD ISAUTIER	JACQUES LEFÈVRE
Director	Director

Consolidated statements of cash flow

Years ended December 31

EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS

	2003	2002	2001

OPERATING ACTIVITIES
Net income	317,488	162,568	169,340
Items not affecting cash:
Depletion and depreciation	81,985	45,088	34,254
Amortization of deferred charges	3,936	1,402	16
Loss on disposition of assets	794	3,360	–
Accrued interest on Kazgermunai debt	1,657	3,016	5,679
Non-controlling interest	2,338	2,068	1,927
Other non-cash charges	1,671	(395)	418
Future income tax	(9,938)	(313)	(11,285)

Cash flow	399,931	216,794	200,349
Changes in non-cash operating
working capital items (Note 19)	(60,581)	(37,816)	(48,396)

Cash flow from operating activities	339,350	178,978	151,953

FINANCING ACTIVITIES
Short-term debt, net (Note 19)	5,806	(26,610)	51,557
Common share dividends (Note 13)	–	–	(31,830)
Redemption of series 5 warrants (Note 14 e)	–	–	(9,425)
Redemption of series 5 corresponding
convertible securities (Note 14 e)	–	–	(3,878)
Purchase of common shares (Note 14)	(14,848)	(23,549)	–
Long-term debt (Note 19)	12,364	(17,658)	(8,258)
Deferred charges paid	(3,642)	(2,850)	(2,520)
Proceeds from issue of share capital,
net of share issuance costs	1,588	1,417	685
Preferred share dividends	(32)	(31)	(25)

Cash flow from (used in) financing activities	1,236	(69,281)	(3,694)

INVESTING ACTIVITIES
Restricted cash	(35,468)	–	–
Capital expenditures	(196,470)	(136,852)	(102,732)
Proceeds from sale of property, plant and equipment	1,258	–	–
Long-term investment (Note 19)	–	40,000	(40,000)
Acquisition of subsidiary, net of cash acquired	(38)	(2,853)	–
Purchase of preferred shares of subsidiary	(4)	(8)	(13)

Cash flow used in investing activities	(230,722)	(99,713)	(142,745)

INCREASE IN CASH	109,864	9,984	5,514
CASH, BEGINNING OF YEAR	74,796	64,812	59,298

CASH, END OF YEAR	184,660	74,796	64,812

See accompanying notes to the consolidated financial statements.

Notes to consolidated financial statements

Years ended December 31

EXPRESSED IN THOUSANDS OF UNITED S TATES DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF DOLLARS UNLESS OTHERWISE INDICATED

NOTE1 SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

PetroKazakhstan Inc. (“PetroKazakhstan” or the “Corporation”) formerly known as Hurricane Hydrocarbons Ltd. is an independent integrated oil and gas corporation, operating in the Republic of Kazakhstan, engaged in the acquisition, exploration, development and production of oil and gas, refining of oil, and the sale of oil and oil products.

The consolidated financial statements of PetroKazakhstan have been pre p a red in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and include the accounts of the Corporation, which is incorporated under the laws of Alberta, together with the accounts of its subsidiaries which are incorporated under the laws of Canada, Cyprus, England, the Netherlands, British Virgin Islands and Kazakhstan. Intercompany transactions are eliminated upon consolidation.

On August 28, 1996, the Corporation entered into a Share Sale-Purchase Agreement with the Republic of Kazakhstan for the purchase of 100% of the issued common shares of Yuzhneftegas, a state owned joint stock Company, later renamed to OJSC Hurricane Kumkol Munai and then to PetroKazakhstan Kumkol Resources (PKKR), operating in the South Turgai Basin, located in South Central Kazakhstan.

On March 31, 2000, the Corporation acquired 88.4% of the common shares of OJSC Shymkentnefteorgsyntez (Shymkent), later renamed to OJSC Hurricane Oil Products and then to PetroKazakhstan Oil Products (PKOP). The Corporation acquired an additional 8.3% of the common shares of PKOP over the following period ending December 31, 2003 and has a 96.7% interest in PKOP as at that date. PKOP owns and operates an oil refinery located in Shymkent, a city in South Central Kazakhstan.

These consolidated financial statements are prepared in accordance with Canadian GAAP and have been reconciled to U.S. GAAP in Note 21.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are subject to measurement uncertainty. Actual results could differ from and affect the results reported in these consolidated financial statements.

With respect to accounting for oil and gas properties, amounts recorded for depreciation, depletion, future site restoration and amounts used for ceiling test calculations, are based on estimates of oil and natural gas reserves. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on the consolidated financial statements of future periods could be material.

Joint ventures

As more fully explained in Note 4, certain of PetroKazakhstan’s activities are conducted jointly with others through incorporated joint ventures. Accordingly, these consolidated financial statements reflect PetroKazakhstan’s proportionate interest in such activities.

Foreign currency translation

Foreign currency amounts, including those of foreign subsidiaries, are translated in United States $’s using the temporal method as follows:

(a)	Monetary assets and liabilities – at the rate of exchange in effect at year end;
(b)	Non-monetary assets and liabilities – at historical rates; and
(c)	Revenues and expenses – at the average exchange rates during the period, except for provisions for depletion and depreciation, which are translated on the same basis as the related assets.

Gains or losses resulting from such translations are charged to operations.

Cash

Cash may include term deposits with original maturity terms not exceeding 90 days.

Inventory

Crude oil and oil products are recorded at the lower of average cost and net realizable value. Materials and supplies are recorded at the lower of average cost and replacement cost. Cost comprises direct materials and, where applicable, direct labour costs and those overheads, which have been incurred in bringing the inventories to their present location and condition. Net realizable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Deferred charges

Costs related to the issuance of long-term debt are deferred and amortized over the term of the respective debt instrument on a straight-line basis.

Property, plant and equipment

a) Petroleum and natural gas properties

PetroKazakhstan follows the full cost method of accounting for oil and gas operations whereby all acquisition, exploration and development expenditures are capitalized. Capitalized expenditures include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells, gathering and production facilities and equipment and overhead expenses related to exploration and development activities. Interest is capitalized during the development phase of large capital projects until operations or production commences. Proceeds from sales of oil and gas properties are recorded as reductions of capitalized costs, unless the cost centre’s depreciation and depletion rate would change by a factor of 20% or more, whereupon gains or losses are recognized as income. Maintenance and repair costs are expensed as incurred, while improvements and major renovations to assets are capitalized.

Costs accumulated within each cost centre are depreciated and depleted using the unit-of-production method based upon estimated proved developed reserves before royalties. Significant development projects and expenditures on exploration properties are excluded from the depletion calculation prior to assessment of the existence of proved reserves. Costs for unproved properties and significant developments are evaluated periodically for impairment.

Capitalized costs are subject to a cost recovery test (the “ceiling test”). Under this test, costs accumulated are limited to the estimate of future undiscounted net revenues from production of estimated proved reserves at prices and costs in effect at the year end, plus the cost of major developments and unproved developed properties less any impairment of such costs, and less estimated future interest expense, administrative costs, future site restoration costs and income taxes attributable to those operations. If the net carrying cost exceeds the ultimate recoverable amount as computed under the test, a write down is recorded.

b) Refining

Maintenance and repairs, including minor renewals and improvements are charged to income as incurred. The cost of major renovations and improvements, which increase useful lives, are capitalized. Direct costs incurred in the construction of fixed assets, including labour, materials and supplies are capitalized.

Depreciation is calculated using the straight-line method based upon the following estimated useful lives:

Buildings, warehouses and storage facilities	10 – 20 years
Process machinery and equipment	5 – 20 years
Transport equipment	5 – 30 years
Other tangible fixed assets	3 – 15 years

Site restoration

Estimated future site restoration costs are provided for on the unit-of-production basis. Costs are based on engineering estimates of the anticipated method and extent of site restoration, in accordance with current legislation, industry practices and costs. Site restoration expenditures are charged to accumulated provision as incurred. Provision is being made for site restoration costs, where they are probable and can be reasonably estimated.

Revenue recognition

Sales of petroleum and refined products are recorded in the period in which the title to the petroleum or refined product transfers to the customer. Produced but unsold products are recorded as inventory until sold. In the case of FCA sales, title to the crude oil passes at the point of loading. The Corporation records revenue based on a provisional Brent price at the time of delivery, then marks to market at month end to reflect increases or decreases in prevailing Brent prices and adjusts the final price, if necessary, at the bill of lading date according to the contract terms.

Derivative commodity instruments

The Corporation utilizes derivative instruments to manage the Corporation’s exposure to fluctuations in the price of crude oil as described in Note 17.

Hedge accounting is used when there is a high degree of correlation between movements in the fair value of the derivative instrument and the item designated as being hedged. Gains and losses are recorded in the same period as the hedged item and are recorded in the same manner as the hedged item in the Consolidated Statement of Income. If correlation ceases, hedge accounting is terminated and changes in the market value of the derivative instruments are recognized in the period of change.

Stock-based compensation

The Corporation has a stock option plan as described in Note 14. The Corporation recognizes compensation expense using the fair value of the equity instrument granted.

Income taxes

Income taxes are calculated using the liability method of tax accounting. Under this method, future income tax assets and liabilities are computed based on temporary differences between the tax basis and carrying amount on the balance sheet for assets and liabilities. Future income tax assets and liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Comparative figures

The presentation of certain amounts for previous years has been changed to conform with the presentation adopted for the current year.

NOTE 2 CHANGES IN ACCOUNTING STANDARDS

Effective January1, 2002 the Corporation adopted the recommendations of the Canadian Institute of Chartered Accountants regarding stock based compensation. The Canadian Institute of Chartered Accountants revised their recommendations and effective January 1, 2004 recognition of compensation expense using the fair value of the equity instrument granted is required. The Corporation has adopted this recommendation on a prospective basis, effective January 1, 2003 as provided under the transitional provisions. Accordingly, the Corporation has recognized compensation expense for all common stock options granted to employees and non-executive directors on or after January 1, 2003 using the estimated fair value. The Corporation has recorded compensation expense of $1.2 million in general and administrative expenses within the consolidated statements of income and retained earnings for the year ended December 31, 2003 with a corresponding increase in contributed surplus within shareholder’s equity. Compensation expense for options granted on or after January 1, 2003 is recognized as compensation expense over the vesting period of the respective options. For common share options granted prior to January 1, 2003 the Corporation discloses the pro forma impact on net income and net income per share as if the estimated fair value of common stock options granted had been recognized as an expense.

Effective January 1, 2002 the Corporation adopted the amended recommendation of the Canadian Institute of Chartered Accountants with respect to accounting for foreign currency translation. All exchange gains and losses on long-term monetary items that do not qualify for hedge accounting are recognized in income. As at December 31, 2003 the adoption of this amended standard has no impact on the consolidated financial statements.

NOTE 3 SEGMENTED INFORMATION

Following the acquisition of PKOP in 2000, the Corporation became an integrated oil and gas company. All of the commercial activity of the Corporation is concentrated in the Republic of Kazakhstan in Central Asia.

On a primary basis, the business segments are:

•	Upstream comprising the exploration, development and production of crude oil and natural gas.
•	Downstream comprising the refining and marketing of refined products and the management of the marketing of crude oil.

The accounting policies of the operating segments are the same as those described in Note 1. Identifiable assets are those used in the operation of the segment.

The consolidated income tax impact of non-deductible interest expense of $2.6 million for the year ended December 31, 2003 ($7.5 million – 2002 and $3.2 million – 2001) has been allocated to Corporate.

Year ended December 31, 2003	Upstream	Downstream	Corporate	Eliminations	Consolidated

REVENUE
Crude oil	729,607	–	–	(108,481)	621,126
Refined products	77,618	441,200	–	(37,492)	481,326
Service fee	9,086	2,191	255	–	11,532
Interest income	936	416	1,988	–	3,340

	817,247	443,807	2,243	(145,973)	1,117,324

EXPENSES
Production	65,516	–	–	–	65,516
Royalties and taxes	80,046	2,249	–	–	82,295
Transportation	223,000	1,987	–	–	224,987
Refining	–	15,539	–	–	15,539
Crude oil and refined product purchases	55,467	146,966	–	(145,973)	56,460
Selling	10,508	16,032	–	–	26,540
General and administrative	32,721	20,285	5,483	–	58,489
Interest and financing costs	24,226	2,576	8,777	–	35,579
Depletion and depreciation	62,954	18,849	182	–	81,985
Foreign exchange loss (gain)	2,632	(9,863)	1,898	–	(5,333)

	557,070	214,620	16,340	(145,973)	642,057

INCOME (LOSS) BEFORE INCOME TAXES	260,177	229,187	(14,097)	–	475,267

INCOME TAXES
Current provision	108,350	52,670	4,359	–	165,379
Future income tax	(25,900)	15,962	–	–	(9,938)

	82,450	68,632	4,359	–	155,441
NON-CONTROLLING INTEREST	–	2,338	–	–	2,338

NET INCOME (LOSS)	177,727	158,217	(18,456)	–	317,488

There were no sales to an individual customer in excess of 10% of consolidated revenue.

Revenue eliminations are intersegment revenue.

Year ended December 31, 2003	Export	Domestic	Consolidated

Crude oil	596,673	24,453	621,126
Refined products	113,700	367,626	481,326

As at December 31, 2003	Upstream	Downstream	Corporate	Consolidated

Total assets	721,859	157,474	146,286	1,025,619
Total liabilities	387,087	45,383	2,063	434,533
Capital expenditures for the year	183,134	19,070	1,009	203,213

Year ended December 31, 2002	Upstream	Downstream	Corporate	Eliminations	Consolidated

REVENUE
Crude oil	566,033	–	–	(84,919)	481,114
Refined products	97,761	266,420	–	(31,542)	332,639
Service fee	5,610	3,423	613	–	9,646
Interest income	282	217	1,452	–	1,951

	669,686	270,060	2,065	(116,461)	825,350

EXPENSES
Production	60,596	–	–	–	60,596
Royalties and taxes	61,400	7,314	–	–	68,714
Transportation	163,791	10	–	–	163,801
Refining	–	21,721	–	–	21,721
Crude oil and refined product purchases	68,758	121,030	–	(116,461)	73,327
Selling	6,815	16,438	–	–	23,253
General and administrative	37,093	17,216	4,570	–	58,879
Interest and financing costs	9,023	1,514	24,936	–	35,473
Depletion and depreciation	31,647	13,347	94	–	45,088
Foreign exchange loss	1,024	995	214	–	2,233

	440,147	199,585	29,814	(116,461)	553,085

INCOME BEFORE UNUSUAL ITEMS	229,539	70,475	(27,749)	–	272,265

Arbitration settlement	7,134	–	–	–	7,134
INCOME (LOSS) BEFORE
INCOME TAXES	222,405	70475	(27,749)	–	265,131

INCOME TAXES
Current provision	64,500	26,463	9,845	–	100,808
Future income tax	7,737	(8,050)	–	–	(313)

	72,237	18,413	9,845	–	100,495
NON-CONTROLLING INTEREST	–	2,068	–	–	2,068

NET INCOME (LOSS)	150,168	49,994	(37,594)	–	162,568

Included in Upstream crude oil revenue are sales to one customer in the amount of $103.0 million.

Year ended December 31, 2002	Export	Domestic	Consolidated

Crude oil	445,290	35,824	481,114
Refined products	53,711	278,928	332,639

As at December 31, 2002	Upstream	Downstream	Corporate	Consolidated

Total assets	493,920	169,071	33,737	696,728
Total liabilities	148,247	36,859	228,242	413,348
Capital expenditures for the year	131,875	8,227	–	140,102

Year ended December 31, 2001	Upstream	Downstream	Corporate	Eliminations	Consolidated

REVENUE
Crude oil	420,631	2,034	–	(169,684)	252,981
Refined products	15,656	327,346	–	(14,044)	328,958
Service fee	7,154	11,029	448	–	18,631
Interest income	1,972	400	114	-	2,486

	445,413	340,809	562	(183,728)	603,056

EXPENSES
Production	41,231	–	–	–	41,231
Royalties and taxes	41,023	–	–	–	41,023
Transportation	50,237	–	–	–	50,237
Refining	–	20,562	–	–	20,562
Crude oil and refined product purchases	14,044	248,472	–	(183,728)	78,788
Selling	5,621	13,656	–	–	19,277
General and administrative	28,024	17,906	5,564	–	51,494
Interest and financing costs	7,815	1,029	10,686	–	19,530
Depletion and depreciation	24,116	9,764	374	–	34,254
Foreign exchange loss (gain)	342	1,478	(367)	–	1,453

	212,453	312,867	16,257	(183,728)	357,849

INCOME BEFORE UNUSUAL ITEMS	232,960	27,942	(15,695)	–	245,207

Defence costs related to
potential takeover	–	–	5,546	–	5,546
INCOME (LOSS) BEFORE
INCOME TAXES	232,960	27,942	(21,241)	–	239,661

INCOME TAXES
Current provision	57,590	16,299	5,790	–	79,679
Future income tax	(4,877)	(6,408)	–	–	(11,285)

	52,713	9,891	5,790	–	68,394
NON-CONTROLLING INTEREST	–	1,927	–	–	1,927

NET INCOME (LOSS)	180,247	16,124	(27,031)	–	169,340

Included in Upstream crude oil revenue are sales to one customer in the amount of $99.5 million.

Year ended December 31, 2001	Export	Domestic	Consolidated

Crude oil	225,938	27,043	252,981
Refined products	46,771	282,187	328,958

NOTE 4 JOINT VENTURES

The Corporation has the following interests in two joint ventures:

a)	a 50% equity shareholding with equivalent voting power in Turgai Petroleum CJSC (Turgai), which operates the northern part of the Kumkol field in Kazakhstan.

b)	a 50% equity shareholding with equivalent voting power in LLP Kazgermunai (Kazgermunai), which operates three oil fields in Kazakhstan: Akshabulak, Nurali and Aksai. Kazgermunai is restricted from paying dividends until all outstanding loans have been repaid in full. The long-term debt is non-recourse to the Corporation (as more fully disclosed in Note 13).

The Corporation’s interests in these joint ventures have been accounted for using the proportionate consolidation method. Under this method, the Corporation’s balance sheets, statements of income, retained earnings and deficit and cash flow include the Corporation’s share of income, expenses, assets, liabilities and cash flows of these joint ventures.

The following amounts are included in the Corporation’s consolidated financial statements as a result of the proportionate consolidation of its joint ventures and before consolidation eliminations:

Year ended December 31, 2003	Turgai	Kazgermunai	Total

Cash	8,370	10,432	18,802
Current assets, excluding cash	26,890	32,875	59,765
Property, plant and equipment	82,682	66,397	149,079
Current liabilities	76,533	11,260	87,793
Long-term debt	–	37,743	37,743

Revenue	118,167	111,860	230,027
Expenses	81,623	76,675	158,298
Net income	36,544	35,185	71,729

Cash flow from operating activities	58,566	39,089	97,655
Cash flow used in financing activities	–	(9,317)	(9,317)
Cash flow used in investing activities	(50,503)	(22,193)	(72,696)

The revenue for the year ended December 31, 2003 includes $35.9 million of crude oil sales made by Turgai to Downstream and $2.5 million of crude oil sales made by Turgai to Upstream. These amounts were eliminated on consolidation.

The revenue for the year ended December 31, 2003 includes $0.5 million of crude oil sales made by Kazgermunai to Upstream and no crude oil sales to Downstream. This amount was eliminated on consolidation.

Year ended December 31, 2002	Turgai	Kazgermunai	Total

Cash	307	2,854	3,161
Current assets, excluding cash	14,248	14,743	28,991
Property, plant and equipment	41,602	58,853	100,455
Current liabilities	24,909	4,798	29,707
Long-term debt	–	45,231	45,231

Revenue	72,938	48,284	121,222
Expenses	47,241	37,431	84,672
Net income	25,697	10,853	36,550

Cash flow from operating activities	25,420	19,264	44,684
Cash flow used in financing activities	–	(15,837)	(15,837)
Cash flow used in investing activities	(26,613)	(12,089)	(38,702)

Revenue for the year ended December 31, 2002 includes $55.0 million of crude oil sales made by Turgai and $6.3 million of crude oil sales made by Kazgermunai to Downstream. These amounts were eliminated on consolidation.

Year ended December 31, 2001	Turgai	Kazgermunai	Total

Cash	1,500	11,516	13,016
Current assets, excluding cash	7,426	12,728	20,154
Property, plant and equipment	19,394	55,031	74,425
Current liabilities	16,899	5,598	22,497
Long-term debt	–	61,068	61,068

Revenue	67,819	49,803	117,622
Expenses	31,758	39,092	70,850
Net income	36,061	10,711	46,772

Cash flow from operating activities	43,748	18,227	61,975
Cash flow used in financing activities	(50,000)	(20,980)	(70,980)
Cash flow used in investing activities	(13,330)	(4,386)	(17,716)

Revenue for the year ended December 31, 2001 includes $52.9 million of crude oil sales made by Turgai and $2.6 million of crude oil sales made by Kazgermunai to Downstream. These amounts were eliminated on consolidation.

NOTE 5 CASH

As at December 31, 2002, cash included $5.7 million of cash dedicated to a margin account for the Corporation’s hedging program, which was released on January 2, 2003, when PKKR entered into a new facility agreement (Note 13).

NOTE 6 ACOUNTS RECEIVABLE

Accounts receivable consist of the following:

	2003	2002

Trade	78,330	61,085
Value added tax recoverable	14,816	1,718
Due from Turgai	37,231	17,357
Other	19,916	12,271

	150,293	92,431

NOTE 7 INVENTORY

Inventory consists of the following:

	2003	2002

Refined products	6,626	6,458
Crude oil purchased	–	7,413
Crude oil produced	12,502	7,837
Materials and supplies	17,792	18,821

	36,920	40,529

NOTE 8 PREPAID EXPENSES

Prepaid expenses consist of the following:

	2003	2002

Advances for services and equipment	10,930	23,722
Prepayment of transportation for crude oil sales	30,422	17,210
Prepayment for pipeline tariff	3,549	3,662

	44,901	44,594

NOTE 9 RESTRICTED CASH

Restricted cash includes $10.5 million of cash dedicated to a debt service reserve account for the Corporation’s term facility (nil as at December 31, 2002). This cash is not available for general corporate purposes until the term facility is repaid in full (Note 13).

Restricted cash balance as at December 31, 2003 includes $25.0 million of cash dedicated to a margin account for the hedging program (Note 17).

NOTE 10 PROPERTY, PLANT AND EQUIPMENT

		Accumulated
		Depletion and	Net Book
	Cost	Depreciation	Value

2003
Oil and gas	703,540	362,054	341,486
Refining	154,401	44,483	109,918
Transportation	73,666	4,087	69,579

	931,607	410,624	520,983
Other	9,365	3,212	6,153

	940,972	413,836	527,136

2002
Oil and gas	569,050	305,568	263,482
Refining	138,532	27,706	110,826
Transportation	27,060	–	27,060

	734,642	333,274	401,368
Other	7,108	2,997	4,111

	741,750	336,271	405,479

Excluded from the depletable base of oil and gas properties are undeveloped properties of $17.0 million (December 31, 2002 – $17.0 million) and work in progress of $29.1 million (December 31, 2002 – $50.4 million). During the year ended December 31, 2003, $0.4 million of interest was capitalized ($0.3 in 2002).

NOTE 11 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	2003	2002

Trade	66,115	67,167
Royalties	16,133	15,929
Income taxes	–	4,729
Other	6,174	2,697

	88,422	90,522

NOTE 12 SHORT-TERM DEBT

	2003	2002

Working capital facilities	–	3,268
Current portion of term facility	35,692	–
Current portion of term loans	2,039	2,039
Joint venture loan payable	11,000	11,000
PKOP bonds	24,494	–

	73,225	16,307

The Corporation has four working capital facilities available totaling $72 million, that are revolving, three of the facilities are unsecured with one of the facilities secured by a mortgage on our office building in Almaty and the facilities have interest rates ranging from LIBOR plus 3.5% per annum to 14% per annum.

NOTE 13 LONG-TERM DEBT

Long-term debt is represented by:

	2003	2002

Term facility	71,384	–
9.625% bonds	125,000	–
12% Notes	–	208,210
Kazgermunai debt	37,743	45,231
Term loans	12,528	15,194
PKOP bonds	–	13,162

	246,655	281,797

Term facility

On January 2, 2003, PKKR entered into a $225.0 million term facility secured by crude oil export contracts This facility is repayable in 42 equal monthly installments commencing July 2003. The facility bears interest at rate of LIBOR plus 3.25% per annum. PKKR has drawn $190.0 million under this facility and has chosen not to utilize the remainder. PKKR has the right to repay the facility prior to its maturity, under certain terms and conditions and is required to make mandatory prepayments when the price of crude oil exceeds $24 Brent for the preceding month. As at December 31, 2003, PKKR has repaid principal in the amount of $82.9 million, representing $50.0 million early repayment, $8.8 million of mandatory prepayments and $24.1 million representing monthly installment repayments. When mandatory prepayments are made, monthly installments are recalculated taking into account the prepayment. The mandatory prepayments also form a cumulative prepayment credit, which may, at the option of the Corporation, be used to reduce the amount of a required monthly installment by up to 65% in the event that average Brent oil prices fall below $17.0 for the preceding month.

The estimated prepayment amount for 2004, using forward Brent prices and minimum assigned volumes $14.0 million. This amount has not been classified as current in the balance sheet because actual Brent crude oil prices may differ significantly from forward Brent.

As a guarantor of the facility, the Corporation must comply with certain covenants including a limitation as to total debt and certain other financial covenants. The Corporation must also maintain a minimum cash balance of $40.0 million, of which an amount equal to 3 months principal and interest payments must be maintained a security deposit account (see Note 9).

PKKR is required to hedge 450,000 bbls of crude oil production per month for 2004 with a minimum price of $17.0 per bbl. As PKKR has not drawn the full amount of the facility, the hedged volumes have been reduce to 372,500 bbls of crude oil per month for 2004.

As of December 31, 2003, the Corporation is in compliance with all covenants under the facility agreement.

Included in deferred charges as at December 31, 2003 are $2.8 million of issue costs related to the term facility, which will be amortized over the term of the facility.

9.625% Notes

On February 12, 2003, PetroKazakhstan Finance B.V., a wholly owned subsidiary of PKKR issued U.S.$125.0 million 9.625% Notes due February 12, 2010. The Notes are unsecured, unconditionally guaranteed by the Corporation, PKKR and PKOP, and were issued at a price of 98.389% of par value. Each of the guarantors has agreed to certain covenants, including limitations on indebtedness, restrictions on payments of dividends, repurchase all or any part of the Notes at the holders’ discretion in the case of the occurrence of a change of control.

Issue costs of $1.8 million and the discount on the sale of the Notes of $2.0 million are recorded as deferred charges and will be amortized over the term of the Notes.

12% Notes

The Corporation declared a special dividend of C$4.00 per share to the shareholders of record as of August 2, 2001 in the form of $208,610,000, 12% Notes issued on August 3, due in 2006. These Notes were unsecured, bore interest at the rate of 12% per annum payable semi-annually on August 3 and February 3 and matured on August 4, 2006. The Notes were redeemable at the Corporation’s option in whole or in part on the interest payment dates at 102% up to and including February 3, 2003, at 101% up to and including February 3, 2004 and at 100% thereafter. Each holder of the Notes had the right, upon the occurrence of a change in control, to require the Company to repurchase all or any part (equal to $10,000 or an integral multiple thereof) of the Notes at a price of 101% of the aggregate principal plus accrued and unpaid interest.

Upon issuance, the Corporation paid fractional interests and withholding taxes of $31.8 million in cash and retained a corresponding amount of the Notes. The Corporation repurchased $0.9 million of these Notes on the market in 2001 and subsequently sold all of the Notes except for $0.4 million of the Notes, which were cancelled.

On February 3, 2003 the Corporation redeemed all $208.2 million of its outstanding 12% Notes. The Notes were redeemed for an aggregate redemption price of $212.4 million, representing 102% of the principal amount of the Notes, plus accrued and unpaid interest of $12.5 million, for a total of $224.9 million.

The unamortized issue costs related to the Notes of $1.4 million as at December 31, 2002 ($1.8 million as at December 31, 2001), and the discount on sale of Notes of $1.1 million as at December 31, 2002 ($0.9 million as at December 31, 2001) were recorded as deferred charges and were being amortized over the term of the Notes. These amounts were expensed upon redemption .

Kazgermunai debt

The Kazgermunai debt is non-recourse to the Corporation. The amounts set out below re p resent 50% of Kazgermunai’s total debt, which has been included in the consolidated financial statements on a proportionate consolidation basis (see Note 4).

	2003	2002

Kazgermunai senior debt	–	9,072
Kazgermunai subordinated debt	25,057	24,000
Loan from Government of Kazakhstan	12,686	12,159

	37,743	45,231

Kazgermunai senior debt

The senior debt bore interest at LIBOR plus 3% and was unsecured. Accrued interest was added to the principal on a semi-annual basis.

Amounts repaid	2003	2002

Principal repaid	5,224	17,506
Interest repaid	3,848	1,347

	9,072	18,853

NOTE 14 SHARE CAPITA L

Authorized share capital consists of an unlimited number of Class A common shares, and an unlimited number of Class A redeemable preferred shares, issuable in series.

Issued Class A common shares:

	December 31, 2003		December 31, 2002
	Number	Amount	Number	Amount

Balance, beginning of year	78,956,875	193,723	80,103,784	198,506
Shares repurchased and cancelled pursuant to normal course issuer bid (a)	(1,477,400)	(3,616)	(2,531,870)	(6,199)
Stock options exercised for cash	411,275	1,608	1,267,525	1,314
Corresponding convertible securities, converted (b)	29,476	(20)	125,756	113
Cancelled shares (c)	–	–	(8,320)	(11)

Balance, end of year	77,920,226	191,695	78,956,875	193,723

(a)
During 2002, the Corporation adopted a normal course issuer bid to repurchase, for cancellation, up to 5,253,238 common shares during the period from August 7, 2002 to August 6, 2003. This repurchase program, which was renewed on August 5, 2003, allows the Corporation to repurchase for cancellation, up to 5,775,028 common shares during the period from August 7, 2003 to August 6, 2004. As at December 31, 2002, the Corporation had purchased and cancelled 2,531,870 shares at an average price of C$14.57 per s h a re. The Corporation purchased and cancelled an additional 1,477,400 at an average price of C$14.69 per share during the year ended December 31, 2003. The excess of cost over the book value for the shares purchased was applied to retained earnings.

(b)	On March 31, 2000, also in connection with the acquisition of PKOP, the Corporation issued corresponding convertible securities as follows:

Options to purchase 1,105,753 common shares of the Corporation at prices and terms which are identical to those options outstanding at March 31, 2000, but in each case the number of options equals 41.16% of the outstanding options. This percentage was changed to 40.80% of the outstanding options granted prior to March 31, 2000. As at December 31, 2003 there were 36,717 outstanding corresponding convertible securities (66,193 – as at December 31, 2002).

(c)	The Corporation cancelled 8,320 shares in 2002 to correct the number of shares issued on the exercise of stock options in 2001. The Corporation cancelled 153,657 of the shares issued for the acquisition of PKOP in 2001 to correct an error made upon issuance.

(d)
The Corporation maintains an incentive stock option plan (“plan”) under which directors, officers and key personnel may be granted options to purchase class A common shares of the Corporation. The Corporation has reserved 8,076,050 class A common shares for issuance upon the exercise of options granted under the terms of the plan (2002 – 8,076,050). The Board of Directors determines the exercise price of each option, provided that no option shall be granted with an exercise price at a discount to market. The vesting periods established under the Corporation’s stock option plan and the term of the options are set by the board of directors, subject to a maximum term for any option of 10 years. Granted options have a vesting period of 3-5 years, except for options granted to non-executive directors, which vest immediately.

Kazgermunai subordinated debt

The subordinated debt bears interest at LIBOR plus 3% and is unsecured. Accrued interest is added to the principal on a semi-annual basis. Repayment of the debt may begin after full repayment of the senior debt.

Loan from Government of Kazakhstan

The loan from the Government of Kazakhstan relates to exploration and development work performed by PKKR on the Akshabulak, Nurali and Aksai fields prior to the formation of Kazgermunai. The loan bears interest at LIBOR plus 3% and is unsecured. Accrued interest is added to the principal on a semi-annual basis. Repayment of the debt will be in proportion to repayment of the subordinated debt.

Kazgermunai is restricted from paying dividends until all outstanding loans have been repaid in full.

Term loans

PKKR has obtained secured term loans guaranteed by Export Credit Agencies for certain equipment related to the KAM pipeline and the Gas Utilization Facility. The loans are secured by the equipment purchased, bear interest at LIBOR plus 4% per annum, are repayable in equal semi-annual installments and have final maturity dates ranging from five to seven years.

PKOP bonds

On February 16, 2001 PKOP registered 250,000 unsecured bonds (par value $100) in the amount of $25.0 million with the National Securities Commission of the Republic of Kazakhstan (the “PKOP bonds”). The PKOP bonds have a three-year maturity, are due on February 26, 2004 and bear a coupon rate of 10% per annum. The PKOP bonds are listed on the Kazakh Stock Exchange.

As at December 31, 2002, 134,800 bonds had been issued for consideration of $13.2 million. On February 13, 2003, PKOP issued the remaining 115,200 Bonds for consideration of $11.3 million.

The PKOP bonds contain certain covenants including a limitation on indebtedness.

Repayment

Principal repayments due for each of the next five years and in total are as follows:

							Less
							amounts
							included in	Total
							short-term	long-term
	2004	2005	2006	2007	2008	Thereafter	debt	debt

9.625% Notes	–	–	–	–	–	125,000	–	125,000
Term facility	35,692	35,692	35,692	–	–	–	(35,692)	71,384
Kazgermunai	–	–	–	–	–	37,743	–	37,743
Term loans	2,039	2,665	2,665	2,271	1,878	3,049	(2,039)	12,528

	37,731	38,357	38,357	2,271	1,878	165,792	(37,731)	246,655

The Kazgermunai debt does not have fixed repayment terms.

Interest Expense

	2003	2002	2001

Interest on long-term debt	23,375	29,897	15,870
Interest on short-term debt	12,204	5,576	3,660

	35,579	35,473	19,530

A summary of the status of the Corporation’s stock option plan as of December 31, 2003 and the changes during the year ended December 31, 2003 and year ended December 31, 2002 is presented below (expressed in Canadian dollars):

		Weighted Average
	Options	Exercise Price

Outstanding at December 31, 2000	4,685,705	3.15
Granted	1,644,243	9.71
Exercised	(446,568)	2.28
Forfeited	(146,500)	7.89

Outstanding at December 31, 2001	5,736,880	3.07
Granted	605,000	14.65
Exercised	(1,393,281)	1.09
Forfeited	(98,463)	6.73

Outstanding at December 31, 2002	4,850,136	5.01
Granted	791,000	25.82
Exercised	(440,751)	3.76
Forfeited	(84,925)	9.27

Outstanding at December 31, 2003	5,115,460	8.17

Options exercisable as at:

December 31, 2002 (as amended)	1,908,798	3.87
December 31, 2003	2,816,683	5.14

The weighted average fair value of the 791,000 options granted during the year ended December 31, 2003 was $6.2 million.

All stock options outstanding as of August 3, 2001 were re-priced in connection with the special dividend that was issued by the Corporation. The exercise price was reduced by C$3.78 per share. Certain options had exercise prices less than C$3.78.

Outstanding Options	Exercisable Options

		Weighted
		Average	Weighted		Weighted
Range of	Number of	Remaining	Average	Number	Average
Exercise Price	Options	Contractual Life	Exercise Price	of Options	Exercise Price

			(C $)		(C $	)
As at December 31, 2003
0 to 2.5	2,426,717	1.24	0.65	1,691,518	0.45
2.5 to 7.5	217,500	2.15	5.58	98,750	5.24
7.5 to 12.5	1,137,493	2.60	9.35	699,915	9.41
12.5 to 17.5	559,750	3.95	14.70	186,500	14.65
17.5 to 28.64	774,000	4.93	26.04	140,000	27.79

	5,115,460	2.44	8.17	2,816,683	5.14

The pro forma net income per share had we recognized compensation expense using the fair value of common stock options granted for all stock options outstanding prior to January 1, 2003 follows:

	2003	2002	2001

Net income
As reported	317,488	162,568	169,340
Proforma	315,300	160,038	165,693
Basic net income per share
As reported	4.06	2.01	2.12
Proforma	4.03	1.98	2.08
Diluted net income per share
As reported	3.91	1.93	2.02
Proforma	3.88	1.90	1.98

The estimated fair value of the stock options issued were determined using the Black-Scholes option pricing model with the following assumptions:

	2003	2002	2001

Risk-free interest rate	3.91%	3.96%	4.69%
Expected option life	5 years	5 years	5 years
Expected volatility in the price of the Corporation’s common shares	38%	68%	66%
Expected dividends	–	–	–
Weighted average fair value of options granted during the year	$7.82	$5.73	$3.63

(e)
On March 26, 1997, the Corporation issued C$110.0 million (U.S.$80.0 million) of Special Warrants under a Special Warrant Indenture (the “Indenture”). The Corporation reached an agreement with the Series 5 warrant holders to redeem 4,943,020 of the outstanding Series 5 warrants on February 23, 2001 at C$2.90 per warrant for a total consideration of $9.4 million. $1.8 million was recorded as a reduction of share capital based upon the average cost of each warrant at issuance, and the remaining $7.6 million was recorded as an increase in the Corporation’s deficit. On February 23, 2001, 2,200 Series 5 warrants were exercised and as at December 31, 2001 there were no outstanding Series 5 warrants. Simultaneously, the corresponding convertible securities associated with the Series 5 warrants were redeemed under the same terms as the Series 5 warrants at C$2.90 per corresponding convertible security for the total consideration of $3.9 million. On February 23, 2001, 906 of these corresponding convertible securities were exercised and as at December 31, 2001 there were no outstanding corresponding convertible securities associated with the Series 5 warrants.

NOTE 15 INCOME TAXES

The Corporation and its subsidiaries are required to file tax returns in each of the jurisdictions in which they operate. The primary operating jurisdiction is Kazakhstan with substantially all income earned in Kazakhstan.

The provision for income taxes differs from the results, which would have been obtained by applying the statutory tax rate of 30% to PetroKazakhstan’s income before income taxes. This difference results from the following items:

	2003	2002	2001

Statutory Kazakhstan income tax rate	30%	30%	30%
Expected tax expense	142,580	79,539	71,898
Non-deductible amounts, net	10,141	16,230	7,619
Higher tax rate for Kazgermunai	2,720	–	–
Lower tax rate for South Kumkol field	–	–	(2,338)
Reversal of lower tax rate for South Kumkol field	–	4,726	–
Income tax withheld on joint venture dividend	–	–	2,500
Future tax recognized	–	–	(11,285)

Income tax expense	155,441	100,495	68,394

The following are the major future income tax assets and liabilities arising from temporary differences between the carrying values and tax basis of the following assets and liabilities:

	2003	2002

Future income tax assets:
Fixed assets	22,475	21,331
Provision for doubtful debts	1,515	2,707
Provision for obsolete inventories	1,180	1,096
Provision for royalties	4,831	4,777
Provision for inter-company profit eliminations	9,087	3,390
Other	424	277

Total future income tax assets	39,512	33,578
Less: current portion of future income tax assets	14,697	9,049

Long-term future income tax assets	24,815	24,529

Future income tax liabilities:

Fixed assets	13,012	17,015

The Corporation’s principal subsidiaries, PKKR and PKOP, and the Corporation’s other subsidiaries and joint ventures operating in Kazakhstan are separate taxpayers under Kazakhstani tax legislation.

Taxes are payable in Kazakhstan based on financial statements prepared in accordance with the laws of Kazakhstan rather than financial statements prepared in accordance with GAAP in Canada. The majority of the differences between the two sets of financial statements are temporary differences where an expense or revenue item is recorded for Canadian GAAP purposes in a diff e rent period than allowed under Kazakhstani law. The provision for Kazakhstani income taxes has been calculated by applying the Kazakhstani statutory tax rate of 30% to the income of PetroKazakhstan’s Kazakhstan subsidiaries.

NOTE 16 NET INCOME PER SHARE

The income per share calculations are based on the weighted average and diluted numbers of Class A common shares outstanding during the period as follows:

	2003	2002	2001

Weighted average number of common shares outstanding	78,149,904	80,853,597	79,807,038
Dilution from options (including convertible securities)	3,142,302	3,346,939	3,842,122

Diluted number of shares outstanding	81,292,206	84,200,536	83,649,160

774,000 options were excluded from the calculation of diluted number of shares outstanding for the year ended December 31, 2003, as the exercise price was in excess of the average market price for the year. No options w e re excluded from the calculation of diluted number of shares outstanding for the years ended December 31, 2002 and 2001.

NOTE 17 FINANCIAL INSTRUMENTS

The nature of the Corporation’s operations and issuance of long-term debt exposes the Corporation to fluctuations in commodity prices, foreign currency exchange rates, interest rates and credit risk. The Corporation recognizes these risks and manages operating in a manner such that exposure to these risks is minimized to the extent practical.

The Corporation’s financial instruments include cash, accounts receivable, all current liabilities and long-term debt. The fair value of cash, accounts receivable and current liabilities approximates their carrying amounts due to the short-term maturity of these instruments. The fair value of the term facility, Kazgermunai debt and the term loans approximates their carrying value as they bear interest at market rates. The fair value of the 9.625% Notes is $142.5 million versus the carrying value of $125.0 million as at December 31, 2003 as determined through reference to the market price.

a) Commodity price risk

The Corporation has entered into a commodity-hedging program where it is utilizing derivative instruments to manage the Corporation’s exposure to fluctuations in the price of crude oil. The Corporation has entered into the following contracts with a major financial institution.

			Price Ceiling or
Contract Amount	Contract Period	Contract Type	Contracted Price	Price Floor

(bbls per month)
75,000	January 2004 to December 2004	Zero cost collar	28.00	17.00
75,000	January 2004 to December 2004	Zero cost collar	29.00	17.00
75,000	January 2004 to December 2004	Zero cost collar	29.25	17.00
37,500	January 2004 to December 2004	Zero cost collar	29.60	17.00
110,000	January 2004 to December 2004	Zero cost collar	30.20	18.00
120,000	January 2005 to March 2005	IPE Future	26.30 – 26.52
40,000	April 2005 to June 2005	IPE Future	25.92
458,333	January 2005 to December 2005	IPE Future	25.65 – 25.90

The unrealized loss on these hedges as at December 31, 2003 is $2.8 million.

b) Foreign currency exchange rate risk

Export revenues are denominated in U.S. dollars and domestic sales of refined products and crude oil are made in the Tenge equivalent to U.S. dollars at the time of sale. Substantial portions of the Corporation’s operating costs are denominated in Tenge. The Corporation manages this exposure by operating in a manner that minimizes the need to convert between these currencies.

The Corporation, through its Downstream operations has foreign currency exposure as the tax basis of its assets a re denominated in Tenge. For Upstream, the Corporation has the possibility to revalue the tax basis of its assets using the official annual rate of inflation through the tax stability provisions of its hydrocarbon contracts. There is no significant forward market for the Tenge, there f o re, the Corporation does not hedge this exposure .

c) Interest rate risk

The Corporation manages its interest rate risk through utilizing fixed and floating rate debt to finance its operations. The floating rate debt exposes the Corporation to fluctuations in interest payments due to changes in interest rates.

d) Credit risk

A substantial portion of the Corporation’s accounts receivable are with customers in the energy industry and are subject to normal industry risk. The Corporation’s crude oil sales are sold on credit to purchasers with A rating and all other sales are supported by letters of credit issued by major financial institutions. The Corporation’s sales of refined products are either made on a prepayment basis or supported by letters of credit issued by major financial institutions.

NOTE 18 RELATED PA RTY TRANSACTIONS

The Corporation had the following transactions with its joint ventures.

(mm$)	2003	2002	2001

Crude oil purchased from Turgai	76.8	110.0	105.8
Crude oil purchased from Kazgermunai	1.1	12.6	5.2
Services provided to Turgai	21.0	16.4	5.2

The amounts in the table above re p resent 100% of transactions with the joint ventures. 50% of these amounts were eliminated on consolidation of the Corporation’s 50% interest in joint ventures. The remaining 50% remains in the results of operations.

As at December 31, 2003 the Corporation has a loan receivable from Turgai for $11.0 million, representing 50% of the total balance ($11.0 million as at December 31, 2002 and $6.0 million as at December 31, 2001).

As at December 31, 2003 the Corporation has an account payable to the shareholder of the Turgai joint venture amounting to $16.6 million.

The Kazgermunai senior and subordinated debt is loans provided by the partners holding the remaining 50% of the Kazgermunai joint venture .

NOTE 19 CASH FLOW INFORMATION

Interest and income taxes paid:

	2003	2002	2001

Interest paid	33,988	30,622	7,491
Income taxes paid	173,275	97,903	102,238

Changes in non-cash operating working capital items include:

	2003	2002	2001

(Increase)/decrease in accounts receivable	(57,525)	(40,144)	(16,573)
Decrease/(increase) in inventory	3,609	(10,583)	(9,138)
(Increase)/decrease in prepaid expenses	(306)	(27,275)	(7,089)
(Decrease)/increase in accounts payable and accrued liabilities	(9,470)	44,068	(11,044)
Increase/(decrease) in prepayments for crude oil and refined products	3,111	(3,882)	(4,552)

	(60,581)	(37,816)	(48,396)

Changes in long-term debt includes:

	2003	2002	2001

Proceeds from PKOP bonds	–	–	13,227
Proceeds from term facility	190,000	(16,000)	16,000
Repayment of term facility	(82,923)	–	–
Proceeds for sale of 9.625% notes, net of discount	122,986	–	–
12% Notes repurchased	–	–	(900)
12% Notes sold, net of discount	–	17,195	14,080
Redemption of 12% Notes	(208,210)	–	–
Repayment of Kazgermunai debt	(9,489)	(18,853)	(26,659)
Repayment of Canadian and US notes	–	–	(24,006)

	12,364	(17,658)	(8,258)

Changes in short-term debt includes:

	2003	2002	2001

Proceeds from PKOP bonds	11,332	–	–
Proceeds from term facility	–	40,000	4,000
Repayment of term facility	–	(44,000)	–
Joint venture loan	–	5,000	6,000
Proceeds from working capital facilities	66,079	64,954	41,557
Repayment of working capital facilities	(71,605)	(92,564)	–

	5,806	(26,610)	51,557

During the year ended December 31, 2001, the Corporation entered into a Sale and Purchase Agreement to acquire a 49.9% interest, with equal management rights in a company, which had a 1.75% interest in the CPC pipeline. The first payment of $40.0 million was made on December 28, 2001.

Conditions set out in the Sale and Purchase agreement could not be met by the deadline of June 13, 2002 and the agreement was terminated. The first payment was refunded in full.

NOTE 20 COMMITMENTS AND CONTINGENCIES

Kazakhstani environment

Kazakhstan, as an emerging market, has a legal and regulatory infrastructure that is not as mature and stable as those usually existing in more developed free market economies. As a result, operations carried out in Kazakhstan can involve risks and uncertainties that are not typically associated with those in developed markets.

The instability associated with the ongoing transformation process to a market economy can lead to changes in the business conditions in which the Corporation currently operates. Changes in the political, legal, tax or regulatory environment could adversely impact the Corporation’s operations.

Tax matters

The local and national tax environment in the Republic of Kazakhstan is subject to change and inconsistent application, interpretation and enforcement. Non-compliance with Kazakhstan laws and regulations, as interpreted by the Kazakh authorities, can lead to the imposition of fines, penalties and interest.

In response to the Corporation’s submission, the Minister of Finance initiated the creation of a high–level Working Group between its Officials and the Corporation’s representatives to address and seek resolution of all outstanding tax issues through dialogue and negotiations. On January 22, 2004, the Working Group signed a memorandum that sets out the agreed resolution of all outstanding tax issues. Certain actions, such as amendments to hydrocarbon contracts and issuance of instruction letters must be taken to fully implement the terms of the memorandum. The terms of this memorandum are reflected in the ensuing discussion of the Corporation’s tax matters.

Assessments for 1998 and 1999

The Corporation’s subsidiaries have been engaged in two court cases in Kazakhstan pertaining to disputed tax assessments received for 1998 and 1999.

The first involved PKOP and was for approximately $8.8 million. PKOP has successfully argued its case at the first level of the court system in Kazakhstan and at the Supreme Court level. There is no possibility of further Government appeal and accordingly, no provision has been made in the consolidated financial statements for this assessment.

The second case involved PKKR and was for a total of approximately $10.5 million including taxes, fines, interest and penalties. PKKR was successful at the first level of the court system and was unsuccessful on the majority of the issues at the Supreme Court level. PKKR was unsuccessful in obtaining agreement of the Supervisory Panel of the Supreme Court to hear its appeal on the assessed taxes. The Corporation provided for $2.9 million of the $10.5 million total assessment in the December 31, 2002 consolidated financial statements. PKKR has been disputing the remaining $7.6 million of the $10.5 million, which relates to fines and penalties assessed, because PKKR believes there was an incorrect application of the provisions of the tax act. PKKR has paid this amount to stop the further accumulation of fines and penalties and has recorded this payment as an account receivable pending resolution of this issue. The Working Group agreed with PKKR’s position and determined that there was an incorrect application of the provisions of the tax legislation. The account receivable of $7.6 million will be recovered through offsetting current taxes payable in 2004.

Assessments for 2000 and 2001

The Corporation, through its operating subsidiaries in Kazakhstan received tax assessments for 2000 and 2001 amounting to $56.0 million, which were reduced through negotiations to $45.0 million (including our 50% share of Turgai’s assessments). The Corporation does not agree with these assessments and has filed court cases disputing these amounts. The following paragraphs discuss the 2000 and 2001 assessments.

PKOP has been successful at the first level of the court system and at the Supreme Court with respect to the entire $12.5 million of its assessment. This assessment was for withholding taxes on the acquisition of an interest in the CPC pipeline and the assessment was made despite the fact that this transaction was not completed. This case may be appealed by the Ministry of Finance.

Turgai has been successful at the first two levels of the court system on almost its entire assessment of $12.0 million, of which $6.0 million is our 50% share. There is no possibility of further Government appeal.

The PKKR assessment was split into two cases. The first case was for amounts totaling approximately $13.0 million and at the first level of the court system PKKR was successful on $6.8 million of the $13.0 million and was unsuccessful on the re m a i n d e r. The major issue on which PKKR was unsuccessful was the assessment of royalties on flared associated gas (approximately $4.5 million). The Corporation believes the claim for royalties on flare d associated gas, which has no commercial value, contravenes the provisions of its hydrocarbon contracts. PKKR appealed to the Supreme Court and was unsuccessful. The Working Group determined that PKKR would pay royalties on produced gas volumes less gas volumes reinjected and gas consumed in operations as fuel gas. A flat 5% royalty rate is to be applied and the valuation will be based upon sales value for those volumes sold and lifting costs for the remaining volumes. PKKR has provided $0.4 million for royalties on associated gas for the years 1998-2001 and $0.2 million for 2002 and 2003. PKKR has also provided $1.8 million for the years 2000 and 2001 and made a further provision of $1.7 million for 2002 and 2003 for the remaining issues.

The second case was for $13.5 million, with $6.9 million related to transfer pricing sent back by the court for re -negotiation. The transfer pricing amount has been reduced through re-negotiation to $700,000. The second case was heard in September 2003 with PKKR being successful on almost all of the issues. The final assessment resulting from the court decision totalled $783,000 including the transfer pricing issue. The Ministry of Finance appealed to the Supreme Court, approximately $2.1 million of the assessment relating to the methodology used to revalue tax pools for currency fluctuations ($1.7 million) and the accelerated write-off of certain assets ($0.4 million). PKKR was unsuccessful at the Supreme Court. The working group did not resolve this issue as it was a matter of current litigation. The Corporation has provided for these amounts and plans to appeal to the Supervisory panel of the Supreme Court. There is no impact on following years.

Recent PKKR assessments

PKKR received an assessment for royalties on oil production during testing of the East Kumkol discovery on its exploration contract for $0.3 million and was assessed a fine of $1.3 million. The Corporation believes this assessment is without merit because the assessment is contrary to the hydrocarbon contract and relevant legislation. The Working Group determined that royalties on oil production under the Corporation’s exploration contract would be payable in accordance with the production contract entered into upon determination that the discovery is commercial. Royalties will be paid 30 days subsequent to signing the production contract. The Working Group determined that the assessment for royalties and the associated fine would be withdrawn. The Corporation has estimated that the royalties payable on accumulated production would amount to $0.4 and has provided for this amount.

Kazgermunai assessments

The Corporation, through its joint venture Kazgermunai, has received tax assessments for 2001 and 2002 amounting to $9.2 million (of which our 50% share is $4.6 million). Neither the Corporation nor Kazgermunai agree with these assessments, and Kazgermunai will be disputing these amounts through the legal system.

Capital expenditures commitment

Pursuant to the Share Sale-Purchase Agreement with the Republic of Kazakhstan, a commitment was made to invest, in Kazakhstan, an aggregate of $280 million in capital expenditures, investments or other items that may be treated as capital assets of PKKR on or before December 31, 2002. These expenditures were to be used to further exploit and develop existing fields and to explore for new additional reserves to enhance future production and revenues. If the required investment is not made within the agreed time period, the Corporation may be required under the terms of the Agreement to pay a penalty of 15% of the amount not invested. As at December 31, 2002, the Corporation believes it has met this commitment. The expenditures and commitments may be subject to audit and certification by the Government of Kazakhstan.

The Corporation has assumed the rights and obligations under the PKOP privatization agreement, whereby the Government of Kazakhstan privatized PKOP. Under this agreement, the Corporation was required to invest, or cause PKOP to invest, the Tenge equivalent of $150.0 million in capital expenditures or investments by December 31, 2001.

As of December 31, 2003, the Corporation believes it has met this commitment. The Corporation is currently engaged in discussions with representatives of the Government of Kazakhstan concerning the level of capital expenditures or commitments made as at December 31, 2001. The Government of Kazakhstan agrees with the Corporation’s assertion regarding $116.0 million of this commitment and is claiming the remaining obligation has not been met. If it is established that the Corporation has not met the remaining obligation, the Corporation may be required, under the terms of the agreement, to pay a penalty of 15% of the unfulfilled obligation or $5.1 million.

Legal proceedings

The Corporation and its subsidiary PKKR were claimants in arbitration proceedings being conducted under the auspices of the International Court of Arbitration of the International Chamber of Commerce, in Paris, France. The Corporation and PKKR are claiming damages in the amount of $31.5 million. The Corporation contends that the defendants, EEG and RWE (the joint venture partners of PKKR in the joint venture Kazgermunai LLP) have acted in breach of the Foundation Agreement of the Kazgermunai LLP and certain other related agreements. No amount has been recorded in the consolidated financial statements as at December 31, 2003.

The Corporation had been named as defendant in a claim filed by a company alleging it was retained under a consulting contract since January 17, 1997 until services were suspended in May 1999. The liquidated principal amount claimed was, in aggregate, $6.6 million and an additional unspecified amount was claimed as an alleged penalty provision, with the total claim not to exceed $35.0 million. The arbitration decision has been received and the Corporation has paid $7.1 million for full settlement of the claim.

The Corporation has been named as defendant in a claim filed by a company alleging breach of a consulting contract, in aggregate of $4.7 million. The Corporation believes this claim is without merit and, accordingly, no amount has been recorded in the consolidated financial statements at December 31, 2003.

The Corporation has been named as a defendant in a claim filed by a company alleging a breach of an agreement in the amount of $2.4 million. The Corporation believes this lawsuit is without merit and, accordingly, no amount has been recorded in the consolidated financial statements at December 31, 2003.

Agency for Regulation of Natural Monopolies and Protection of Competition

The ARNM alleged that PKOP charged prices for refined oil products that in total were $6.3 million in excess of ARNM authorized maximum prices. The Corporation has always taken the position that the ARNM does not have the right to establish prices for PKOP under the terms of the Privatization Agreement relating to the Shymkent refinery, which operates in a highly competitive environment. PKOP initiated legal proceedings to annul the ARNM claim and the court of first instance has reduced the ARNM claim to approximately $1.1 million. PKOP and the ARNM have both appealed this decision to the Supreme Court. PKOP’s position remains that the ARNM does not have the right to establish prices for the refinery and the Corporation, as the party in interest under the Privatization Agreement for the Shymkent refinery has notified the Government of Kazakhstan that it is in breach of relevant provisions of the Privatization Agreement. The Corporation has the right to proceed to international arbitration under the terms of the Privatization Agreement.

The ARNM claimed $31 million from a group company for allegedly violating Kazakhstan’s competition law. The Corporation initiated legal proceedings and the court of first instance dismissed the ARNM claim. The ARNM has appealed this decision. The date to hear this appeal has not been set.

The ARNM claimed $91.4 million from group companies for allegedly violating Kazakhstan’s competition law. The group companies initiated legal action to defend themselves, and at the Astana City Court they were unsuccessful in their challenge of allegations by the ARNM that these companies had violated Kazakhstan competition laws. The judgment upheld the ARNM determination that these distributors had received unjustified revenues totaling approximately $91.4 million.

It remains the Corporation’s view that the allegations are without justification; a highly competitive market exists for oil products within Kazakhstan and the current level of prices reflects current world crude oil prices, which a re close to their historical high. Also, the prices charged by the group companies are competitive with Russian imports and with those charged by distributors of the other two refineries in Kazakhstan.

The Corporation is considering its recourse rights under the terms of the Shymkent Refinery Privatization Agreement, which clearly stipulates the right to sell any and all its products in Kazakhstan and abroad at free market prices.

The Corporation will continue to seek a dialogue with the appropriate authorities to address the concerns related to the pricing of refined products and possible measures to be taken to further promote transparency and effective monitoring of the dynamics of competition, consistent with market economy principles.

Excess profit tax

The Corporation, through its subsidiary PKKR and joint venture Turgai, is subject to excess profit tax under the terms of the Hydrocarbon Exploration and Production contracts they have for oil and gas production. The contracts are specific to each field.

Excess profit tax is in addition to statutory income taxes, which are at a rate of 30%, and excess profit tax takes effect after the field has achieved a cumulative internal rate of return higher than 20% for the specific field. The excess profit tax ranges from 0% to 30% of taxable income for the year for PKKR and from 0% to 50% for Turgai. The Corporation did not incur excess profits tax in 2003; it may be subject to excess profit tax for the year ended December 31, 2004 and subsequent years in certain of its fields.

Environmental matters

Extensive national, regional and local environmental laws and regulations in Kazakhstan affect nearly all of our operations. These laws and regulations set various standards regulating certain aspects of health and environmental quality provide for user fees, penalties and other liabilities for the violation of these standards and establish, in some circumstances, obligations to remediate current and former facilities and off-site locations.

The Corporation believes it is currently in compliance with all existing Republic of Kazakhstan environmental laws and regulations. However, as new environmental laws and legislation are enacted and the old laws are repealed, interpretation, application and enforcement of the laws may become inconsistent. Compliance in the future could require significant expenditures, which may adversely affect the Corporation’s operations.

NOTE 21 RECONCILIATION OF RESULTS FROM CANADIAN GAAP TO U.S. GAAP

These consolidated financial statements have been pre p a red in accordance with Canadian GAAP which conform in all material respects with those applicable with U.S. GAAP, except as set forth below:

Income taxes

Recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for future income taxes differ from United States GAAP due to accounting for certain tax incentives. Under the tax legislation in the Republic of Kazakhstan, the Corporation may revalue the tax pool of its Upstream assets using the prescribed inflation rate. A future income tax asset is recognized to reflect such revaluation in the consolidated financial statements, which is reversed for United States GAAP.

Foreign currency translation

PetroKazakhstan’s principal operating subsidiaries are PKKR and PKOP and for Canadian GAAP are classified as integrated which leads to the use of the temporal method of translation (Note 1). Under United States GAAP, the Corporation, on a consolidated basis, is required to translate the accounts of its principal operating subsidiaries using the current rate method. The significant changes which result from this difference are a reduction in the carrying value of capital assets and the creation of a cumulative translation account within the equity section of the balance sheet, which reduces total equity.

Accounting for commodity hedges

The Corporation has entered into a commodity-hedging program where it is utilizing derivative instruments as described in Note 17. The Corporation has designated these as cash flow hedges under SFAS 133 and recognizes in earnings, changes in fair value of these derivatives in the same period as the hedged item. Any change in the fair value of these cash flow hedges before that period are recognized in the balance sheet and in other comprehensive income. The change to comprehensive income for the year ended December 31, 2003 was $1.6 million (2002 – $4.4 million). The amount recorded as accounts payable as at December 31, 2003 was $2.8 million (2002 – $4.4 million).

Accounting for oil and gas properties

The Corporation has completed a ceiling test calculation under United States GAAP at December 31, September 30, June 30 and March 31, in 2003, 2002 and 2001.

There are certain differences between the full cost method of accounting for oil and gas assets as applied in Canada and as applied in the United States. The Corporation has reviewed such differences and determined that no variances in financial statement balances would have resulted from the application of full cost accounting in accordance with United States GAAP.

Change in accounting principles

Effective January 1, 2003 the Corporation adopted SFAS 143, Accounting for Asset Retirement Obligations. The Corporation recognized the estimated fair value of the liability for its assets retirement obligation. As at December 31, 2003, the fair value of the obligation was estimated to be $11.0 million. These estimated costs were recorded as an increase in the gross book value of property, plant and equipment with a corresponding increase in the provision for future site restoration. The asset retirement obligation is depleted on a unit-of-production basis over the useful life of the related assets. An accretion expense, resulting from the changes in the liability due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period, is recorded as part of interest expense.

The cumulative effect from the date the liability would have been recognized and the date of adoption of SFA S 143 was $2.1 million and is included in net income for the year ended December 31, 2003.

The assets retirement obligation liability, had we applied SFAS 143 for all years presented in these financial statements, would be:

As at January 1, 2002	9,293
As at January 1, 2003	10,129

The pro forma information, had we applied SFAS 143 for comparative years presented in these consolidated financial statements, would be as follows:

	2002	2001

Net income
As reported	162,539	162,643
Proforma	162,498	162,868
Basic net income per share :
As reported	2.01	2.04
Proforma	2.01	2.04
Diluted net income per share :
As reported	1.93	1.94
Proforma	1.93	1.95

Consolidated statements of income

The application of United States GAAP would have the following effects on net income as reported:

Years ended December 31	2003	2002	2001

Net income as reported in accordance with Canadian GAAP	317,488	162,568	169,340
Accounting for income taxes	629	–	(6,157)
Amortization of debt issue costs	–	(29)	(540)
Interest expense (accretion expense)	(912)	–	–
Depletion and depreciation	2,159	–	–
Future income tax	(374)	–	–

Net income under U.S. GAAP before cumulative effect of initial application of SFAS 143	318,990	162,539	162,643
Cumulative effect of initial application of SFAS 143	(2,107)	–	–

Net income under U.S. GAAP	316,883	162,539	162,643

Basic income per share under United States GAAP:
Net income under U.S. GAAP before cumulative effect of initial application of SFAS 143	4.08	2.01	2.04
Cumulative effect of initial application of SFAS 143	(0.03)	–	–

Basic net income per share under U.S. GAAP	4.05	2.01	2.04

Diluted income per share under United States GAAP:
Net income under U.S. GAAP before cumulative effect of initial application of SFAS 143	3.92	1.93	1.94
Cumulative effect of initial application of SFAS 143	(0.02)	–	–

Diluted net income per share under U.S. GAAP	3.90	1.93	1.94

Comprehensive income
Net income under U.S. GAAP	316,883	162,539	162,643
Foreign exchange translation adjustment	35,199	(2,235)	(1,598)
Fair value adjustment cash flow hedges	1,594	(4,392)	–

Total comprehensive income	353,676	155,912	161,045

Stock based compensation

The Corporation has a stock-based compensation plan as described in Note 14. During the year ended December 2003, the Corporation adopted SFAS 123 and 148, which require recognition of compensation expense using the fair value of the equity instrument granted. The Corporation has adopted this recommendation on a prospective basis, effective January 1, 2003. Accordingly, the Corporation has recognized compensation expense for all common stock options granted to employees and non-executive directors on or after January 1, 2003 using the estimated fair value. The Corporation has recorded compensation expense of $1.2 million in general and administrative expenses within the consolidated statements of income and retained earnings for the year ended December 31, 2003 with a corresponding increase in contributed surplus within shareholder’s equity. Compensation expense for options granted on or after January 1, 2003 is recognized as compensation expense over the vesting period of the respective options. For common share options granted prior to January 1, 2003 the pro forma impact on net income and net income per share are as follows.

Years ended December 31	2003	2002	2001

Net income under U.S. GAAP:
As reported	316,883	162,539	162,643
Add stock-based employee compensation expense included in reported net income	1,175	–	–
Deduct total stock-based employee compensation expense for all awards	(3,363)	(2,530)	(3,647)

Proforma	314,695	160,009	158,996

Basic net income per share :

As reported	4.05	2.01	2.04
Proforma	4.03	1.98	1.99

Diluted net income per share :

As reported	3.90	1.93	1.94
Proforma	3.87	1.90	1.90

Stock options vested during period (thousands)	381	513	1,013
Weighted average exercise price	6.59	6.02	5.90
Weighted average fair value of options vested during the period	5.74	4.93	3.60
Weighted average fair value of options granted during the period	7.82	5.73	3.63

The foregoing information is calculated in accordance with the Black-Scholes option pricing model, using the following data and assumptions: volatility, as of the date of grant, computed using the prior one to three-year weekly average prices of the Corporation’s common shares, which ranged from 38% to 70%; expected dividend yield – 0%; option terms to expiry – 5 years as defined by the option contracts; risk-free rate of return as of the date of grant – 3.91% to 5.16%, based on five year Government of Canada Bond yields.

Consolidated balance sheets

The application of U.S. GAAP would have the following effects on balance sheet items as reported:

		Foreign	Fair value
		exchange	adjustment	Accounting	Asset
	As	translation	cash flow	for income	retirement	U.S.
	reported	adjustment	hedges	taxes	obligation	GAAP

December 31, 2003
Current assets	431,471					431,471
Deferred charges	6,729					6,729
Property, plant and equipment	527,136	(13,446)			3,614	517,304
Restricted cash	35,468					35,468
Futureincome tax assets	24,815			(5,528)	(374)	18,913
Current liabilities	168,299		2,798			171,097
Long-term debt	246,655					246,655
Futureincome tax liability	13,012					13,012
Provision for future site restoration	6,567				4,474	11,041
Non-controlling interest	13,091					13,091
Preferred shares of subsidiary	80					80
Shareholders’ equity	577,915	(13,446)	(2,798)	(5,528)	(1,234)	554,909

		Foreign	Fair value
		exchange	adjustment	Accounting	Asset
	As	translation	cash flow	for income	retirement	U.S.
	reported	adjustment	hedges	taxes	obligation	GAAP

December 31, 2002
Current assets	261,399					261,399
Deferred charges	5,321					5,321
Property, plant and equipment	405,479	(48,645)				356,834
Futureincome tax assets	24,529			(6,157)		18,372
Current liabilities	110,369		4,392			114,761
Long-term debt	281,797					281,797
Futureincome tax liability	17,015					17,015
Provision for future site restoration	4,167					4,167
Non-controlling interest	10,753					10,753
Preferred shares of subsidiary	83					83
Shareholders’ equity	272,544	(48,645)	(4,392)	(6,157)		213,350

Consolidated statements of income and deficit reclassifications

Interest and other income is presented within revenue under Canadian GAAP, under the U.S. GAAP this would be presented as a separate line item after operating income.

Interest and financing costs is presented within expenses under Canadian GAAP, under U.S. GAAP this would be presented as a separate line item after operating income.

Unusual items as presented under Canadian GAAP would be included within expenses under U.S. GAAP.

The “Cash flow” subtotal line would not be presented in a cash flow statement pre p a red under U.S. GAAP.

Impact of new and impending U.S. GAAP accounting standards

Statement of Financial Accounting Standards No. 145 (“SFAS 145”) – Rescission of FA S B Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, addressed income statement classification of gains and losses from extinguishment of debt. SFAS No. 64 amended SFAS No. 4 and is no longer necessary due to the rescission of SFAS No. 4. SFA S No. 145 also amended SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 has no impact on the Corporation’s financial statements.

Statement of Financial Accounting Standards No. 146 (“SFAS 146”) – Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which requires the recognition of a liability when incurred for costs associated with an exit or disposal activity. S FAS No. 146 has no material impact on the Corporation’s financial statements.

Statement of Financial Accounting Standards No. 148 (“SFAS 148”) – Accounting for Stock-based Compensation Transition and Disclosure – an Amendment of FASB Statement No. 123

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-based Compensation Transition and Disclosure – an Amendment of FASB Statement No. 123”, to provide alternative methods of accounting for stock-based employee compensation. SFAS No. 148 is effective for fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. The prospective method was adopted by the Corporation in the year ended December 31, 2003.

Statement of Financial Accounting Standards No. 149 (“SFAS 149”) – Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, to clarify accounting for derivative instruments, including certain derivative instruments embedded in other contracts. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. SFAS No. 149 has no material impact on the Corporation’s financial statements.

Statement of Financial Accounting Standards No. 150 (“SFAS 150”) – Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, FASB issued SFAS No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, to improve the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 did not have a material impact on the Corporation’s financial statements.

Interpretation No. 45 – Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, FASB issued Interpretation No.45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation sets forth expanded disclosure requirements in the financial statements about a guarantor’s obligations under certain guarantees that it has issued. It also clarifies that, under certain circumstances, a guarantor is required to recognize a liability for the fair value of the obligation at the inception of the guarantee. Certain types of guarantees, such as product warranties, guarantees accounted for as derivatives, and guarantees related to parent-subsidiary relationships are excluded from the liability recognition provisions of Interpretation No.45, however, they are subject to the disclosure requirements. The initial liability recognition provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of Interpretation No.45 are effective for financial statements for interim or annual periods ending after December 15, 2002. As at December 31, 2003, the Corporation had not issued guarantees that require this disclosure. The adoption of the new rules did not have a material impact on its financial position or results of operations.

Interpretation No. 46 – “Consolidation of Variable Interest Entities,” an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements

FIN No. 46, ‘‘Consolidation of Variable Interest Entities,’’ was issued in January 2003. FIN No.46 addresses consolidation by business enterprises of variable interest entities. FIN 46 provides criteria for identifying variable interest entities (VIEs) and further criteria for determining what entity, if any, should consolidate them. In general, VIEs are entities that either do not have equity investors with voting rights or have equity investors that do not provide sufficient financial resources for the entity to support its activities. In December 2003, the FASB issued FIN No. 46R to clarify some of the provisions of FIN No. 46 and to exempt certain entities from its requirements. The additional guidance was issued in response to input received from constituents regarding certain issues arising in implementing FIN No. 46. FIN 46 is effective for fiscal years beginning January 1, 2004. Management is still in the process of evaluating the impact of FIN 46.

Historical financial data

Years ended December 31

(UNAUDITED)

(EXPRESSED IN MILLIONS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

	2003	2002	2001	2000	1999	1998	1997

INCOME
Revenue	1,117.3	825.4	603.1	523.2	155.2	175.9	94.8
Expenses	(560.1)	(508.0)	(323.7)	(223.5)	(136.8)	(153.9)	(56.0)
Depletion and depreciation	(82.0)	(45.1)	(34.3)	(14.7)	(2.9)	(55.3)	(15.9)
Ceiling test write-downs	–	–	–	–	(2.1)	(173.4)	–
Income taxes	(155.4)	(100.5)	(68.4)	(99.7)	(17.7)	(22.6)	(7.1)
Unusual items	–	(7.1)	(5.5)	(20.4)	12.8	–	–
Non-controlling interest	(2.3)	(2.1)	(1.9)	(10.0)	–	–	–

Net Income (Loss)	317.5	162.6	169.3	154.9	8.5	(229.3)	15.8

CASH FLOW
Cash flow	399.9	216.8	200.3	179.4	17.0	0.6	32.0
Proceeds from shares issued	1.6	1.4	0.7	26.7	–	2.3	0.3
Share repurchased and cancelled	14.8	23.5	–	–	–	–	–
Capital expenditures	203.2	140.1	110.2	17.0	15.2	113.0	47.3

BALANCE SHEET
Property, plant and equipment	527.1	405.5	332.9	264.5	87.6	76.8	178.8
Long-term debt	246.7	281.8	281.2	82.0	–	–	180.5
Net debt	99.8	223.3	268.9	47.8	167.8	178.1	154.9
Shareholders’ Equity	577.9	272.5	132.1	185.0	(87.6)	(96.0)	130.9

Production (mbopd)	151.3	135.8	100.9	84.1	64.3	53.1	45.0
Reserves
(as of January 1 of the following year)
(proved plus probable) (mmbbls)	490.0	518.3	512.3	487.6	458.6	449.5	429.9

STATISTICS
Weighted average common shares outstanding (millions)	78.15	80.85	79.81	70.59	44.51	44.24	42.83
Per Share (basic)
Net income (loss)	$4.06	$2.01	$2.12	$2.19	$0.19	$ (5.18)	$0.37
Cash flow	$5.12	$2.68	$2.51	$2.54	$0.38	$0.01	$0.75

Market Price for shares
Toronto (C$) – High	30.93	25.70	14.30	11.25	3.65	12.00	14.40
Low	13.87	8.27	7.10	2.70	0.25	1.40	5.05
Close	29.27	16.48	10.80	7.65	3.30	1.76	11.10
United States (U.S.$) – High	23.25	16.05	9.05	7.50	2.50	8.66	10.52
Low	9.51	5.23	4.41	1.06	0.06	0.84	3.67
Close	22.51	10.42	6.82	5.08	2.23	1.16	7.80

Share price performance

Officers of PetroKazakhstan Inc.

Bernard F. Isautier Director, Chairman of the Board, President and Chief Executive Officer
Bernard F. Isautier was appointed Chief Executive Officer of PetroKazakhstan Inc. on September 28, 1999 and Chairman of the Board and President on October 18, 1999. He has been a director of PetroKazakhstan since March 19, 1996. He has degrees in Mathematics and Physics from the Polytechnique School of Paris, an Engineering degree from the Mining School of Paris and a Masters of Business Administration from the Institute of Political Sciences in Paris.

Mr. Isautier is currently a director of a number of companies. From 1993 to 1995, he was President and Chief Executive Officer of Canadian Occidental Petroleum Ltd., and from 1990 to 1992, he was Chairman and Chief Executive Officer of Thomson Consumer Electronics Company, a French electronics company.

Prior to 1990, Mr. Isautier served as President and Chief Executive Officer of Polysar Energy and Chemicals Corp. in Toronto, Canterra Energy Ltd. and Aquitaine of Canada in Calgary. Early in his career, Mr. Isautier served as an advisor to the French Minister of Energy and Industry and as an advisor on uranium development to the President of the Republic of Niger. Mr. Isautier is a citizen of Canada and France.

Mike Azancot Senior Vice President, Exploration and Production
Mike Azancot was appointed Senior Vice President, Exploration and Production of PetroKazakhstan Inc. on February 20, 2000. He holds a Bachelor of Science in Mechanical Engineering and a Master’s Degree in Petroleum Engineering from Heriot Watt University, Edinburgh, United Kingdom. He has 25 years of experience in the oil and gas industry including international exploration and production.

Prior to joining PetroKazakhstan he held key positions with Occidental Petroleum in the UK and China and with Lasmo Plc in Indonesia and the UK where he was General Manager for Production and Operations of their European and North African assets.

Nicholas H. Gay Senior Vice President, Finance and Chief Financial Officer
Nicholas Gay was appointed Senior Vice President Finance and Chief Financial Officer of PetroKazakhstan Inc. effective October 1, 2001. He holds a Bachelor of Arts Honors degree in Economics and Economic History from the University of Durham, and is a Fellow of the UK Institute of Chartere d Accountants and an Associate Member of the Chartered Institute of Taxation. He has 27 years of international experience in the oil and gas industry.

Prior to joining PetroKazakhstan he was President and CEO of Bitech Petroleum Corporation, CFO of PanAfrican Energ y Corporation (formerly Ocelot International), both being Canadian companies and Managing Director of Brabant Petroleum Plc based in the UK.

From 1984 to 1991, Mr. Gay worked at Kerr-McGee (UK) Plc where he held various positions including Director of Finance and Administration. Prior to 1984, he worked at LL&E (UK) Inc. and Arthur Andersen & Co.

Anthony R. Peart Senior Vice President, General Counsel and Corporate Secretary
Tony Peart was appointed Senior Vice President, General Counsel and Corporate Secretary of PetroKazakhstan Inc. on December 1, 2000. He is an Attorney with degrees in Law and Arts from the University of Witwatersrand in South Africa. He also holds a Master’s Degree in General Management from the Vlerick Leuven Ghent Management School in Belgium and has completed the Program for Management Development at the Harvard Business School. He has 25 years of experience in the oil and gas industry in management, legal and corporate affairs.

Prior to joining PetroKazakhstan he was most recently Managing Director of Bula Resources (Holdings) Plc, an oil company listed on the London and Dublin Stock Exchanges. He was previously Managing Director of MMS Petroleum Plc, a UK junior oil company, and prior to that Mr. Peart held various management positions at Lasmo Plc, Ultramar Exploration Ltd. and Veba Oil and Gas in the United Kingdom.

Dermot A. Hassett Vice President, Marketing and Transportation
Dermot Hassett was appointed Vice President, Marketing and Transportation of PetroKazakhstan Inc. effective September 1, 2002. For two years prior to his appointment Mr. Hassett was Vice President Marketing and Trading for PetroKazakhstan’s operating subsidiaries, PetroKazakhstan Kumkol Resources and PetroKazakhstan Oil Products based in Almaty, Kazakhstan.

He has 25 years of international experience in the oil and gas industry.

Prior to joining PetroKazakhstan he was Business Unit Director of Elf Oil UK Limited, Managing Director of Elmgrade Ltd. and held various positions within Amoco UK Ltd. and Mobil Oil UK Ltd..

Ihor P. Wasylkiw Vice President, Investor Relations
Ihor P. Wasylkiw was appointed Vice President Investor Relations of PetroKazakhstan Inc. on March 29, 2000. For two years prior to this appointment Mr. Wasylkiw held the position of Director Investor Relations at PetroKazakhstan. Mr. Wasylkiw holds a Bachelor of Science in Mechanical Engineering from the University of Manitoba. He has 25 years of experience in the oil and gas industry.

From 1979 to 1992, Mr. Wasylkiw worked for Shell Canada Limited in various technical and managerial positions. In 1992, he joined Total Gestion Internationale in Paris, France and worked in the former CIS for a number of years in an executive position. Upon his return to Canada, Mr. Wasylkiw spent four years in the investment sector, two years with Research Capital Corp. as a Senior Oil and Gas Analyst.

Mr. Wasylkiw is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Canadian Investor Relations Institute. He has been the recipient of the Canadian Petroleum Association Distinguished Service Award.

Corporate information

DIRECTORS

Bernard F. Isautier
President and Chief Executive Officer
Windsor, United Kingdom

Askar Alshinbaev (2) (3)
Managing Director,
OJSC Kazkommertsbank
Almaty, Kazakhstan

Jean-Paul Bisnaire
Partner
Davies Ward Phillips & Vineberg LLP
Toronto, Ontario

James B.C. Doak (1) (3)
President and Managing Partner,
Megantic Asset Management Inc.
Toronto, Ontario

Nurlan J. Kapparov
Chairman, KazInvestBank
Almaty, Kazakhstan

Jacques Lefèvre (1) (2)
Vice Chairman, Lafarge S.A.
Paris, France

Louis W. MacEachern (2) (3)
President, Fortune Industries Ltd.
Calgary, Alberta

Jan Bonde-Nielsen (1)
Chairman, Greenoak Holdings
London, England

(1) Audit Committee Member
(2) Compensation Committee Member
(3) Corporate Governance Committee
Member

OFFICERS

Bernard F. Isautier
President and Chief Executive Officer

Mike Azancot
Senior Vice President, Exploration
and Development

Nicholas H. Gay
Senior Vice President, Finance and
Chief Financial Officer

Anthony R. Peart
Senior Vice President, General
Counsel and Corporate Secretary

Dermot A. Hassett
Vice President, Marketing
and Transportation

Ihor P. Wasylkiw
Vice President, Investor Relations

SHARE TRANSFER AGENT

Computershare Trust Company
of Canada
Calgary, Alberta
Toronto, Ontario

AUDITORS

Deloitte & Touche
Almaty, Kazakhstan

BANKERS

Citibank
Almaty, Kazakhstan
London, England

ABN Amro Bank Kazakhstan
Almaty, Kazakhstan

Bank Turan Alem
Almaty, Kazakhstan

National Bank of Canada
Calgary, Alberta

Barclays Bank Plc
Nicosia, Cyprus

LEGAL COUNSEL

Davies Ward Phillips & Vineberg LLP
Toronto, Ontario

Gowling Lafleur and Henderson LLP
Calgary, Alberta

Paul, Weiss, Rifkind,
Wharton & Garrison
New York, New York

Denton Wilde Sapte
Almaty, Kazakhstan

Bracewell Patterson
Almaty, Kazakhstan

Salans
Almaty, Kazakhstan

INDEPENDENT RESERVOIR
CONSULTANTS

McDaniel & Associates
Consultants Ltd.
Calgary, Alberta

OFFICE ADDRESSES

Registered Office

PetroKazakhstan Inc.
Suite 1460 Sun Life Plaza,
North Tower, 140 – 4th Avenue S.W.
Calgary, Alberta
Canada T2P 3N3
Tel: (403) 221-8435
Fax: (403) 221-8425
Website: www.petrokazakhstan.com
Email: ir@petrokazakhstan.com
Contact: Ihor P. Wasylkiw,
Vice President Investor Relations

UK Representative Office

Ascot Petroleum Consulting Ltd.
Hogarth House, 31 Sheet Street
Windsor, Berkshire
United Kingdom SL4 1BY
Tel: 44 (1753) 410 020
Fax: 44 (1753) 410 030
Contact: Jeffrey D. Auld
Manager Investor Relations - Europe

Kazakhstan Offices

PetroKazakhstan Kumkol Resources
PetroKazakhstan Oil Products
204 Karasai Batyr Street
Almaty, Republic of Kazakhstan
480009
Tel: 7 (3272) 58-18-48
Fax: 7 (3272) 58-18-60
Contact: Thomas Dvorak, President

SHARE LISTINGS

The Toronto Stock Exchange
S&P/TSX
• 100 Composite Index
• Energy Index
• Canadian Midcap Index

New York Stock Exchange
• NYSE Composite Index
• NYSE Energy Index

The London Stock Exchange

Frankfurt Stock Exchange

Worldwide Trading Symbol – PKZ

It is with great sadness and respect that we pay tribute to Mr. Marlo Thomas, former President of our Kazakhstan operations. Marlo who was fundamental to the Company’s success, passed away in early January 2004. He will be missed as a leader, as a colleague and as an exemplary person.

CONVERSION AND EQUIVALENCY TABLES

Multiply by
Kilometres to Miles	0.621
Metric Tonnes to U.S. barrels for 40° API crude	7.746
Hectares to Acres	2.471
Metres to Feet	3.281

C$1.5911 to the U.S.$1.00 as at December 31, 2001
C$1.5763 to the U.S.$1.00 as at December 31, 2002
C$ 1.4068 to the U.S.$1.00 as at December 31, 2003
Tenge 147.29 to the U.S.$1.00 as at December 31, 2001
Tenge 155.05 to the U.S.$1.00 as at December 31, 2002
Tenge 143.25 to the U.S.$1.00 as at December 31, 2003

1 square km = .386 square miles
1 square km = 247 acres
1 square mile = 640 acress

ABBREVIATIONS AND DEFINITIONS

API	American Petroleum Institute
ARNM	Agency for Regulation of Natural Monopolies and Protection of Competion
bbl	barrel
bbls	barrels
bcf	billion cubic feet
bfpd	barrels of fluid per day
bopd	barrels of oil per day
Brent	Brent dated oil reference price
C$	Canadian dollars
CIF	Cost, Insurance and Freight
CPC	Caspian Pipeline Consortium
CPF	Central Processing Facility
CPT	Carriage Paid To
DAF	Delivered at Frontier
DDU	Delivered Duty Unpaid
EBITDA	Earnings before interest, income taxes, depreciation, depletion and amortization
EBRD	European Bank of Reconstruction and Development
EEG	Erdol Erdgas Gommern GmbH
FASB	Financial Account Standards Board
FCA	Free Carrier
FOB	Free On Board
GAAP	Generally accepted accounting principles
GDP	Gross Domestic Product
GUP	Gas Utilization Project
HS&E	Health, safety and environment
IFC	International Finance Corporation
IMF	International Monetary Fund
IPE	International Petroleum Exchange
KAM	Kyzylkiya, Aryskum and Maibulak
km	kilometre(s)
km2	square kilometre(s)
LPG	Liquified Petroleum Gas
mazut	heavy fuel oil
mbbl	thousand barrels
mbopd	thousand barrels of oil per day
mm	million
mmbbls	million barrels
mmbopd	million barrels of oil per day
mmtonnes	million metric tonnes
NYSE	New York Stock Exchange
NATO	North Atlantic Treaty Organization
OPEC	Organization of Petroleum Exporting Countries
PKOP	PetroKazakhstan Oil Products
PKKR	PetroKazakhstan Kumkol Resources
RWE	RWE-DEA AG
SFAS	Statement of financial accounting standards
tonnes	metric tonnes
Turgai	Turgai Petroleum
UN	United Nations
U.S.$	United States dollars
VAT	Value Added Tax
VDU	Vacuum Distillation Unit
VGO	Vacuum Gas Oil
VIEs	Variable Interest Entities
$/bbl	U.S. dollars per barrel
2D	two dimensional
3D	three dimensional

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements relate to the Corporation’s future plans, objectives, expectations and intentions. These statements are identified by the use of words such as “may”, “will”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “believe”, “continue” or other similar expressions. These forward-looking statements reflect management’s current expectations and assumptions as to future events that may not prove to be accurate. Actual results are subject to a number of risks and uncertainties and could differ materially from those discussed in these statements. In light of the many risks and uncertainties surrounding our business and operations, you should keep in mind that the forward-looking statements described in this document may not transpire. The Corporation undertakes no obligation, and does not intend, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.